02025305

24-4438

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-A

REGULATION A OFFERING STATEMENT UNDER THE SECURITIES ACT OF 1933

Del-Rene Company
(Exact name of issuer as specified in its charter)

Nevada
(State or other jurisdiction of incorporation or organization)

5921 S. 91st Street, Lincoln, Nebraska 68526 (402) 489-2234
(Address, including zip code, and telephone number, including area code of issuer's principal executive office)

Steve M. Alsbury, 5921 S. 91st Street, Lincoln, Nebraska 68526 (402) 489-2234-Director of Company
(Name, address, including zip code, and telephone number, including area code, of agent for service)

7380	**88-0515559**
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A

CUMULATIVE PAGINATION TABLE OF CONTENTS

PART I— NOTIFICATION

ITEM 1. Significant Parties

List the full names and business and residential addresses, as applicable, for the following persons:

(a) the issuer's directors; **of Del-Rene Company**

Nancy Alsbury, 5921 S. 91st Street, Lincoln, Nebraska, 68526

Steve Alsbury, 5921 S. 91st Street, Lincoln, Nebraska, 68526

(b) the issuer's officers;

Nancy Alsbury, 5921 S. 91st Street, Lincoln, Nebraska, 68526

Steve Alsbury, 5921 S. 91st Street, Lincoln, Nebraska, 68526

(c) the issuer's general partners;

N/A, Company is a corporation, not a partnership

(d) record owners of 5 percent or more of any class of the issuer's equity securities;

Nancy Alsbury, 5921 S. 91st Street, Lincoln, Nebraska 68526
Steve Alsbury, 5921 S. 91st Street, Lincoln, Nebraska 68526
Mary Lathrop, 5816 N 20th Street, Lincoln, Nebraska 68521
David Alsbury, 3373 Pheasant Canyon Highway, Laughlin, Nevada 89029
Scott Alsbury, 7393 Bell Vista Drive, Rockford, Illinois 61107

(e) beneficial owners of 5 percent or more of any class of the issuer's equity securities;

Nancy Alsbury, 5921 S. 91st Street, Lincoln, Nebraska 68526
Steve Alsbury, 5921 S. 91st Street, Lincoln, Nebraska 68526
Mary Lathrop, 5816 N 20th Street, Lincoln, Nebraska 68521
David Alsbury, 3373 Pheasant Canyon Highway, Laughlin, Nevada 89029
Scott Alsbury, 7393 Bell Vista Drive, Rockford, Illinois 61107

(f) promoters of the issuer;

Company self-promoting through its' officer, Sr. Vice President Steve Alsbury

50.□. affiliates of the issuer;

The affiliates of the issuer are as stated above in section (e). The promoter and company officer handling the sale of shares is listed in (g).

(h) counsel to the issuer with respect to the proposed offering;

Ms. Joni R. Cover, Attorney-at-Law, #22181

5920 South 91st Street

Lincoln, Nebraska 68526

(i) each underwriter with respect to the proposed offering;

No outside underwriter as company is self underwriting.

(j) the underwriter's directors;

No outside underwriter directors as company is self underwriting.

(k) the underwriter's officers;

No outside underwriter officers as company is self underwriting.

(l) the underwriter's general partners;

No outside general partners as company is self underwriting.

(m) counsel to the underwriter.

No outside counsel for underwriter as company self underwriting.

ITEM 2. Application of Rule 262

(a) State whether any of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

No one identified in Item 1 is subject to disqualification provisions set for in Rule 262.

(b) If any such person is subject to these provisions, provide a full description including pertinent names, dates and other details, as well as whether or not an application has been made pursuant to Rule 262 for a waiver of such disqualification and whether or not such application has been granted or denied.

Not applicable.

ITEM 3. Affiliate Sales If any part of the proposed offering involves the resale of securities by affiliates of the issuer, confirm that the following description does not apply to the issuer. **No affiliate sale of current stockholder's securities is allowed for this Offering. The current affiliates as mentioned in Item 1 (d) have submitted their shares to the Promotional Escrow Agent, Union Bank & Trust Company, (see Exhibit "Receipt of Assets for Del-Rene Company promotional Shares Escrow"). The Promotional Share Escrow Agent is holding the shares pursuant to the Promotional Shares Agreement in the Exhibit Section, of which partial specifics from the Promotional Escrow Agreement are listed below.**

Deposit of Promotional Shares
1.The Depositors' Promotional Shares have been deposited into an Escrow Account ("Escrow") with the Escrow Agent, and the Escrow Agent acknowledges receipt of the Promotional Shares as of the date of this Agreement.

Exercise or Conversion of Promotional Shares
2.If the Promotional Shares have exercise rights or conversion rights, the Escrow Agent will, upon receipt of the Company's written request, provide the documents that evidence and/or which are necessary to execute the exercise rights or conversion rights. The exercised or converted Promotional Shares will remain in Escrow subject to the terms of this Agreement.
Term
3.This Agreement and the Escrow begin on the date this Agreement was entered into as indicated above. The Escrow Agent will hold the Promotional Shares until the release conditions of paragraph 4 below are satisfied.

Release Of Promotional Shares
4a. Subject to the documentation requirements in paragraph 5 below, the Escrow Agent will release the Promotional Shares per the written authorization of the Company, as approved by the Company's accountant, who has completed the following calculations:

1.(A) If the Company's Aggregate Revenues are less than $500,000: beginning two years after the completion date of the registered offering, two and one-half percent (2 1/2%) of Promotional Shares held in Escrow may be released each

quarter pro rata among the Depositors. All remaining Promotional Shares will be released from Escrow on the fourth anniversary of the completion date of the registered offering; or

(B).If the Company's Aggregate Revenues are $500,000 or more and there is no statement in the Company's financial statements or its auditors' report regarding the Company's ability to continue as a going concern: beginning one year after the completion date of the registered offering, two and one-half percent (2 1/2%) of Promotional Shares held in Escrow may be released each quarter pro rata among the Depositors. All remaining Promotional Shares will be released from Escrow on the second anniversary of the completion date of the registered offering; or

2.One hundred percent (100%) of the Promotional Shares will be released from Escrow if:

(A).The registered offering has been terminated, and no securities were sold ; or

(B).The registered offering has been terminated, and all of the gross proceeds that were received have been returned to investors; or

©. The Equity Securities did not qualify to be registered by the Administrator.

b.If the Company enters into any merger, reorganization, liquidation, dissolution or other transaction or proceeding with a person who is not a Promoter that results in the distribution of the Company's assets or securities ("Distribution") while this Agreement remains in effect, the Depositors agree that:

(1).All holders of the Company's Equity Securities will initially share on a pro rata, per share basis in the Distribution, in proportion to the amount of cash or other consideration that they paid per share for their Equity Securities (provided that the Administrator has accepted the value of the other consideration), until the shareholders who purchased the Company's Equity Securities in the registered offering ("Shareholders") have received, or have had irrevocably set aside for them, an amount that is equal to one hundred percent (100%) of the offering price per share times the number of shares of Equity Securities that they purchased in the registered offering and which they still hold at the time of the Distribution, adjusted for stock splits, stock dividends recapitalizations and the like;

(2) After a Distribution, all holders of the Company's Equity Securities will participate on an equal, per share basis times the number of shares of Equity Securities they held at the time of the Distribution, adjusted for stock splits, stock dividends, recapitalizations and the like; and

(3) A Distribution may proceed on lesser terms and conditions than the terms and conditions stated in paragraphs 4.b(1) and (2) above if a majority of the Equity Securities that are not held by Promoters, or their Associates or Affiliates, vote, or consent by consent procedure to approve the lesser terms and conditions at a special meeting called for that specific purpose.

c.If the Company enters into any merger, reorganization, liquidation, dissolution or other transaction or proceeding with a person who is a Promoter that results in a Distribution while this Agreement remains in effect, the Depositors' Promotional Shares will remain in escrow subject to the terms of this Agreement.

d.If the securities in Escrow become "Covered Securities," as defined in Section 18(b)(1) of the Securities Act of 1933, all securities held in Escrow will be released.

Documentation Regarding the Release of Promotional Shares:
5a. A written request for release of the Promotional Shares ("request for release"), based upon paragraph 4 above, accompanied by the Company's Certified Public Accountant Certificate, will be forwarded to the Escrow Agent;

b. The Company will provide appropriate documentation to the Escrow Agent to show that the requirements of paragraph 4 above have been met; and

c. The Escrow Agent will terminate the Agreement and/or release some or all of the Promotional Shares from Escrow if all the applicable provisions of the Agreement have been satisfied. The Escrow Agent will maintain all records relating to the Agreement for a period of three (3) years following the termination of the Agreement. Copies of all records retained by the Escrow Agent will be forwarded to the Administrator promptly upon written request.

Restrictions on the Transfer, Sale or Disposal of Promotional Shares.
6.While this Agreement is in effect, no Promotional Shares, any interest in Promotional Shares, or any right or title to Promotional Shares may be sold, transferred, hypothecated or otherwise disposed of ("transfer" or "transferred"), except as provided below. The Promotional Shares will not be released by Escrow Agent and may not be transferred until the Escrow Agent has received a written statement, signed by the proposed transferee ("transferee"), which states that the transferee has full knowledge of the terms of this Agreement, the transferee accepts the Promotional Shares subject to the terms of this Agreement, and the transferee realizes that the Promotional Shares will remain in Escrow and subject to the terms of the Agreement until the Promotional Shares are released pursuant to paragraph 4 above.

Depositors are prohibited from selling any of their Promotional Shares that are not subject to Escrow during the time that the Company is offering its securities in a self-underwritten registered offering.

a.Promotional Shares held in Escrow may be transferred by will, the laws of descent and distribution, the operation of law, or by order of any court of competent jurisdiction and proper venue.

b. The escrowed Promotional Shares of a deceased Depositor may be hypothecated to pay the expenses of the deceased Depositor's estate, provided that the hypothecated Promotional Shares will remain subject to the terms of this Agreement. Promotional Shares may not be pledged to secure any other debt.

c. Promotional Shares held in Escrow may be transferred by gift to the Depositor's family members, provided that the Promotional Shares will remain in Escrow and subject to the terms of this Agreement.

Voting Rights
7.With the exception of paragraph 4.b above, the Depositors will have the same voting rights as holders of non-escrowed Equity Securities.

The above *statements* apply to issuer, the Del-Rene Company and its' *current* stockholders named above. See Exhibit section for complete Promotional Escrow Agreement.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) List the jurisdiction in which the securities are to be offered by underwriters, dealers or salespersons.

Not Applicable

(b).List the jurisdictions in which the securities are to be offered other than by underwriters, dealers or salesmen and state the method by which such securities are to be offered.

Colorado, Georgia, Illinois, Indiana, Kansas, Michigan, Missouri, Nebraska, and Wisconsin.

Securities will be offered through an email and radio campaign. The email campaign is offered to specific opt-in (people who have voluntarily elected to receive promotions or information) email addresses within certain geographical markets (only the above mentioned states) with trailers stating applicable only in the above states. Potential investors *will be directed to a specific Internet address where they will be required to fill out information regarding their* residence and certifying that they do reside in the above mentioned states, and that offer is good only in Colorado, Georgia, Illinois, Indiana, Kansas, Michigan, Missouri, Nebraska, and Wisconsin. It will state the price per share as well as minimum subscription requirements along with maximum amount of shares to be sold in each state. We will confirm all information for compliance prior to an issuance of securities. If someone falsifies, or misunderstands this information we will immediately return any funds received and state this offer was only valid in Colorado, Georgia, Illinois, Indiana, Kansas, Michigan, Missouri, Nebraska, and Wisconsin. There will be also an 800 number if the Internet address is not available for them to access the Offering Circular or to call for a paper copy of the Offering Circular. The radio campaign will clarify and qualify as to where the offer is valid and include basically the same information as described in the email campaign.

ITEM 5. *Unregistered Securities Issued or* Sold Within One Year

(a) As to any unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year prior to the filing of this Form 1-A, state:

(1) the name of such issuer;

Del-Rene Company

(2) the title and amount of securities issued;

Common Stock, 15,000,000 shares.

(3) the aggregate offering price or other consideration for which they were issued and basis for computing the amount thereof;

Stocks were exchanged compatible to percentage owned by these original shareholders in the Del-Rene Company, Nebraska "S" Corporation. Offering price was computed to be equal to their investment in the Del-Rene Company Nevada "C" Corporation.

Nancy Alsbury received 6,000,000 shares priced at $0.00273 per share.

Steve Alsbury received 4,000,000 shares priced at $0.00273 per share.

Mary Lathrop received 2,000,000 shares priced at $0.00273 per share.

David Alsbury received 2,000,000 shares priced at $0.00273 per share.

Scott Alsbury received 1,000,000 shares priced at $0.00273 per share.

(4) the names and identities of the persons to whom the securities were issued.

Nancy Alsbury, President of Del-Rene Company, wife of Vice President of Del-Rene Company, owner, 5921 S. 91st Street, Lincoln, Nebraska 68526

Steve Alsbury, Vice President of Del-Rene Company, husband of President of Del-Rene Company, owner, 5921 S. 91st Street, Lincoln, Nebraska 68526

Mary Lathrop, Mother of President of Del-Rene Company, owner, 5816 N 20th Street, Lincoln, Nebraska 68521

David Alsbury, Brother of Vice President of Del-Rene Company, owner, 3373 Pheasant Canyon Highway, Laughlin, Nevada 89029

Scott Alsbury, Brother of Vice President of Del-Rene Company, owner, 7393 Bell Vista Drive, Rockford, Illinois 61107

(b) As to any unregistered securities of the issuer or any of its predecessors or affiliated issuers which were sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promoter or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer, furnish the information specified in subsections (1) through (4) of paragraph (a).

Not applicable.

(c) Indicate the section of the Securities Act or Commission rule or regulation relied upon for exemption from the registration requirements of such Act and state briefly the facts relied upon for such exemption.

Not applicable.

ITEM 6. Other Present or Proposed Offerings

State whether or not the issuer or any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A. If so, describe fully the present or proposed offering.

Not applicable.

ITEM 7. Marketing Arrangements

(a)Briefly describe any arrangement known to the issuer or to any person named in response to Item 1 above or to any selling security holder in the offering covered by this Form 1-A for any of the following purposes:

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution; **No affiliate sale of current stockholder's securities is allowed for this Offering. The current affiliates as mentioned in Item 1 (d) have submitted their shares to the Promotional Escrow Agent, Union Bank & Trust Company, (see Exhibit "Receipt of Assets for Del-Rene Company promotional Shares Escrow"). The Promotional Share Escrow Agent is holding the shares pursuant to the Promotional Shares Agreement in the Exhibit Section, of which partial specifics from the Promotional Escrow Agreement are listed below.**

Deposit of Promotional Shares

1.The Depositors' Promotional Shares have been deposited into an Escrow Account ("Escrow") with the Escrow Agent, and the Escrow Agent acknowledges receipt of the Promotional Shares as of the date of this Agreement.

Exercise or Conversion of Promotional Shares
2.If the Promotional Shares have exercise rights or conversion rights, the Escrow Agent will, upon receipt of the Company's written request, provide the documents that evidence and/or which are necessary to execute the exercise rights or conversion rights. The exercised or converted Promotional Shares will remain in Escrow subject to the terms of this Agreement.
Term
3.This Agreement and the Escrow begin on the date this Agreement was entered into as indicated above. The Escrow Agent will hold the Promotional Shares until the release conditions of paragraph 4 below are satisfied.

Release Of Promotional Shares
4a. Subject to the documentation requirements in paragraph 5 below, the Escrow Agent will release the Promotional Shares per the written authorization of the Company, as approved by the Company's accountant, who has completed the following calculations:

(1)(A) If the Company's Aggregate Revenues are less than $500,000: beginning two years after the completion date of the registered offering, two and one-half percent (2 1/2%) of Promotional Shares held in Escrow may be released each quarter pro rata among the Depositors. All remaining Promotional Shares will be released from Escrow on the fourth anniversary of the completion date of the registered offering; or

> **(B).If the Company's Aggregate Revenues are $500,000 or more and there is no statement in the Company's financial statements or its auditors' report regarding the Company's ability to continue as a going concern: beginning one year after the completion date of the registered offering, two and one-half percent (2 1/2%) of Promotional Shares held in Escrow may be released each quarter pro rata among the Depositors. All remaining Promotional Shares will be released from Escrow on the second anniversary of the completion date of the registered offering; or**

(2). One hundred percent (100%) of the Promotional Shares will be released from Escrow if:

(A). The registered offering has been terminated, and no securities were sold ; or

(B). The registered offering has been terminated, and all of the gross proceeds that were received have been returned to investors; or

©. The Equity Securities did not qualify to be registered by the Administrator.

b.If the Company enters into any merger, reorganization, liquidation, dissolution or other transaction or proceeding with a person who is not a Promoter that results in the distribution of the Company's assets or securities ("Distribution") while this Agreement remains in effect, the Depositors agree that:

(1).All holders of the Company's Equity Securities will initially share on a pro rata, per share basis in the Distribution, in proportion to the amount of cash or other consideration that they paid per share for their Equity Securities (provided that the Administrator has accepted the value of the other consideration), until the shareholders who purchased the Company's Equity Securities in the registered offering ("Shareholders") have received, or have had irrevocably set aside for them, an amount that is equal to one hundred percent (100%) of the offering price per share times the number of shares of Equity Securities that they purchased in the registered offering and which they still hold at the time of the Distribution, adjusted for stock splits, stock dividends recapitalizations and the like;

(2).After a Distribution, all holders of the Company's Equity Securities will participate on an equal, per share basis times the number of shares of Equity Securities they held at the time of the Distribution, adjusted for stock splits, stock dividends, recapitalizations and the like; and

(3).A Distribution may proceed on lesser terms and conditions than the terms and conditions stated in paragraphs 4.b(1) and (2) above if a majority of the Equity Securities that are not held by Promoters, or their Associates or Affiliates, vote, or consent by consent procedure to approve the lesser terms and conditions at a special meeting called *for that specific purpose.*

c.If the Company enters into any merger, reorganization, liquidation, dissolution or other transaction or proceeding with a person who is a Promoter that results in a Distribution while this Agreement remains in effect, the Depositors' Promotional Shares will remain in escrow subject to the terms of this Agreement.

d.If the securities in Escrow become "Covered Securities," as defined in Section 18(b)(1) of the Securities Act of 1933, all securities held in Escrow will be released.

Documentation Regarding the Release of Promotional Shares:
5a. A written request for release of the Promotional Shares ("request for release"), based upon paragraph 4 above, accompanied by the Company's Certified Public Accountant Certificate, will be forwarded to the Escrow Agent;

b. The Company will provide appropriate documentation to the Escrow Agent to show that the requirements of paragraph 4 above have been met; and

c. The Escrow Agent will terminate the Agreement and/or release some or all of the Promotional Shares from Escrow if all the applicable provisions of the Agreement have been satisfied. The Escrow Agent will maintain all records relating to the Agreement for a period of three (3) years following the termination of the Agreement. Copies of all records retained by the Escrow Agent will be forwarded to the Administrator promptly upon written request.

Restrictions on the Transfer, Sale or Disposal of Promotional Shares.
6.While this Agreement is in effect, no Promotional Shares, any interest in Promotional Shares, or any right or title to Promotional Shares may be sold, transferred, hypothecated or otherwise disposed of ("transfer" or "transferred"), except as provided below. The Promotional Shares will not be released by Escrow Agent and may not be transferred until the Escrow Agent has received a written statement, signed by the proposed transferee ("transferee"), which states that the transferee has full knowledge of the terms of this Agreement, the transferee accepts the Promotional Shares subject to the terms of this Agreement, and the transferee realizes that the Promotional Shares will remain in Escrow and subject to the terms of the Agreement until the Promotional Shares are released pursuant to paragraph 4 above. Depositors are prohibited from selling any of their Promotional Shares that are not subject to Escrow during the time that the Company is offering its securities in a self-underwritten registered offering.

a.Promotional Shares held in Escrow may be transferred by will, the laws of descent and distribution, the operation of law, or by order of any court of competent jurisdiction and proper venue.

b. The escrowed Promotional Shares of a deceased Depositor may be hypothecated to pay the expenses of the deceased Depositor's estate, provided that the hypothecated Promotional Shares will remain subject to the terms of this Agreement. Promotional Shares may not be pledged to secure any other debt.

c. Promotional Shares held in Escrow may be transferred by gift to the Depositor's family members, provided that the Promotional Shares will remain in Escrow and subject to the terms of this Agreement.

Voting Rights
7.With the exception of paragraph 4.b above, the Depositors will have the same voting rights as holders of non-escrowed Equity Securities.

See Exhibit Index section for complete Promotional Shares Escrow Agreement.

(2).To stabilize the market for any of the securities to be offered;

None Known

(3.)For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation.

None Known

(b) Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed.

NOT APPLICABLE – no outside underwriter being used.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

If any expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee furnish a brief statement of the nature of such contingent basis, interest or connection.

NOT APPLICABLE; All experts were paid via customary and reasonable fee disbursement.

ITEM 9. Use of a Solicitation of Interest Document

Indicate whether or not a publication authorized by Rule 254 was used prior to the filing of this notification. If so, indicate the date(s) of publication and of the last communication with prospective purchasers. **No publication authorized under Rule 254 for Company's Solicitation of Interest Document for Use Prior to this Offering Statement. Company will also not be utilizing Rule 255 after filing and prior to qualification, regarding a Preliminary Offering Circular.**

OFFERING CIRCULAR MODEL A.

COVER PAGE

Del-Rene Company
(Exact name of Company as set forth in Charter)

Type of securities offered: **Common Stock**

Maximum number of securities offered: **5,000,000**

Minimum number of securities offered: **100,000**

Price per security: **$1.00**

Total proceeds: **If maximum sold: $5,000,000** **If minimum sold: $100,000**

(See Questions 9 and 10) **This is a mini/maxi offering best effort offering. Minimum (100,000) must be sold before company may access monies as they are held in an Escrow Account until that time. Shares are $1.00 with a minimum subscription of 500 shares for $500, This offering will remain in effect until 10/1/2002 or until maximum amount of shares (5,000,000) are sold or offer is withdrawn. The Company reserves the right to extend this offering for an additional 90 days until (10/1/2002).**

Is a commissioned selling agent selling the securities in this offering? No. **This offering is a minimum/maximum, best effort basis, being sold only through an officer of the company, Steve M. Alsbury. No other officer will perform any sales regarding this offering.. There is no commission or remuneration being paid to Mr. Alsbury for this action. Mr. Alsbury is selling the stock of this Offering under the Safe Harbor Rule 3a4-1 of the Securities Exchange Act, in that Mr. Alsbury qualifies as "an associated person of an issuer of securities shall not be deemed to be a broker solely by reason of his participation in the sale of securities of such issuer is the associated person:**

1. **Is not subject to a statutory disqualification, as that termed is defined in section 3(a) 39 of the Act.**
2. **Is not compensated in connection with his participation by the payment of commissions or other remuneration based either directly or indirectly on transactions in securities; and**
3. **Is not at the time of his participation an associated person of a broker or dealer; and**
4. **Meets the conditions of paragraph (a)4(ii) of this section which states:**
    - A. **The associated person primarily performs, or is intended primarily to perform at the end of the offering, substantial duties on behalf of the issuer otherwise than in connection with transactions in securities; and**
    - B. **The associated person was not a broker or dealer, or an associated person of a broker or dealer, within the preceding 12 months; and**
    - C. **The associated person does not participate in selling an offering of securities for any issuer more than once every 12 months other than in reliance on paragraph (a)4(i) or (a)4(iii) of this section, except that for securities issued pursuant to rule 415 under the Securities Act of 1933, the 12 months shall begin with the last sale of any security included with rule 415 registration."**

Is there other compensation to selling agent(s)?	[ ] Yes **[x] No**
Is there a finder's fee or similar payment to any person?	[ ] Yes **[x] No** (See Question No. 22)
Is there an escrow of proceeds until minimum is obtained?	**[x] Yes** [ ] No (See Question

No. 26)

Is this offering limited to members of a special group, such as employees of the Company or individuals?	[ ] Yes	**[x] No** (See Question No. 25)
Is transfer of the securities restricted?	[ ] Yes	**[x] No** (See Question No. 25)

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE QUESTION NO. 2 FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

This Company:

[ ]	Has never conducted operations.
[X]	Is in the development stage.
[x]	**Is currently conducting operations.**
[ ]	Has shown a profit in the last fiscal year.
[ ]	Other (Specify): (Check at least one, as appropriate)

This offering has been registered for offer and sale in the following states:

State	*State File No.*	*Effective Date*	*State*	*State File No.*	*Effective Date*
Colorado	Ex-2002-22-243	10/31/2001	**Michigan**	180043	SEC DATE
Georgia	SC-44376	10/29/2001	**Missouri**	2001-01509	SEC DATE
Illinois	pending	SEC DATE	**Nebraska**	pending	SEC DATE
Indiana	pending	SEC DATE	**Wisconsin**	420195-02	SEC DATE
Kansas	2002S-374	SEC DATE			

TABLE OF CONTENTS

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR. This Offering Circular, together with Financial Statements and other Attachments, consists of a total of 43 pages.

THE COMPANY

1. Exact corporate name: **Del-Rene Company**

State and date of incorporation: **Nevada, June 12, 2001**

Street address of principal office: **5921 S. 91st Street, Lincoln, Nebraska 68526**

Company Telephone Number: **(402) 489-2234**

Fiscal year: **December 31st**
(month) (day)

Person(s) to contact at Company with respect to offering:

Steve M. Alsbury

Telephone Number (if different from above): same as above

RISK FACTORS

2. List in the order of importance the factors which the Company considers to be the most substantial risks to an investor in this offering in view of all facts and circumstances or which otherwise make the offering one of high risk or speculative (i. E., those factors which constitute the greatest threat that the investment will be lost in whole or in part, or not provide an adequate return).

(1). START UP AND DEVELOPMENT STAGE COMPANY:

There is a significant risk of losing your entire investment with the Del-Rene Co., also sometimes identified as GoToTheBusiness.com, a member of the Better Business Bureau, as it has only 17 months of operating history. GoToTheBusiness.com was formerly known as GoForTheDeal.com when company launched its' website July 4th, 2000. Company changed website name and design in November 2000 to better identify what the Company does and due to perceived negative connotation of the word "Deal". Thus, being an early stage business, you may be unable to effectively evaluate our business for investment purposes. We were organized and incorporated in Nebraska as an S Corporation in May 2000. In June 2001 we were created a C Corporation and incorporated in the state of Nevada. Nebraska S Corporation was merged into Nevada "C" Corporation in January 2002 and Nebraska "S" corporation was dissolved. Nancy Alsbury and Steve Alsbury, the President and Senior Vice President respectively, have experience in the areas of business management, the Internet, web site development, and various types of expertise that contribute to managing business startups. They also have considerable experience in product/service launches as well as marketing and sales. With these facts in consideration, there is no guarantee this experience will carry the Company to profitability. The Company will need to hire other key personnel who are willing to help a developmental company grow and have a knowledge base that is beneficial to the Company and its' investors. Accordingly, you should evaluate our business prospects based on the risks and uncertainties encountered by new companies in an early stage of development in new and rapidly evolving markets. This is an especially important consideration to weigh in view of the fact that Del-Rene Co. is engaged in a rapidly evolving market.

(2). CASH FLOW AND LIQUIDITY PROBLEMS:

Cash flow and liquidity problems are directly related to the short duration of operations of the Del-Rene Company. This can result in the loss of entire investment. With a limited client base and without necessary monies to hire new personnel and market our product and services it will be very difficult to grow at a rate necessary for market share development. Potential investors should be aware that significant growth is mandated by receipt of offering funds and without them there will be only limited small growth that will prevent sufficient cash flow and liquidity.

(3). NET LOSS SINCE INCEPTION:

Currently the Del-Rene Company is a net loss entity and has not shown net profit since its inception. This must be looked on as to the viability of the company's product and service and as to whether with significant funding this will allow for profitability. If not, it may mean the significant risk of losing the entire investment.

(4). INEXPERIENCE OF MANAGEMENT IN MANAGING A BUSINESS OF THIS NATURE:

Due to the newness or perceived difference of this business and its' core products and services, the management may have little or no practical experience in this area and must rely on current knowledge for judgment and growth in the operation of the Del-Rene Company. This, in itself, may be responsible for management to make decisions regarding the growth and profitability of the company that could adversely effect the investment, including the loss of the entire investment.

(5). DEPENDENCE OF THE COMPANY ON AN UNPROVEN PRODUCT OR SERVICE:

GoToTheBusiness.com that has not been proven to be a viable product and service beneficial to the U.S. or world-wide marketplace. Until the company achieves adequate market penetration and name brand recognition it will be a risk to investors including the loss of the entire investment amount.

(6).ABSENCE OF EXISTING MARKET FOR THE PRODUCT

Without a marketplace investors risk the loss of their investment. With the company being a developmental company and offering products and services that it perceives to currently not exist in its format, there is no guarantee that businesses and consumers will believe this to be a viable tool. The marketplace will dictate acceptance via business owners who sign on for the service, as well as usage by consumers will directly correlate with how businesses perceive its' benefit.

(7) NATURE OF THE BUSINESS THE COMPANY IS ENGAGED IN OR PROPOSES TO ENGAGE:

There is no guarantee that businesses will find being a part of this product beneficial to their business. Without **acceptance, the investment may be lost in its entirety. Currently the Del-Rene Company is engaged in creating the "American" Business Encyclopedia, GoToTheBusiness.com. The company is attempting to build a comprehensive Internet presence of every business within the U.S. that would supply information to consumers and other businesses such as business name, phone, address, logo, business hours, business description, client references, pictures of the business, a motion view inside the business, listing employment opportunities, coupons, sales, newsletters, etc. We will be working with each business to incorporate this tool within the overall marketing of each business. We also have an internal search engine that is designed for a maximum search level at the state level, but can be utilized by city and zip code. It can define searches by business name, business category, zip, key word, coupon offers, sale offers, and employment offers.**

(8). ARBITRARY ESTABLISHMENT OF OFFERING PRICE:

The arbitrary established offering price does not reflect current net loss or potential growth or lack of growth of company. The offering price of the shares has been arbitrarily set by the Directors of the Company for the purpose of ***raising funds for expansion in selected markets and to comply with the Statement of Policy of the North American*** **Securities Administrators Association (NASAA) regarding Small Company Offering Registrations. The Company must set an offering price for common stock or common ownership interests that is equal to or greater than US $1.00 per share or unit of interest and may not reflect actual value of stock and may create a loss of investment immediately, and prevent the liquidity of the investment.**

(9). ABSENCE OF TRADING MARKET:

Currently there is no known market for the company's stock and no guarantee that there will be a market in the future within the generally accepted trading exchanges such as the NYSE, NASDAQ, Pacific Stock Exchange, Over The Counter Bulletin Boards, or any other known entities for the sale and purchase of common stock. The Del-Rene Company may or may not attempt at a later date to have its stocks listed on various entities for the purpose of providing a trading market, but there is no guarantee this will occur. This may prevent liquidity of investment if there is no viable market for the company's stock.

(10). SUBSTANTIAL DILUTION:

Investors face an immediate substantial dilution of investment within the company due to the Company

being a developmental operating company. Taken with risk 9 or by itself, there may be a significant loss of investment immediately due to management's arbitrary pricing of the shares.

(11) COMPETITION:

Investors may face of loss of all or part of their investment if the company is unable to compete against perceived competition. This may result in loss or no gain of market share, as well as reduced profit and operating margins. The Del-Rene Company's core business GoToTheBusiness.com, The "American" Business Encyclopedia could be adversely affected by competition from online local directories and guides perceived as similar to our product or service. These would include Thomas Register, Dun & Bradstreet, Hoovers.com, InfoUSA, Qwest, AOL-Digital Cities, Business.com and the Yellow Pages. We fully expect current and potential competitors that have longer operating history, larger customer bases, greater brand recognition, greater financial and marketing sources may enter into this market as defined by our product or service providing it proves viable. New technologies and expansion of existing technologies may increase competitive pressures on us.

(12) FUTURE OF THE INTERNET AS AN INFORMATIONAL RESOURCE:

This could result in the loss of your investment in part or in its entirety, since the Internet is a relatively new resource to the public and is in its development stage. There is no guarantee that some other technological advance will not be developed thus rendering the Internet as obsolete. The market for information is constantly undergoing change. Important factors to consider include: (1) Changes in user and client requirements and preferences; (2) Frequent new product and service introductions which embody new processes and technologies; (3) Evolving industry standards and practices that could render existing practices and methodologies obsolete. Del-Rene Co. will continue to monitor the business and industry sector to remain current with technical changes.

(13) SYSTEM FAILURES:

This could significantly effect any investment including loss of entire investment if there is no usage of our service due to equipment failures. If there are any system failures relating to Company's computer equipment or ISP provider, and if these are not addressed quickly and with due haste we could lose our client base and consumer usage would decrease, possibly dramatically. Del-Rene Co.'s success and its ability to facilitate electronic commerce depends on the efficient and uninterrupted operation of its Internet connectivity systems. Del-Rene Co. obtains its high-speed Internet access through third party Internet Service Providers (ISP). ISPs maintain physical and electronic systems that are vulnerable to failure, damage, or interruption resulting from any number of possibilities, ranging from: earthquakes, floods, fire, loss of power, telecommunication failures, break-ins, sabotage, vandalism, and similar events. The Company plans to have fully redundant systems, disaster recovery plan, and alternate ISPs including alternate hosting services.

(14) INTELLECTUAL PROPERTY RIGHTS MAY NOT PROTECT INVESTORS/COMPANY FROM LOSS:

Investors may face a of loss of investment if the Company is unable to countermand any infringements on copyrights, patents, or trade secrets in a timely fashion and thus causing unknown financial damage to the Company and its' investors. Company's copyrights, trademarks, trade secrets, methodologies, practices, tools, and other intellectual property rights are critical to success. The Company relies on a combination of trademark and copyright laws, trade secret protection, nondisclosure agreements, and other contractual agreements with its employees, affiliates, clients, strategic partners, acquisition targets, and others. There is no guarantee these will protect the Company from encroachment or similar acts that will render the Company's product and service no longer viable. It is a costly and time-consuming procedure to enforce copyrights, patents, and nondisclosure agreements. Damage to the Company may well be irreversible prior to rendering legal remedies to resolve these potential issues. It should be noted that foreign countries might not offer adequate intellectual property protection. Currently we have not entered into any partnerships with affiliates, acquisition targets, or contractual agreements except for employees who have signed nondisclosure agreements. (See Exhibit Index for copy on confidentiality agreement) Currently, trademark application is pending for GoToTheBusiness.com-TheBusiness Encyclopedia, under serial # 7805891.

Expected date of approval is estimated for 4/22/2002. The "American" is a designation for the U.S.A. market. This will allow for expansion into other countries under the banner of GoToTheBusiness.com-The Business Encyclopedia. Patent for software is pending under # 09/709262 and is docketed to Mr. Durita in the USPTO. Copyrights of website are inherent as a created and published design of the Del-Rene Company duly dated, per U.S. Copyright Office, Library of Congress and International copyright laws.

Note: In addition to the above risks, businesses are often subject to risks not foreseen or fully appreciated by management. In reviewing this Offering Circular potential investors should keep in mind other possible risks that could be important.

BUSINESS AND PROPERTIES

3. With respect to the business of the Company and its properties:

   (a) Describe in detail *what* business the Company does and proposes to do, including what product or goods are or will be produced or services that are or will be rendered.

The Del-Rene Company owns and operates GoToTheBusiness.com, which in currently operational and is being developed across the country as the Business Encyclopedia portal which will also allow for various country designations., i.e. GoToTheBusiness.com THE "CANADIAN" BUSINESS ENCYCLOPEDIA, or THE "GERMAN" BUSINESS ENCYCLOPEDIA, etc. Currently it is under the "American" designation, The AMERICAN BUSINESS ENCYCLOPEDIA. It is a portal with a search engine that provides information to the Internet users about businesses and a marketing avenue for small and mid-size businesses. It is currently operational with businesses in Eastern Nebraska, Western Iowa, and select cities in Kansas. The public has access to business information that goes beyond the scope of the "typical business directory" of just business name, address, phone number, and map. Each business has its' own unique presence by listing their products *and/or services, references, employment needs, coupons (if any), advertisements, and pictures of their business* and/or products. Each business web site is customized in content, yet the information is in a standard format to find what people are looking for based upon feedback Management has received regarding our website. Their search is uninterrupted by banner ads, or flash ads or pop-up ads as we do not allow these types of advertising on our site except in one designated area where people are free to choose to view these types of advertising. People can concentrate on what they are searching for and not worry about intrusive advertising. We also do not track people who come to our site, as we have a privacy policy that is stated on our website that we will not track you, so a user does not need to worry about giving personal information unless they provide to a specific business on "Rate a Business". Each web site will be completed within 24 hrs of receiving the business information form providing business clients gives us relevant materials. The largest level a search can be performed is at a state level, but you can search by city, zip code, or products and services within that state. A business can be listed in all 50 states, so if they desire to do interstate commerce, they can be found under products and services in other states, but not by city or zip code unless they have another location in that specific state. We work with business to make it a interactive tool for a business via newsletters, and personal discussions as to how it can possibly benefit a business and thus incorporate it into their overall marketing strategy. A business can list up to 30 products, up to 25 services, any employment opportunities, coupons they may offer, and sales flyers or promotions. These will direct both consumers and other businesses to a business based upon their information. We consult with the business owner to continually review their site every 2-3 months so it is up to date, so when a user visits that businesses website it represents the business as it is now, not 6 months ago. We supply to each business the following for an all-inclusive, one-price model. Businesses can list up to 4 employment opportunities, list up to 4 sales events, list coupons for their products and services, receive an audio introduction on each individual listing to promote their business, instructed how to utilize the "Rate a Business" tool to get immediate feedback from clients about their business as well as suggestions for improvement and new products, given its' own motion view gallery (if applicable to the business) so people can actually see and "feel the ambiance" of the business (there is no need for special software to view). We give every business it's own URL address at no extra cost if they want one, under GoToTheBusiness.com/businessname and they will be able to keep their business name in most cases. They can have up to 5 links to other websites at no extra charge. They receive an email account if they desire one. Each business is listed under multiple business types as applicable, such as gift store or collectibles so users, depending upon their search criteria will be directed to a specific business or group of businesses. Each business presence can contain the following: business name, address, and phone number, business hours.

products and services offered, references, employment opportunities, pictures of products, brochures, flyers, coupons, specials, e-mail addresses, links to other web sites, and our Motion View which is a virtual tour. GoToTheBusiness.com contains 4 search engines for which the Company has applied for patents. The major search engine is the Business Search that allows for users to locate a business based upon 1 of 3 search criteria. They can search by business name, business type, or by keyword that is driven by a business's product or service. The three smaller search engines also allow for statewide search as well as city or zip code and business type. These are the Coupon Corner, which allows for a business to advertise a coupon that can be printed and presented to the business for a product or service, the Sales Corner, which allows for businesses to list sales or promotional events that can be found by searching under a business type and Employment Opportunities which a business can utilize at no extra cost to seek employees. GoToTheBusiness.com boasts several features not available on any business search engine including the major search engines. Provided below are some of the key features which are available no matter which internal search engine a user utilizes, i.e. Business Search, Coupon Corner, Sales Corner, or Employment.

MOTION VIEW;

Our clients, who are small to midsize business owners, located throughout Eastern Nebraska, Western Iowa, and Kansas have on their specific business listing, a Motion View link. It is a virtual tour of the client's store, office, or place of operation. It is created through licensing purchased from PixAround.com It utilize software that takes still pictures and creates overlapping scenes that provide a moving picture of a business. It enables visitors to view products in the store and has the ability to zoom in on a particular product. It allows for a tour of the business as to how it would look if one were to visit the business in person. Motion View does not require Real Player for viewing, as all a user whether it is a potential customer, another business, or anyone viewing the business page needs to do is click on the motion view listing of the specific business and it downloads onto a screen created through Pixaround through a computers virtual file. GoToTheBusiness.com has the actual file on its' server. Most computers have the virtual file installed via computer operating systems known as Windows 95, Windows 98, Windows 2000, Windows NT, Windows ME, and Netscape software that enable a user to view this file. It is fast downloading based upon suggested downloading average time of 8-10 seconds for websites, published by www.business2.com citing Jupiter Media Metrix on July 13, 2001, even with a 56k modem, and even more so with DSL or cable modem which connect at a faster speed. This is affected by the speed of the users Internet connection; local ISP's and overall use of the Internet worldwide so there may be some slowdown. It also has audio capabilities, which, the Company will add in the future so a specific product or description can be promoted in the motion view scene.

SEARCH ENGINES;

There are 4 distinct search engines within GoToTheBusiness.com. These are BUSINESS SEARCH, COUPON CORNER, SALES CORNER, and EMPLOYMENT OPPORTUNITIES. Each one has a starting page where user first selects state they want to search in. They may also optionally choose a city or zip code within a specific state to narrow search criteria to those specific designations. The search engine allows users to do a 3-way search through KEYWORD, BUSINESS NAME, or BUSINESS TYPE. With KEYWORD SEARCH, the user can enter the specific item or service such as angels, bibles, burrito, or tune up or whatever they are looking for and GoToTheBusiness.com KEYWORD SEARCH will provide them with a list of companies in our database that provide that item and they can then click any business and go to a more descriptive explanation of business. The BUSINESS NAME SEARCH will allow for users to put in a specific business name or derivative or partial name and GoToTheBusiness.com BUSINESS SEARCH will provide a list of businesses with that name or partial name from our database. They can then click on the business of their choice for more information regarding that business. The BUSINESS TYPE SEARCH is a step-by-step sequential confirmation of what product or service a user is looking for. An example would be under Business Type user clicks on Automotive then hits search or return and another screen comes up asking for select category and user clicks on Automotive Service/Repair, and hits return or search, then another screen comes up for an optional search (not required) to find a Automotive business that carries a specific product and or performs a specific service. Example would be AC/Delco products and Tune up for service). Hit the search button and another screen comes up showing who carries AC/Delco products and who does tune ups. User may then choose to go to the business by clicking on which business does both for more detailed information. Coupon Corner, Sales Corner, and Employment Opportunities work in the same fashion, except they don't allow for Business Name or Keyword search. They are driven by Business Type search to provide which type of business is having a sale or coupon or looking for employment help.

RATE A BUSINESS;
Rate a Business is an online survey that allows a businesses clients to rate a that business based on their experience, products, services provided, and personnel. With Rate a Business, companies refer their customers to the web site to provide feedback on that business and the Del-Rene Co. provides them with the results of the survey, saving them time and money by utilizing our site instead of mailed feedback forms, thus enabling them to quickly focus on meeting their customers' needs through feedback supplied by the Del-Rene Company to that business. We either email or fax results immediately to the business. We do not allow anonymous ratings in fairness to the business. We felt that if someone is going to give feedback whether it is good or bad, the business should be allowed to respond for fairness so the issue can be addressed.

WHAT'S NEW SECTION:
This is used to notify users of new businesses on our site as well as for businesses to use to present new products that have come to the marketplace or they specifically wish to promote. This is the section where pop-ups, banner ads, and other types of promotional marketing can be utilized. The Internet user can then choose whether or not they want to view these promotional types of ads. Businesses must be a client represented on GoToTheBusiness.com to utilize this feature. Depending on the type of ad they wish to display and the frequency of change, the cost will vary from $30 per month to $300 per month. It will also have audio as well as visual.

The Company proposes to become the first "American" Business Encyclopedia by uniting every small to medium size business in the U.S., (except adult orientated, x-rated businesses) on one Internet location that will allow every business to have the above mentioned features as well as an Internet URL address so consumers and businesses alike are able 24 hours a day, 7 days a week to access information regarding sales, coupons, employment offerings, what products are carried, services performed, newsletters, etc. We will consult with each business via our sales consultants for the incorporation of this tool into the business's overall marketing strategy. Each business will be contacted in person to build a relationship based on first hand knowledge of each business so we can consult with each business on its needs and as to how to make the Internet as a viable tool for their business. We intend to market our concept in other countries via licensing or ourselves through expansion to create other business encyclopedias for each country.

(b) Describe *how* these products or services are to be produced or rendered and how and when the Company intends to carry out its activities. If the Company plans to offer a new product(s), state the present stage of development, including whether or not a working prototype(s) is in existence. Indicate if completion of development of the product would require a material amount of the resources of the Company, and the estimated amount. If the Company is or is expected to be dependent upon one or a limited number of suppliers for essential raw materials, energy or other items, describe. Describe any major existing supply contracts.

Del-Rene Co. is deeply committed to personal customer service and support. With our philosophy of face to face contact on a quarterly or monthly basis, dependent upon individual needs of each business owner, we intend to build a relationship that creates trust. Businesses are more readily acceptable of businesses that utilize a personal contact while trying to solicit their business, based upon feedback the Company has received from its clients. This will possibly provide an edge over web designers and business guides that utilize the Internet and telephone only to conduct business. We must present ourselves as reputable and honest, while servicing our clients with the highest quality service. If they have a suggestion we will work with them to see if it is viable for them. If a customer has a difficulty we will work diligently to rectify this immediately through corporate or local consultancy. As with any client, customer support and service is mandated by each need of each client, so we will be diligent in understanding each clients approach. We guarantee that when a company signs on their preliminary information will be available within 24 hours. Other information that the client would like on the site, but is not available will be within 24 hours of date we received information. We offer them all of the above tools for a cost of $24.99 per month on a monthly paid basis or $19.99 a month when they prepay for the year, and we will guarantee in writing never to increase their prices. This does not mean at some time it may be necessary to increase new clients prices beyond $24.99 per month, but it is our expectation at this time not to. Based upon Management experience with our client feedback, the Company has differentiated itself from customized web designers and positioning itself as a clear and viable alternative for low priced, high quality web sites for small businesses. Each business's web site development takes only approximately 30 minutes to create based upon an interview of approximately 15 with the business owner. In addition to developing the web site, Del-Rene Co. makes all revisions and upgrades free of charge (limited to 2 per month) saving business owners time and

money and allowing them to focus on their business. Because of the standardized set up, it takes less than 5 minutes to make the necessary changes to a client's web page. Internet technology is changing at a rapid pace and with this in mind, the Del-Rene Co. software is designed to isolate the various aspects of the process so that if new technology affects a portion of the design Del-Rene can incorporate it without impacting the total design. Isolated areas include: the search engines, the data base processes, virtual tours, and the web page layout. The Company's database and software program are both designed to be modified, or extended with minimal impact on existing processes. At some point in the future, as voice activated technology becomes more capable of recognizing cultural and regional nuances in speech as well as word or phrase pronunciation and identification, we will look to this technology for incorporation into our search programs. When this becomes a viable resource through technological advancement as well as accessible via equipment to utilize it, the Company will look closely for its incorporation into our service. Company is not dependent upon any supplier for raw materials, energy or other items.

(c) Describe the industry in which the Company is selling or expects to sell its products or services and, where applicable, any recognized trends within that industry. Describe that part of the industry and the geographic area in which the business competes or will compete. Indicate whether competition is or is expected to be by price, service, or other basis. Indicate (by attached table if appropriate) the current or anticipated prices or price ranges for the Company's products or services, or the formula for determining prices, and how these prices compare with those of competitors' products or services, including a description of any variations in product or service features. Name the principal competitors that the Company has or expects to have in its area of competition. Indicate the relative size and financial and market strengths of the Company's competitors in the area of competition in which the Company is or will be operating. State why the Company believes it can effectively compete with these and other companies in its area of competition. **Note: Because this Offering Circular focuses primarily on details concerning the Company rather than the industry in which the Company operates or will operate, potential investors may wish to conduct their own separate investigation of the Company's industry to obtain broader insight in assessing the Company's prospects**

The Del-Rene Company's industry/market where they are looking to sell their products and service is the Internet. The Company is offering a web presence incorporated into a business encyclopedia format that can be used by businesses to advertise their business. This format will provide a one stop informational resource for businesses and consumers to get substantial information about businesses. Currently, the industry is comprised the Yellow Pages (locally and nationally), Thomas Register (manufacturing only) and various other business guides and local city guides. These resources are very similar in design and information to one another. They consist of business name, telephone, address and maybe a map to locate businesses and sometimes business hours or business category. This is, in the management's belief and management's viewing of various business guides or indexes located on the Internet, an apparent standard format across the country for information regarding businesses that has been posted to the Internet, exclusive of full web sites paid for by individual companies. It varies in cost to the business, from free (Yellow Pages transfer rudimentary data from their print database to the Internet of clients consisting of name, address, and maybe a map) to $124.00 per month or more (exact figures vary depending upon region and provider of service from Management's research of various prices quoted on their websites). Some will give businesses a more pronounced presence with a full web site, but the cost again varies from $25 per month to $500 per month plus set up fees, hosting fees, and extra charges for audio, and other features. There are also independent web designers who create a web presence for businesses, but again prices and feature vary from free to thousands of dollars. They in turn then need to submit to different search engines for people to find this information and charge a range of $30 to $150 per hour for changes and submission. Even this price can vary depending upon the region and developer doing the changes. The Del-Rene Company is seeking to redefine this field by providing in-depth business information on GoToTheBusiness.com, THE "American" Business Encyclopedia by providing a comprehensive web presence, and an internal search engine portal that can locate businesses by name, products, services, sales, coupons, employment, and business category, at a local, state, national and global level. Since there is no one company or comparable company, to management's knowledge, looking to exclusively provide all of this information under one service, without other information like white papers and other information that Search Engines like Yahoo.com and Altavista.com provide across the U.S.A or

globally, this market trend is an unknown, even though USA TODAY published a poll in August 2001, that stated "comprehensive information, ease of use of source, and consistency were important factors that people were looking for when they use the Internet". GoToTheBusiness.com may or may not become the accepted way of viewing information about businesses, yet since we are looking to access first to market based upon managements sampling of various business guides and indexes on the Internet, with our design it may be possible to create this usage. Businesses cited by Dun & Bradstreet, in August 14, 2001 Press Release of Small Business Survey published on www.Dnb.com realize that at some point, they will need to have a presence on the Internet in order to remain competitive, they are just not sure at to the where and how to utilize the Internet's capabilities to market businesses. There is just no consensus as to the format or way of use or even how to incorporate into a businesses marketing plan. The Company's target market is comprised of three groups; small businesses including self employed persons, mid-size businesses, (approximately 25 million small per Small Business Administration, published on their web site www.sba.gov/aboutsba/) and consumers with Internet access, which in July 2001, as researched and published by Nielsen-Netratings.com currently are numbered at 58% penetration of U.S. households, approximately 104 million users, and even up to 70% penetration in certain geographical regions of the West and East Coasts of the country. According to Dun & Bradstreet's 20th Annual Small Business Study, released August 14, 2001, and published on www.dnb.com , only 50% of the total of 11,000,000 small businesses listed with D & B have a web presence. With such a penetration compared to overall totals of 25 million small businesses as published on http://www.sba.gov/aboutsba/ there is a potential market of 12.5 million small business owners for a web presence as well as all 25 million potentially to be listed or utilize our service possibly as a primary business advertising portal.

Provided below is a breakdown of the market size in the Company's initial target area, the Midwest. As the Company seeks growth in other areas, they will target all 25 million small and mid-size businesses for their services and products

State	Small Businesses	Self-employed
Illinois	274,015	332,227
Indiana	121,662	197,799
Iowa	67,245	140,293
Kansas	65,639	107,478
Michigan	210,443	296,933
Missouri	125,367	193,599
Wisconsin	119,413	219,523

Figures in the above chart come supplied from the SBA Office of Advocacy Website http://www.sba.gov/aboutsba/ , statistics by state are at http://www.sba.gov/advo/stats/profiles/

Competitive threats may be perceived to come from independent web designers who produce customized web sites that are very costly for set up and design (prices vary from $500 to hundreds of thousands of dollars or more as published in "My Business Magazine" in May/June 2000 issue). Their clients pay monthly hosting fees ($5 per month to $300 per month), high hourly rates for revisions and updates ($50 to $200 per hour), and fees for marketing the web address to search engines and local guides ($100 to $900 per year). Verio, a partner with AOL offers 9 different formats prices from $10 per month for email only to $124.99 per month for an e-commerce site. Competition may come also from online local directories and guides. The small web site designers, based upon personal experience of searches throughout the Internet of people who supply the service of providing a web presence, populate the market for our business. There are large companies that offer a service that might be perceived as similar to ours. These would include InfoUSA, Dun & Bradstreet, Thomas Register, Hoovers.com, Qwest, AOL-Digital Cities, Business.com, and the National Yellow Pages which is supplied by American Busines Index Company. American Business Index charges businesses $280 for a two-year listing which includes business name, address, phone, web address if business has one, and map. The pricing of the others above range anywhere from $10 to $300 per month for

inclusion on their business web site and then there is extra developmental costs for a web presence with more than name, address, and phone etc., based upon their published costs on these websites. In order to access more company information, i.e. financial records, credit ratings, etc, instead of the basic name, address, phone and contact, from Dun & Bradstreet, Thomas Register, Hoovers.com, InfoUSA , and others of this vein, it is necessary to either purchase a catalog or CD or pay for usage on a per basis or some other form of group identification costs. Since this is of questionable benefit to the consumer to pay for this type of information they are left with acquiring only basic information about businesses from these companies. It is our belief, based upon the personal experience of management, no perceived competitor we have been able to locate through searches on the Internet offers the exact presence and in-depth view of businesses that GoToTheBusiness.com offers, and a search engine that offers exclusive use by zip code, city, and or state level, encompassed with Business Name Search, Category Search or Key Word Search, Coupon Corner, Sales Corner, and Employment Search. Our software and developmental side offer an a language transition to other countries if and when expansion occurs in those areas. Del-Rene Co. provides its services for an all-inclusive monthly fee, which can be very cost effective for small and mid-size businesses based upon our own client feedback regarding the price. We are capable of covering every state and across the U.S. without any extra costs incurred by businesses for that inclusion. While the Company fully expects competition to materialize in some form, management also believes based upon professional interaction with our clients, its business model will mitigate competitive threats and capitalize on the identified opportunity gaps such as superior customer service, personalization, usability, first to market, and services provided as defined in what the company does and intends to do in Q's 3 (a) and 3 (b). Since none of the competitors mentioned above, provide to our professional knowledge, the complete line of products and service we do to all clients nor at our price, management believes this will put us in a position to present our products and service as an alternative and or replacement to what businesses are currently paying for and where Internet users will look for information. We believe this will lead to our cultivating a market share of the Internet advertising industry. There currently is no known named or Internet business source called "American" Business Encyclopedia to our knowledge, other than ourselves, that has been created to provide the in-depth information about every business in the U.S or any other country as we propose to do. If anyone searches for "American Business Encyclopedia" on www.Yahoo.com you will find the Del-Rene Company listed there first under GoToTheBusiness.com. As we move towards a more pronounced marketing presence as to what we do and how we do it, we believe this will provide leadership in this industry.

The above statements regarding our potential leadership and growth is based upon the forward thinking of management and in no way guarantees this will occur. Please perform your own due diligence regarding this industry and as to how the Del-Rene Company may or may not compete and their potential position within this industry.

(d) Describe specifically the marketing strategies the Company is employing or will employ in penetrating its market or in developing a new market. Set forth in response to Question 4 below the timing and size of the results of this effort, which will be necessary in order for the Company to be profitable. Indicate how and by whom its products or services are or will be marketed (such as by advertising, personal contact by sales representatives, etc.), how its marketing structure operates or will operate and the basis of its marketing approach, including any market studies. Name any customers that account for, or based upon existing orders will account for a major portion (20% or more) of the Company's sales. Describe any major existing sales contracts.

Del-Rene Co. will continue to promote its service using literature, links on relevant web pages, a strong PR campaign, and advertising, in publications, radio, and direct mail. The Del-Rene Company utilizes these mediums to advertise the Company's service to business and to how the Company can possibly help businesses via the Internet. It also promotes the site to users of the Internet to inform them of GoToTheBusiness.com and how it can be utilized for locating businesses who carry specific products, offer specific service, employment opportunities, coupons, and sales within a specific geographical area. The Company plans to establish strategic alliances with reputable businesses. These alliances will help strengthen the Company's brand name and provide it with access to established distribution channels.

With funding the Company plans to venture into television advertising and place ads in publications such as CEO, Red Herring, The Wall Street Journal, and Time Magazine. In addition to current marketing efforts, the Company plans to use secondary distribution channels such as links and placements on other web portals or search engines. The Company will actively pursue the establishment of links with sites that have high traffic and can also benefit from the services provided by Del-Rene Co.

The Company plans to set up a department that will be responsible for contacting businesses on a daily basis and setting up appointments for the sales team. There are various suppliers of telephone numbers and addresses of business entities in the U.S. Currently we have purchased a CD collection from Del-Lorme which is used to contact businesses for appointments.. They re-issue updated lists every October. The objective of the sales team is to get the business owners to subscribe to the service of GoToTheBusiness.com at the initial meeting and to work with them on a continual basis to provide guidance and suggestions ofr utilization of their presence on GoToTheBusiness.com. The Company's target market is comprised of three groups; small businesses including self employed persons, mid-size businesses, and consumers. There are *approximately 25 million small and mid-size businesses in the U.S.* and over 100 millions user of the Internet in the U.S. The Del-Rene Company has no single client that accounts for 20% the Company's order as we sign on single entity or dual location businesses (small to mid-size business owners) that have purchased the Company's service, which is a presence on GoToTheBusiness.com, The "American" Business Encyclopedia. Currently we are represented by clients in Nebraska that are located the cities of North Platte, York, Lincoln, Norfolk, Metro Omaha, Beatrice, Columbus, Grand Island, Hastings, Blair, and Kearney. In the state of Iowa they are located in Council Bluffs and in Kansas our clients are in Manhattan, Junction City, and Wichita.

Currently, GoToTheBusiness.com is also listed as a preferred provider for the Kansas State Restaurant and Hospitality Association and is working on forming beneficial partnerships with radio stations, television stations, magazines, Internet service companies and other professional associations with which our product and service could possibly provide a benefit to members or advertisers. This is a market we will continue to seek as more sales personnel are put into place within regional areas designated for growth.

(e) State the backlog of written firm orders for products and/or services as of a recent date (within the last 90 days) and compare it with the backlog of a year ago from that date.

As of 12/31/01 $0
(a recent date)

As of 12/31/00 $0
(one year earlier)

Explain the reason for significant variations between the two figures, if any. Indicate what types and amounts of orders are included in the backlog figures. State the size of typical orders. If the Company's sales are seasonal or cyclical, explain.

There are no differences in the backlog of orders, because sales personnel daily sign on the clients. This prevents any backlog as they are provided a preliminary listing on the service within 24 hours of acceptance of service, providing the client provides all information necessary. Copies of brochures and flyers must be made available to us in order to guarantee the time frame window for full completion of presence. If not supplied, as soon as it is received it will be entered within 24 hours. Seasonal or cyclical are not at issue, as the product and service the Del-Rene Company offers is usable by businesses at any time.

(f) State the number of the Company's present employees and the number of employees it anticipates it will have within the next 12 months. Also, indicate the number by type of employee (i.e., clerical, operations, administrative, etc.) the Company will use, whether or not any of them are subject to collective bargaining agreements, and the expiration date(s) of any collective bargaining agreement(s). If the Company's employees are on strike, or have been in the past three years, or are threatening to strike, describe the dispute. Indicate any supplemental benefits or incentive arrangements the Company has or will have with its employees.

Currently there are 4 company employees, in which President, Nancy Alsbury, and Vice President, Steve Alsbury, have signed Confidentiality agreement. Company anticipates within the next 12 months that count

will go to 60 employees. These will include 50 sales people, who will be responsible for contacting businesses within their geographical region. They will be selling the service to each business that would inclusive of the services and products listed in Q3 (a) and any future services that are developed. The 6 clerical, 4 administrative would be responsible for the data entry and overseeing of the entries into our database and that the client's web presence is correct. These are not subject to collective bargaining agreements or incentive agreements.

(g) Describe generally the principal properties (such as real estate, plant and equipment, patents, etc.) that the Company owns, indicating also what properties it leases and a summary of the terms under those leases, including the amount of payments, expiration dates and the terms of any renewal options. Indicate what properties the Company intends to acquire in the immediate future, the cost of such acquisitions and the sources of financing it expects to use in obtaining these properties, whether by purchase, lease or otherwise.

Currently the company leases DSL service for server at a cost of $200.00 per month. Equipment owned by company consists of (1) Server, 4 Office Computers, Cold Fusion Software licensed for 3 years at a cost of $2500. The Company has applied the United States Patent and Trademark Office for registration of the mark Del-Rene Company's GoToTheBusiness.com on the Principal Register as well at to the U.S. Patent Office its software for its search engine/program. Trademark application was filed April 18, 2001 and is pending under serial # 7805891, and expected that granting of trademark will be within next two months as it is in the final stage of clarification of category designation. Patent for software was filed 10/26/00 and is pending under # 09/709262 and is in the preliminary stage of evaluating code of software and is currently docketed to Mr. Durita in the USPTO office. Office space will be rented to compensate for significant growth at a cost of approximately $1400.00 per month, and moved from present location at 5921 S. 91st Street, Lincoln, Nebraska 68526. Company previously occupied 1600 sq. ft. located in Lincoln Office complex from June 2000 until September 2001. Company moved from that garden suite location in September of 2001 after experiencing flooding of sewer lines of raw sewage and mold and mildew inside drywall and carpet. Company is temporarily presently located in the home of President and Vice President, in their walkout, which occupies 1500 sq. ft. as they seek outside office locations compatible with intended growth of Company. There is currently no lease on present location and on previous location there is no outstanding lease or issues of litigation. Properties company intends to acquire is another 4 Office computers for use with increased client base at a cost of $4500. This will be financed through funds raised in this offering. Equipment will only be purchased on an as need basis to compensate for client growth. Currently, the company owns no real estate and dependent upon the benefit to the company may or may not purchase, instead opting to lease. If leasing, the terms will be negotiated to allow company growth and physical occupation needs for company personnel so the business can function without any disruption in the Company's product and service distribution. Exact terms of the lease will be determined when appropriate location is found. Funding of said lease will occur through present and future sales of products and services as well as funding from this offering to allow for satisfactory growth without any disruption of the Company's products and services.

(h) Indicate the extent to which the Company's operations depend or are expected to depend upon patents, copyrights, trade secrets, know-how or other proprietary information and the steps undertaken to secure and protect this intellectual property, including any use of confidentiality agreements, covenants-not-to-compete and the like. Summarize the principal terms and expiration dates of any significant license agreements. Indicate the amounts expended by the Company for research and development during the last fiscal year, the amount expected to be spent this year and what percentage of revenues research and development expenditures were for the last fiscal year.

The Company has applied the United States Patent and Trademark Office for registration of the mark Del-Rene Company's GoToTheBusiness.com on the Principal Register as well at to the U.S. Patent Office its software for its search engine/program. Trademark application was filed April 18, 2001 and is pending under serial # 7805891, and expected that granting of trademark will be within next two months as it is in the final stage of clarification of category designation. Patent for software was filed 10/26/00 and is pending under # 09/709262 and is in the preliminary stage of evaluating code of software and is currently docketed to Mr. Durita in the USPTO office. Expectation for completion or granting of patent is unknown and because it is our professional belief that our website is creatively different we expect it to be granted, but there is no guarantee to this belief.. Copyrights of website are inherent as a published design of GoToTheBusiness.com per U.S. copyright laws. The Company's policy is to pursue registrations of its marks wherever possible and to oppose vigorously any infringement of its marks. The Company is not aware of any infringing uses that could materially affect its business or any prior claim to trademarks that

would prevent the Company from using trademarks in its business. The Company plans to protect its intellectual property through patents, trademarks, copyrights and a program of maintaining certain technology and network management techniques as trade secrets. Del-Rene Company plans to apply for patent protection for new inventions in the future as they are developed. Company has in place contracts to be utilized for non-competition of personnel. Any and all contracts and agreements that will be entered with any companies, associations, affiliates, and personnel will utilize non-disclosure agreements and any other contractual bindings recommended by our attorney, for the protection of Company and it's investors, between any and all parties, and be strictly enforced through legal proceedings if necessary. R& D expenditures for the last fiscal year, 2001, amounted to $3,535, or 7% of revenues. It is expected that the R & D expenditures for this fiscal year will amount to $3,000, which will amount to less than 1% of revenues. Regarding future R & D, costs will be dependent upon new technologies developed for computers, networking, connectivity, and accessibility. We will be continually upgrading our Internet presence and that of our clients to compensate for future technologies, including voice activation and search capabilities. We fully expect that R & D costs will be at a maximum level of 5% of revenues for the next couple of years. This is due in part to the backbone of the Internet, which is currently lagging behind program capabilities that are contingent upon Internet speed and data communications. As of July 2001, published on MediaPost.com, 7/16/2001, only about 10 million households who use the Internet in the U.S. utilizes a high speed connections such as DSL, cable modems, and wireless. Until this percentage is increased significantly, it will continue to hamper high-speed programs acceptability to the public as a dial up modem takes considerable time to download data transmissions. We will utilize R & D dollars on compatibility with our software for the maintenance of our Internet informational site for continued high speed loading, audio, and visual products for our clients and consumers so we can present new technologies through the integration into our programs. Since our intellectual property is perceived by management, based upon their own research of sites on the Internet, to be different, and which the Company relies on for its core business, we must continue to keep the Company's Internet site, GoToTheBusiness.com at the leading edge of information available. We must integrate into our computer code any visual, audio, and search dynamics to maintain and enhance our position within the market place.

(i) If the Company's business, products, or properties are subject to material regulation (including environmental regulation) by federal, state, or local governmental agencies, indicate the nature and extent of regulation and its effects or potential effects upon the Company.

N/A

(j) State the names of any subsidiaries of the Company, their business purposes and ownership, and indicate which are included in the Financial Statements attached hereto. If not included, or if included but not consolidated, please explain.

N/A

(k) Summarize the material events in the development of the Company (including any material mergers or acquisitions) during the past five years, or for whatever lesser period the Company has been in existence. Discuss any pending or anticipated mergers, acquisitions, spin-offs or recapitalizations. If the Company has recently undergone a stock split, stock dividend or recapitalization in anticipation of this offering, describe (and adjust historical per share figures elsewhere in this Offering Circular accordingly).

The Company, Del-Rene Company, is a 17-month-old entity that was originally incorporated in Nebraska of May 2000 as an "S" corporation, and in June of 2001 filed incorporation papers in Nevada to become a "C" corporation. Original Nebraska "S" corporation merged into the Nevada corporation in January of 2002 and dissolved the "S" corporation in Nebraska. The Del-Rene Company's principal business activities include providing technical, development, management of the Company's products and services. Our period of existence has seen the online development of GoToTheBusiness.com, The "American" Business Encyclopedia. This was done over a period of 17 months, in which the first 5 months were utilized for in-depth analysis of the product and service through focus group discussions on the needs, wants, and likes of businesses and consumers alike. We incorporated these in our web site, GoToTheBusiness.com. After our initial development stage of 5 months, we then expanded to a more aggressive advertising and marketing campaign and expansion into other geographical areas. With only one part-time sales person we were able to acquire over 200 clients in a period of less than 10 months. The Company has not recently undergone a stock split, stock dividend or re-capitalization in anticipation of this offering.

4 (a) If the Company was not profitable during its last fiscal year, list below in chronological order the

events which in management's opinion must or should occur or the milestones which in management's opinion the Company must or should reach in order for the Company to become profitable, and indicate the expected manner of occurrence or the expected method by which the Company will achieve the milestones.

EVENT #1. Project management analysis and identification of necessary personnel and the projected developmental hardware to accomplish company growth. Establishing and identifying market growth regions. Establish communications between employees as to their roles and responsibilities within the company. Identify and establish support and administration services to create the development and training of personnel within specific regions for Company growth. Interview and employ marketing specialists for launch of regional and national advertising campaign. Seek and employ regional specific personnel for the regional specific launching of GoToTheBusiness.com. This should be accomplished over a 3-month period.

EVENT #2. Finalization of regional and national growth markets with accompanying advertising and marketing venues defined for maximum exposure. Launching of marketing campaign for branding and awareness of GoToTheBusiness.com. Hiring of extended personnel within specific regional venues to accomplish growth pattern necessary for saturation and branding of company product and service, GoToTheBusiness.com. Analysis of growth impact upon Company's hardware and equipment so growth pattern is not inhibited by any equipment failures or hardware deficiencies. This will accomplished over a 3-month period.

EVENT #3. Development of market analysis for projected new markets and on-going regional advisory meetings for marketing strategies for current and potential clients. Review and critique each region for expected growth and utilize cross regional information that has benefited specific regions with higher growth and incorporate into other regions. Identify new markets within each region for potential increase of client base and then market our service to specific needs of potential clients. Develop marketing campaigns necessary for client identification with specific strategies within sub-regional (rural) areas. Expected time frame of completion of this is 4 months.

EVENT #4. Expansion of company's service GoToTheBusiness.com across national and global venues for a client base that is regionally diversified and encompasses various businesses such as retail, manufacturing, professional, and technical. This will necessitate the hiring of personnel across the entire U.S. in significant numbers that allow for personal interaction with new clients regardless of their geographical location. Locate and cultivate international markets for international growth of specific country business encyclopedia development either through licensing or expansion within the Del-Rene Company. We must build a comprehensive information resource that is recognized across the country as the primary resource to utilize for information on businesses beyond typical business indexes. This event will be time developed across the next 12 to 18 months.

(b) State the probable consequences to the Company of delays in achieving each of the events or milestones within the above time schedule, and particularly the effect of any delays upon the Company's liquidity in view of the Company's then anticipated level of operating costs. (See Question Nos. 11 and 12)

The probable consequence of the delay in achieving each or of any event or milestone within the above time schedule will have an effect on management's estimated time frame for positive cash flow, as this is dependent upon how quickly each milestone can be instituted within a sequential order of completion. These delays can prevent client base growth and movement towards profitability by preventing the achievement of necessary market penetration. The Company's liquidity will be maintained from monies received from offering as well as from its limited client base growth. Since the costs projected to be incurred within each event or milestone would be less than projected, we would not be expending resources on each milestone until the preceding or concurrent event is accomplished. These events are paramount to the Company's potential growth.

Note: After reviewing the nature and timing of each event or milestone, potential investors should reflect upon whether achievement of each within the estimated time frame is realistic and should assess the consequences of delays or failure of achievement in making an investment decision.

OFFERING PRICE FACTORS

If the securities offered are common stock, or are exercisable for or convertible into common stock, the following factors may be relevant to the price at which the securities are being offered.

5. What were net, after-tax earnings for the last fiscal year? (If losses, show in parenthesis.)

   Total $ (34,204) ($0.0023) per share

6. If the Company had profits, show offering price as a multiple of earnings. Adjust to reflect for any stock splits or recapitalizations, and use conversion or exercise price in lieu of offering price, if applicable. **Company has not had any net profit.**

Offering Price Per Share / Net After-Tax Earnings Last Year Per Share	=	**N/A** (price/earnings multiple)

7. (a) What is the net tangible book value of the Company? (If deficit, show in parenthesis.) For this purpose, net tangible book value means total assets (exclusive of copyrights, patents, goodwill, research and development costs and similar intangible items) minus total liabilities.

   $(90,735) ($(.006) per share)

   If the net tangible book value per share is substantially less than this offering (or exercise or conversion) price per share, explain the reasons for the variation.

First 17 months of operation were dedicated to R & D and promotional advertisement to create branding of business within geographical region. Sales were generated with 1 sales person in conjunction with continued upgrading of product via focus group and client interaction. With most startups and developmental companies there is sometimes a need to spend significantly on the development of a specific product as well as advertise in various venues to create a name recognition base for its product or service. The offering price of the shares has been arbitrarily set by the Directors of the Company for the purpose of raising funds for expansion in selected markets and to comply with the Statement of Policy of the North American Securities Administrators Association (NASAA) regarding Small Company Offering Registrations. The Company must set an offering price for common stock or common ownership interests that is equal to or greater than US $1.00 per share or unit of interest. The Company must agree with the appropriate securities regulatory agencies that it will not split its common stock, or declare a stock dividend, for two years after effectiveness of the registration if to do so has the effect of lowering the price below US $1.00.

   (b) State the dates on which the Company sold or otherwise issued securities during the last 12 months, the amount of such securities sold, the number of persons to whom they were sold, and relationship of such persons to the Company at the time of sale, the price at which they were sold and, if not sold for cash, a concise description of the consideration. (Exclude bank debt.)

June 12, 2001 – 15,000,000 shares were issued for the investment in "C" Corp.
6,000,000 Shares Common Stock, at $0.00273 per share, Nancy Alsbury, President
4,000,000 Shares Common Stock, at $0.00273 per share Steve Alsbury, Sr. Vice President
2,000,000 Shares Common Stock, at $0.00273 per share Mary Lathrop, President's Mother
2,000,000 Shares Common Stock, at $0.00273 per share David Alsbury, Sr. V.P.'s Brother
1,000,000 Shares Common Stock, at $0.00273 per share Scott Alsbury, Sr. V.P.'s Brother

8. (a) What percentage of the outstanding shares of the Company will the investors in this offering have? Assume exercise of outstanding options, warrants or rights and conversion of convertible securities, if the respective exercise or conversion prices are at or less than the offering price. Also assume exercise of any options, warrants or rights and conversions of any convertible securities offered in this offering.)

   If the maximum is sold: **25%** If the minimum is sold: **.067 %**

(b) What post-offering value is management implicitly attributing to the entire Company by establishing the price per security set forth on the cover page (or exercise or conversion price if common stock is not offered)? (Total outstanding shares after offering times offering price, or exercise or conversion price if common stock is not offered.)

If the maximum is sold: **20,000,000** *

If the minimum is sold: **15,100,000***

* These values assume that the Company's capital structure would be changed to reflect any conversions of outstanding convertible securities and any use of outstanding securities as payment in the exercise of outstanding options, warrants or rights included in the calculation. The type and amount of convertible or other securities thus eliminated would be: **N/A**. These values also assume an increase in cash in the Company by the amount of any cash payments that would be made upon cash exercise of options, warrants or rights included in the calculations. The amount of such cash would be: **$0**

(For above purposes, assume outstanding options are exercised in determining "shares" if the exercise prices are at or less than the offering price. All convertible securities, including outstanding convertible securities, shall be assumed converted and any options, warrants or rights in this offering shall be assumed exercised.)

Note: After reviewing the above, potential investors should consider whether or not the offering price (or exercise or conversion price, if applicable) for the securities is appropriate at the present stage of the Company's development.

USE OF PROCEEDS

9. (a) The following table sets forth the use of the proceeds from this offering:

	If Minimum Sold Amount $100,000	If Maximum Sold Amount $5,000,000
Total Proceeds	**$100,000**	**$5,000,000**
Less: Offering Expenses	**14.7%**	**1.63%**
Commissions & Finders Fees		
Legal & Accounting	**$7,000**	**$7,000**
Copying & Advertising	**$4,000**	**$70,000**
Other (Specify): Escrow Fees	**$1200**	**$1200**
Filing Fees-State Securities	**$2500**	**$3000**
Net Proceeds from Offering	**$85,300**	**$4,918,800**
Use of Net Proceeds:		
Sales & Admin Salaries	**$56,500**	**$1,921,212**
Advertising/Marketing	**$10,000**	**$1,700,000**
Lease & Utilities	**$5,000**	**$100,000**

Network/Computer Equipment	**$1,000**	**$500,000**
Tech Support	**$1,000**	**$130,000**
Connectivity & Installation	**$3,000**	**$80,000**
Retirement of short term debt Union Bank & Trust Co Lincoln, NE SBA Loan	**$3000**	**$100,000**
Working Capital	**$5,800**	**$387,588**
Total Use of Net Proceeds	**$85,300**	**$4,918,800**
	85.3 %	**98.37%**

The issuer reserves the right to alter use of proceeds if estimated costs of network equipment, utilities, tech support, connectivity and installation, or advertising is found to be insufficient or over-estimated based upon price adjustments through reputable suppliers and maybe utilized from one or added to another use of proceeds category.

(b) If there is no minimum amount of proceeds that must be raised before the Company may use the proceeds of the offering, describe the order of priority in which the proceeds set forth above in the column "If Maximum Sold" will be used.

Priorities for Minimum Sold are as follows"

1.Hiring of Sales Personnel is first and foremost for expansion within specific metropolitan areas.

2. Advertising of Company is ongoing in conjunction with hiring of personnel for expansion.

3. Working capital will be utilized as resource for overflow growth and development as needed to increase client base in a controlled growth pattern. This would include any excess equipment or personnel that would be required to maintain guarantees for inclusion of new clients on GoToTheBusiness.com. These monies would also be utilized for in-house training and travel for sales and clerical personnel.

Note: After reviewing the portion of the offering allocated to the payment of offering expenses, and to the immediate payment to management and promoters of any fees, reimbursements, past salaries or similar payments, a potential investor should consider whether the remaining portion of his investment, which would be that part available for future development of the Company's business and operations, would be adequate.

Priorities for Maximum Sold are as follows"

1.Hiring of Sales Personnel is first and foremost for expansion.

2. Advertising of Company is ongoing in conjunction with hiring of personnel for expansion.

3. Lease and Utilities is a 3rd priority combined with hiring of sales personnel, as it is dependent upon if increase in client base will necessitate increased office space for personnel.

4.Connectivity and Installation is 3rd priority to compensate for increased client base for expediency of site usages.

5.Network equipment is a 4th priority in conjunction with #4 and #6 to maintain and perform site usage and client development.

6.Tech Support is 5th priority to augment 3rd & 4th priority in conjunction with network operation and development.

Working capital will be utilized as resource for overflow growth and development as needed to increase client base in a controlled growth pattern or within regions of the U.S. if viable to the company. With extended growth there will be a potential need of creating and expanding satellite locations for personnel in different areas. Travel and training expenses will be required frequently to maintain proper growth patterns across a large regional area. Working capital will also be utilized if any unforeseen expenses occur that are not visualized by the Company at the time of this offering.

10. (a) If material amounts of funds from sources other than this offering are to be used in conjunction with the proceeds from this offering, state the amounts and sources of such other funds, and whether funds are firm or contingent. If contingent, explain.

N/A

(b) If any material part of the proceeds is to be used to discharge indebtedness, describe the terms of such indebtedness, including interest rates. If the indebtedness to be discharged was incurred within the current or previous fiscal year, describe the use of proceeds of such indebtedness.

Short Term debt of $100,000 at 9.5 % interest rate will be retired. Debt was incurred for overall research and development of product and service as well as advertising of brand product via radio, television, magazines, newspapers, and trade periodicals from Company's inception and launch of July 4, 2000, and service within regional area. Union Bank & Trust of Lincoln, NE is administrator of SBA Loan.

© If any material amount of proceeds is to be used to acquire assets, other than in the ordinary course of business, briefly describe and state the cost of the assets and other material terms of the acquisitions. If the assets are to be acquired from officers, directors, employees or principal stockholders of the Company or their associates, give the names of the persons from whom the assets are to be acquired and set forth the cost to the Company, the method followed in determining the cost, and any profit to such persons.

Company may purchase 4 computers at cost of $4,500 and network equipment such as an Enterprise Server from Sun Systems for approximately $450,000 to handle increased site usage if maximum stock sold.

(d) If any amount of the proceeds is to be used to reimburse any officer, director, employee or stockholder for services already rendered, assets previously transferred, or monies loaned or advanced, or otherwise, explain: **N/A**

11. Indicate whether the Company is having or anticipates having within the next 12 months any cash flow or liquidity problems and whether or not it is in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring the Company to make payments. Indicate if a significant amount of the Company's trade payables have not been paid within the stated trade term. State whether the Company is subject to any unsatisfied judgments, liens or settlement obligations and the amounts thereof. Indicate the Company's plans to resolve any such problems.

Company anticipates if minimum of this mini/maxi offering is achieved the Company will be able to move forward with its' expansion. If minimum is not sold the Company will not be able to expand or move forward and may not be a viable concern. The funds from this offering are needed for Company growth. Company not subject to any judgments or legal proceedings. Company is not in default of any payments of any kind. Company is current with all obligations of trade payables.

12. Indicate whether proceeds from this offering will satisfy the Company's cash requirements for the next 12 months, and whether it will be necessary to raise additional funds. State the source of additional funds, if known.

Yes, this offering will satisfy the Company's cash requirements for the next 12 months. The minimum-offering amount will provide for expansion in limited areas, targeting a few major markets. This will allow for continued growth in the Midwest that will bring more brand recognition to areas we have not been able to service yet. With this growth, if more funds become available through sales and this offering we will move to other regional and national areas for expansion of our product and service. There is at this time no belief by management that it will be necessary to raise any additional funds beyond the $5,000,000 maximum offering, in order to reach positive cash flow and profitability as seen by management at this time.

The above statements regarding our potential growth are based upon the forward thinking of

management and in no way guarantees this will occur. Please perform your own due diligence regarding this industry and as to how the Del-Rene Company may or may not compete and their potential position within this industry.

CAPITALIZATION

13. Indicate the capitalization of the Company as of the most recent balance sheet date (adjusted to reflect any subsequent stock splits, stock dividends, recapitalizations or refinancings) and as adjusted to reflect the sale of the minimum and maximum amount of securities in this offering and the use of the net proceeds there from:

	Amount Outstanding		
	As of: 1/31/2002 (date)	As Adjusted Minimum	As Adjusted Maximum
Debt:			
Short-term debt (average interest rate 9.50%)	**$100,000**	**$97,000**	**$0**
Total debt	**$100,000**	**$97,000**	**$0**
Stockholders equity (deficit): Preferred stock — par or stated value (by class of preferred in order of preferences)			
______	$ 0	$ 0	$ 0
______	______	______	______
______	______	______	______
Common stock $.001 par or stated value	**$15,000**	**$15,100**	**$20,000**
Additional paid in capital	**$(105,113)**	**$(5213)**	**$4,989,787**
Retained earnings (deficit)	**$(622)**	**$(622)**	**$(622)**
Total stockholders equity (deficit)	**$(90,735)**	**$9,265**	**$4,906,265**
Total Capitalization	**$9,265**	**$106,265**	**$4,906,265**

Number of preferred shares authorized to be outstanding:

Number of Class of Preferred	Par Value Shares Authorized	Per Share
5,000,000	5,000	$.001
______	______	______
______	______	______

Number of common shares authorized: **70,000,000** shares. Par or stated value per share, if any: **$.001**

Number of common shares reserved to meet conversion requirements or for the issuance upon exercise of options, warrants or rights: **0** shares.

DESCRIPTION OF SECURITIES

14. The securities being offered hereby are:

[x] Common Stock
[ ] Preferred or Preference Stock
[ ] Notes or Debentures
[ ] Units of two or more types of securities composed of: ____________________
[ ] Other: ____________________

15. These securities have:

Yes	No	
[x]	[ ]	**Cumulative voting rights**
[ ]	[x]	**Other special voting rights**
[ ]	[x]	**Preemptive rights to purchase in new issues of shares**
[ ]	[x]	**Preference as to dividends or interest**
[ ]	[x]	**Preference upon liquidation**
[ ]	[x]	**Other special rights or preferences (specify):** ____________

Explain:

16. Are the securities convertible? [ ] Yes **[x] No**
If so, state conversion price or formula.
Date when conversion becomes effective: ____/____/____
Date when conversion expires: ____/____/____

17. (a) If securities are notes or other types of debt securities: **N/A**

(1) What is the interest rate? **N/A** %
If interest rate is variable or multiple rates, describe: ____________

(2) What is the maturity date **N/A**
If serial maturity dates, describe: ____________

(3) Is there a mandatory sinking fund? **N/A** [ ] Yes [ ] No
Describe: ____________

(4) Is there a trust indenture? **N/A** [ ] Yes [ ] No
Name, address and telephone number of Trustee

(5) Are the securities callable or subject to redemption? **N/A** [ ] Yes [ ] No
Describe, including redemption prices: ____________

(6) Are the securities collateralized by real or personal property? [ ] Yes **[X]** No

Describe: ____

(7) If these securities are subordinated in right of payment of interest or principal, explain the terms of such subordination. **N/A**

How much currently outstanding indebtedness of the Company is senior to the securities in right of payment of interest or principal? **$100,000**

How much indebtedness shares in right of payment on an equivalent (pari passu) basis? $ **N/A**

How much indebtedness is junior (subordinated) to the securities? $ **N/A**

(b) If notes or other types of debt securities are being offered and the Company had earnings during its last fiscal year, show the ratio of earnings to fixed charges on an actual and pro forma basis for that fiscal year. "Earnings" means pretax income from continuing operations plus fixed charges and capitalized interest. "Fixed charges" means interest (including capitalized interest), amortization of debt discount, premium and expense, preferred stock dividend requirements of majority owned subsidiary, and such portion of rental expense as can be demonstrated to be representative of the interest factor in the particular case. The pro forma ratio of earnings to fixed charges should include incremental interest expense as a result of the offering of the notes or other debt securities.

N/A

Last Fiscal Year

		Actual	**Pro Forma Minimum**	**Pro Forma Maximum**
"Earnings" / "Fixed Charges"	=	0	0	0
If no earnings show "Fixed Charges" only				

Note: Care should be exercised in interpreting the significance of the ratio of earnings to fixed charges as a measure of the "coverage" of debt service, as the existence of earnings does not necessarily mean that the Company's liquidity at any given time will permit payment of debt service requirements to be timely made. See Question Nos. 11 and 12. See also the Financial Statements and especially the Statement of Cash Flows.

18. If securities are Preference or Preferred stock: **N/A**

Are unpaid dividends cumulative? [ ] Yes **[X] No**

Are securities callable? [ ] Yes **[X] No**

Explain:

19. If securities are capital stock of any type, indicate restrictions on dividends under loan or other financing arrangements or otherwise: **N/A**

20. Current amount of assets available for payment of dividends if deficit must be first made up, show deficit in parenthesis): **$ *0***

PLAN OF DISTRIBUTION

21. The selling agents (that is, the persons selling the securities as agent for the Company for a commission or other compensation) in this offering are: **N/A Company Officer Selling**

Name:	____________	Name:	____________
Address:	____________	Address:	____________
	____________		____________
Telephone No.:	(___)____________	Telephone No.:	(___)____________

22. Describe any compensation to selling agents or finders, including cash, securities, contracts or other consideration, in addition to the cash commission set forth as a percent of the offering price on the cover page of this Offering Circular. Also indicate whether the Company will indemnify the selling agents or finders against liabilities under the securities laws. ("Finders" are persons who for compensation act as intermediaries in obtaining selling agents or otherwise making introductions in furtherance of this offering.) **N/A**

23. Describe any material relationships between any of the selling agents or finders and the Company or its management. **N/A**

Note: After reviewing the amount of compensation to the selling agents or finders for selling the securities, and the nature of any relationship between the selling agents or finders and the Company, a potential investor should assess the extent to which it may be inappropriate to rely upon any recommendation by the selling agents or finders to buy the securities.

24. If this offering is not being made through selling agents, the names of persons at the Company through which this offering is being made:

Name:	**Steve M. Alsbury**	Name:	
Address:	**5921 S. 91st Street** **Lincoln, Nebraska 68525**	Address:	
Telephone No.:	**(402) 489-2234**	Telephone No.:	

25. If this offering is limited to a special group, such as employees of the Company, or is limited to a certain number of individuals (as required to qualify under Subchapter S of the Internal Revenue Code) or is subject to any other limitations, describe the limitations and any restrictions on resale that apply: Will the certificates bear a legend notifying holders of such restrictions? [ ] Yes [ ] No **Not Applicable**

26. (a) Name, address and telephone number of independent bank or savings and loan association or other similar depository institution acting as Escrow Agent if proceeds are escrowed until minimum proceeds are raised:

Union Bank & Trust Company

3643 S. 48th Street

Lincoln, Nebraska 68506

(402) 488-0941

(b) Date at which funds will be returned by Escrow Agent if minimum proceeds are not raised: **7/1/2002**

Company reserves the right to extend offering escrow fund closing date to 90 days past above date (10/1/2002), with written notice to the Escrow Agent , State Lead Administrator, and SEC.

Will interest on proceeds during escrow period be paid to investors? **[X] Yes** [ ] No

Funds will be returned promptly to investors in the event minimum offering shares (100,000) are not sold.

26 (c) Terms of Offering:

1.This offering will remain in effect through 10/1/2002 or until maximum of 5,000,000 shares are sold, whichever comes first.

2. If minimum offering amount of shares, 100,000, are not sold by date noted in Q26-b 7/01/02, this offering will terminate and Escrow Account funds will be returned promptly with interest unless Company extends date of Minimum Offering Subscription date as noted in Q26-b.

3. This offering is a Minimum, 100,000 shares, Maximum, 5,000,000 shares best effort offering, whereas the Company must sell a minimum of 100,000 shares before Escrow Account may be accessed by Company.

4.Company officers, directors, or current affiliates may not purchase any shares of this offering.

5.The price is $1.00 per share with a minimum subscription of 500 shares for $500 dollars per subscription order. There is no maximum purchase except as designated by Offering maximum of 5,000,000 shares.

27. Explain the nature of any resale restrictions on presently outstanding shares, and when those restrictions will terminate, if this can be determined:

1.The Depositors' known as; Nancy Alsbury, Steve Alsbury, Scott Alsbury, David Alsbury, & Mary Lathrop Promotional Shares have been deposited into an Escrow Account ("Escrow") with the Escrow Agent, (See exhibit "Promotional Shares Escrow Agreement)

Exercise or Conversion of Promotional Shares
2.If the Promotional Shares have exercise rights or conversion rights, the Escrow Agent will, upon receipt of the Company's written request, provide the documents that evidence and/or which are necessary to execute the exercise rights or conversion rights. The exercised or converted Promotional Shares will remain in Escrow subject to the terms of this Agreement.
Term
3.This Agreement and the Escrow begin on the date this Agreement was entered into as indicated above. The Escrow Agent will hold the Promotional Shares until the release conditions of paragraph 4 below are satisfied.

Release Of Promotional Shares
4a. Subject to the documentation requirements in paragraph 5 below, the Escrow Agent will release the Promotional Shares per the written authorization of the Company, as approved by the Company's accountant, who has completed the following calculations:

(1)(A) If the Company's Aggregate Revenues are less than $500,000: beginning two years after the completion date of the registered offering, two and one-half percent (2 1/2%) of Promotional Shares held in Escrow may be released each quarter pro rata among the Depositors. All remaining Promotional Shares will be released from Escrow on the fourth anniversary of the completion date of the registered offering; or

(B)If the Company's Aggregate Revenues are $500,000 or more and there is no statement in the Company's financial statements or its auditors' report regarding the Company's ability to continue as a going concern: beginning one year after the completion date of the registered offering, two and one-half percent (2 1/2%) of Promotional Shares held in Escrow may be released each quarter pro rata among the Depositors. All remaining Promotional Shares will be released from Escrow on the second anniversary of the completion date of the registered offering; or

2.One hundred percent (100%) of the Promotional Shares will be released from Escrow if:

(A).The registered offering has been terminated, and no securities were sold ; or

(B).The registered offering has been terminated, and all of the gross proceeds that were received have been returned to investors; or

©.The Equity Securities did not qualify to be registered by the Administrator.

b.If the Company enters into any merger, reorganization, liquidation, dissolution or other transaction or proceeding with a person who is not a Promoter that results in the distribution of the Company's assets or securities ("Distribution") while this Agreement remains in effect, the Depositors agree that:

(1).All holders of the Company's Equity Securities will initially share on a pro rata, per share basis in the Distribution, in proportion to the amount of cash or other consideration that they paid per share for their Equity Securities (provided that the Administrator has accepted the value of the other consideration), until the shareholders who purchased the Company's Equity Securities in the registered offering ("Shareholders") have received, or have had irrevocably set aside for them, an amount that is equal to one hundred percent (100%) of the offering price per share times the number of shares of Equity Securities that they purchased in the registered offering and which they still hold at the time of the Distribution, adjusted for stock splits, stock dividends recapitalizations and the like;

(2).After a Distribution, all holders of the Company's Equity Securities will participate on an equal, per share basis times the number of shares of Equity Securities they held at the time of the Distribution, adjusted for stock splits, stock dividends, recapitalizations and the like; and

(3).A Distribution may proceed on lesser terms and conditions than the terms and conditions stated in paragraphs 4.b(1) and (2) above if a majority of the Equity Securities that are not held by Promoters, or their Associates or Affiliates, vote, or consent by consent procedure to approve the lesser terms and conditions at a special meeting called for that specific purpose.

c.If the Company enters into any merger, reorganization, liquidation, dissolution or other transaction or proceeding with a person who is a Promoter that results in a Distribution while this Agreement remains in effect, the Depositors' Promotional Shares will remain in escrow subject to the terms of this Agreement.

d.If the securities in Escrow become "Covered Securities," as defined in Section 18(b)(1) of the Securities Act of 1933, all securities held in Escrow will be released.

Documentation Regarding the Release of Promotional Shares:
5a. A written request for release of the Promotional Shares ("request for release"), based upon paragraph 4 above, accompanied by the Company's Certified Public Accountant Certificate, will be forwarded to the Escrow Agent;

b. The Company will provide appropriate documentation to the Escrow Agent to show that the requirements of paragraph 4 above have been met; and

c. The Escrow Agent will terminate the Agreement and/or release some or all of the Promotional Shares from Escrow if all the applicable provisions of the Agreement have been satisfied. The Escrow Agent will maintain all records relating to the Agreement for a period of three (3) years following the termination of the Agreement. Copies of all records retained by the Escrow Agent will be forwarded to the Administrator promptly upon written request.

Restrictions on the Transfer, Sale or Disposal of Promotional Shares.
6.While this Agreement is in effect, no Promotional Shares, any interest in Promotional Shares, or any right or title to Promotional Shares may be sold, transferred, hypothecated or otherwise disposed of ("transfer" or "transferred"), except as provided below. The Promotional Shares will not be released by Escrow Agent and may not be transferred until the Escrow Agent has received a written statement, signed by the proposed transferee ("transferee"), which states that the transferee has full knowledge of the terms of this Agreement, the transferee accepts the Promotional Shares subject to the terms of this Agreement, and the transferee realizes that the Promotional Shares will remain in Escrow and subject to the terms of the Agreement until the Promotional Shares are released pursuant to paragraph 4 above. Depositors are prohibited from selling any of their Promotional Shares that are not subject to Escrow during the time that the Company is offering its securities in a self-underwritten registered offering.

a. Promotional Shares held in Escrow may be transferred by will, the laws of descent and distribution, the operation of law, or by order of any court of competent jurisdiction and proper venue.

b. The escrowed Promotional Shares of a deceased Depositor may be hypothecated to pay the expenses of the deceased Depositor's estate, provided that the hypothecated Promotional Shares will remain subject to the terms of this Agreement. Promotional Shares may not be pledged to secure any other debt.

c. Promotional Shares held in Escrow may be transferred by gift to the Depositor's family members, provided that the Promotional Shares will remain in Escrow and subject to the terms of this Agreement.

Voting Rights
7.With the exception of paragraph 4.b above, the Depositors will have the same voting rights as holders of non-escrowed Equity Securities.

Pursuant to Reg. 230.250 Scope of Exemptions (part b) Aggregate Offering Price, No affiliate resales are permitted if the issuer has not had net income from continuing operations in at least one of its last two fiscal years. This restriction may be tentatively lifted in a period of 24 months from offering date, if and when company shows a net profit for 1 year of it's operations.

Note: Equity investors should be aware that unless the Company is able to complete a further public offering or the Company is able to be sold for cash or merged with a public company that their investment in the Company may be illiquid indefinitely.

DIVIDENDS, DISTRIBUTION AND REDEMPTIONS

28. If the Company has within the last five years paid dividends, made distributions upon its stock or redeemed any securities, explain how much and when: **The company has paid no dividends, nor redeemed any securities, or made distributions upon its stock.**

OFFICERS AND KEY PERSONNEL OF THE COMPANY

29. Chief Executive Officer: Title: **President**

Name: **Nancy Alsbury** Age: **42**

Office Street Address:
5921 S. 91st Street, Lincoln, NE 68526 Telephone No.: **(402) 489-2234**

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities

President, June 2000 to Present
Del-Rene Company
Responsible for overall development of company through start-up process and expansion with direct responsibilities of P & L, product development and enhancement, training of employees regarding usage of Company software, and overall Quality Control of business website GoToTheBusiness.com.

Associate Director of Operations, Lincoln, Nebraska Jan 2000– June 2000
National Research Corporation
Developed operational marketing research facility, servicing America. Developed coding procedures to fit in the research market place. Oversee quality control and coding on all studies including Copy testing. Developed Bi-lingual operations to incorporate and utilize research across multi-cultural societies. Developed an operational facility without departments, utilizing cross training of employees to do more thorough work through in-depth understanding of all phases for a more effective research project. Assist in coordinating all research projects from inception through completion, via cost estimation, questionnaire development, programming, data collection, fill verbatim coding, modeling,

spec writing, data analysis and projection. Established an operational facility that produced new time frames within NRC that incorporated strict methodological controls, decreased costly time overruns on all projects.

Associate Director of Operations, Canada – London, Ontario July 1995 – Sept 1999
Millward Brown International – Canada
Developed international operational marketing research facility, servicing North America and England.
Developed coding procedures to fit in the Canadian research market place. Oversee quality control and coding on all studies including Copy testing. Developed Bi-lingual operations to incorporate and utilize research across multi-cultural societies. Developed an operational facility without departments, utilizing cross training of employees to do more thorough work through in-depth understanding of all phases for a more effective research project. Assist in coordinating all research projects from inception through completion, via cost estimation, questionnaire development, programming, data collection, full verbatim coding, modeling, spec writing, data analysis and projection. Established an operational facility that produced new time frames within MBI that incorporated strict methodological controls, decreased costly time overruns on all projects. Responsible for fiscal growth from $400,00 to a $9M facility in 4 years.

Education (degrees, schools, and dates):

Scott Community College	**1977-1978 no degree obtained**
Bettendorf High School	**1973-1977 Diploma w/honors**

Also a Director of the Company **[x] Yes** [ ] No

Indicate amount of time to be spent on Company matters if less than full time:

30. Chief Operating Officer: Title: **Sr. Vice President**
Name: **Steve M. Alsbury** Age: **49**
Office Street Address:
5921 S. 91st Street, Lincoln, NE 68526 Telephone No.: **(402) 489-2234**
Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Vice-President, June 2000 to Present Del-Rene Company, Lincoln, Nebraska

Responsible for overall marketing of company through start-up process and expansion with direct responsibilities of territory expansion planning, marketing of company's product and service, financial development funding, client focus and research, sales personnel training and hiring, direct communication of client usage of Company's product and service, GoToTheBusiness.com.

Director of Operations, Lincoln, Nebraska Sept 1999– June 2000 National Research Corporation

Developed operational marketing research facility, servicing America. Oversee quality control and coding on all studies including Copy testing. Developed Bi-lingual operations to incorporate and utilize research across multi-cultural societies. Developed an operational facility without departments, utilizing cross training of employees to do more thorough work through in-depth understanding of all phases for a more effective research project. Responsible for P & L of all operations department personnel. Coordinating all research projects from inception through completion, via cost estimation, questionnaire development, programming, data collection, full verbatim coding, modeling, spec writing, data analysis and projection. Established an operational facility that produced new time frames within NRC that incorporated strict methodological controls, decreased costly time overruns on all projects.

Director of Operations, Canada – London, Ontario **July 1995 – Sept 1999**
Millward Brown International – Canada

Developed international operational marketing research facility, servicing North America , England and Germany. Coordinate all research projects from inception through completion, via cost estimation, questionnaire development, programming, data collection, full verbatim coding, tabulation, modeling, spec writing, data analysis and projection. Developed Bi-lingual operations to incorporate and utilize research across multi- cultural societies. Established an operational facility that produced new time frames within MB that incorporated strict methodological controls, decreased costly time overruns on all projects. Developed an operational facility without departments, utilizing cross training of employees to do more thorough work through in-depth understanding of all phases for a more effective research project. Responsible for fiscal growth to a $9M facility. Responsible for client service development and training of client service personnel in Tracking, Adhoc, and Copy-testing methodology and usage. Analysis of data of all projects for accuracy through cross-tabs, frequency counts, and toplines. Experienced in Unix operating system, Quantime software products,
and various Microsoft software.

Education (degrees, schools, and dates):

Northern Illinois University – Dekalb, Illinois	**1978-1979 no degree obtained**
Rock Valley College – Rockford, Illinois	**1976-1977 A.A. Degree w/ honors**
Rockford East High School – Rockford, Illinois	**1967-1970 Diploma**

Also a Director of the Company **[x] Yes** [ ] No

Indicate amount of time to be spent on Company matters if less than full time:

DIRECTORS OF THE COMPANY

33. Number of Directors: **2.** If Directors are not elected annually, or are elected under a voting trust or other arrangement, explain: **Directors are elected annually.**

34. Information concerning outside or other Directors (i.e. those not described above): **N/A**

35. (a) Have any of the Officers or Directors ever worked for or managed a company (including a separate subsidiary or division of a larger enterprise) in the same business as the Company?

[ ] Yes **[x] No** Explain: **The companies business is a relatively new enterprise due to the Internet and the nature of being The American Business Encyclopedia.**

(b) If any of the Officers, Directors or other key personnel have ever worked for or managed a company in the same business or industry as the Company or in a related business or industry, describe what precautions, if any, (including the obtaining of releases or consents from prior employers) have been taken to preclude claims by prior employers for conversion or theft of trade secrets, know-how or other proprietary information.

N/A

© If the Company has never conducted operations or is otherwise in the development stage, indicate whether any of the Officers or Directors has ever managed any other company in the start-up or development stage and describe the circumstances, including relevant dates.

Officers and Directors, Nancy Alsbury and Steve Alsbury were transferred to Canada for a period of four years to grow and establish the Canadian Division of Millward Brown International as Director and Associate Director of Operations. The entity was a newly purchased company that was in early development with a small list of clients. The company at that time (1995) had about 10 employees and sales of around $400,000. During their tenure the company size increased to around 110 and had sales of around $9,000,000 per year in year 1999. They were directly responsible for the hiring of new personnel, sales, P &L, computer systems development, marketing efforts, creating relationships with companies including Hill & Knowlton, Opinion Impact, General Motors, Ford, Chrysler, Coco-Cola, and other Fortune 500 companies with a presence in

Canada. They created a cross departmental organization that lowered costs, increase efficiencies, developed training programs for increased promotional opportunities within the company in Canada as well as internationally. The Canadian operation was small with 10 employees and limited relationships with Fortune 500 companies. Nancy and Steve with a direct relationship with U.S. and English Millward Brown companies were able to obtain avenues into their Fortune 500 clients and help create relationships for Canadian divisions of these companies as they had previously worked with these clients in the U.S. This was of paramount importance for the Fortune 500 companies as they relied upon a working relationship with MBI personnel that could guarantee performance in the Canadian market. Without a previous working relationship, it would have been more difficult to obtain a market share from these companies, as the Canadian company was an unknown quantity in the research industry.

(d) If any of the Company's key personnel are not employees but are consultants or other independent contractors, state the details of their engagement by the Company.

N/A

(e) If the Company has key man life insurance policies on any of its Officers, Directors or key personnel, explain, including the names of the persons insured, the amount of insurance, whether the insurance proceeds are payable to the Company and whether there are arrangements that require the proceeds to be used to redeem securities or pay benefits to the estate of the insured person or a surviving spouse.

N/A

36. If a petition under the Bankruptcy Act or any State insolvency law was filed by or against the Company or its Officers, Directors or other key personnel, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of any such persons, or any partnership in which any of such persons was a general partner at or within the past five years, or any corporation or business association of which any such person was an executive officer at or within the past five years, set forth below the name of such persons, and the nature and date of such actions.

N/A

Note: After reviewing the information concerning the background of the Company's Officers, Directors and other key personnel, potential investors should consider whether or not these persons have adequate background and experience to develop and operate this Company and to make it successful. In this regard, the experience and ability of management are often considered the most significant factors in the success of a business.

PRINCIPAL STOCKHOLDERS

37. Principal owners of the Company (those who beneficially own directly or indirectly 10% or more of the common and preferred stock presently outstanding) starting with the largest common stockholder. Include separately all common stock issuable upon conversion of convertible securities (identifying them by asterisk) and show average price per share as if conversion has occurred. Indicate by footnote if the price paid was for a consideration other than cash and the nature of any such consideration.

Class of Shares	Average Price Per Share	No of Shares Now Held	% of Total	No. of Shares After Offering if All Securities Sold	% of Total	% of Total Minimum Sold
		Name: **Nancy Alsbury**				
Common	**$0.00273**	**6,000,000**	**40**	**6,000,000**	**30**	**39.7**
		Office Street Address:				

		5921 S. 91st Street, Lincoln, Nebraska, 68526 Telephone No. (402) 489-2234 Principal occupation: President				
Common	$0.00273	Name: Steve Alsbury 4,000,000 Office Street Address: 5921 S. 91st Street, Lincoln, Nebraska 68526 Telephone No. (402) 489-2234 Principal Occupation: Sr. Vice President	26.7	4,000,000	20	26.49 %
Common	$0.00273	Name: David Alsbury 2,000,000 Office Street Address: 3373 Pheasant Canyon Highway, Laughlin, Nevada 89029 Telephone No. (702) 298-4258 Principal Occupation: Electrical Engineer	13.3	2,000,000	10	13.24%
Common Office Street Address	$0.00273	Name: Mary Lathrop 2,000,000 5816 N 20th Street, Lincoln, Nebraska 68521 Telephone No. (402) 477-1060 Principal Occupation: Retired	13.3	2,000,000	10	13.24%

38. Number of shares beneficially owned by Officers and Directors as a group:

Before offering: **10,000,000** shares (**66.67 %** of total outstanding)

After offering:

a) Assuming minimum securities sold: **10,000,000** shares (**66.22** % of total outstanding)

b) Assuming maximum securities sold: **10,000,000** shares (**50** % of total outstanding)

(Assume all options exercised and all convertible securities converted.)

MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND REMUNERATION

39. (a) If any of the Officers, Directors, key personnel or principal stockholders are related by blood or marriage, please describe.

President & Secretary, Nancy Alsbury and Vice President & Treasurer, Steve Alsbury are wife and husband. They have a long term working relationship of over 6 years working together. David Alsbury is the brother of Steve Alsbury, Vice President & Treasurer. Mary Lathrop is the mother of Nancy Alsbury, President and Secretary

(b) If the Company has made loans to or is doing business with any of its Officers, Directors, key personnel or 10% stockholders, or any of their relatives (or any entity controlled directly or indirectly by any such persons) within the last two years, or proposes to do so within the future, explain. (This includes sales or lease of goods, property or services to or from the Company, employment or stock purchase contracts, etc.) State the principal terms of any significant loans, agreements, leases, financing or other arrangements.

N/A

© If any of the Company's Officers, Directors, key personnel or 10% stockholders has guaranteed or co-signed any of the Company's bank debt or other obligations, including any indebtedness to be retired from the proceeds of this offering, explain and state the amounts involved.

President, Nancy Alsbury & Vice President, Steve Alsbury, co-signed SBA loan short-term debt of $100,000 at 9.5 % interest.

All future material affiliate transactions and loans will be made or entered into on terms that are no less favorable to the issuer than those than can be obtained from unaffiliated third parties; and All future material affiliated transactions and loads, and any forgiveness of loans must be approved by a majority of the issuer's independent directors who do not have an interest in the transactions and who have access, at the issuer's expense, to issuer's or independent counsel.

40. (a) List all remuneration by the Company to Officers, Directors and key personnel for the last fiscal year:

	Cash	Other
Chief Executive Officer	**$0**	**$N/A**
Chief Operating Officer	**$0**	**$N/A**
Chief Accounting Officer	**$N/A**	**$N/A**
Key Personnel	**$N/A**	**$N/A**
Key Personnel: **Account Manager**	**$N/A**	**$N/A**
Others:		
Sales Personnel	**$0**	**$N/A**
Clerical	**$5,902**	**$N/A**
Total:	**$5,902**	**$N/A**
Directors as a group (number of persons) **2**	**$0**	**$N/A**

(b) If remuneration is expected to change or has been unpaid in prior years, explain:

Neither the President nor the Senior Vice President received any salary for the fiscal year 2001. As an early stage company, it was necessary to keep money in company for development and marketing.

Salaries of personnel will be as follows: Expected date of salary change will be April 1, 2002.

President $61,000 per year will oversee product development and quality control of products and services as well as overall designation of growth market areas.

Senior Vice President $59,000 per year will be handling the marketing/sales personnel of the company.

Financial Manager, at $40,000 per year will be a new position with the company responsible for all accounting functions and financial developments of the company and overseeing clerical positions.

I.S. Manager at $40,000 per year will be a new position with the company will be responsible for internal

operational developments and software incorporation of the Internet and Intranet services of the Company.

Clerical Personnel (per) $25,000

Sales Personnel ($30-40,000 dependent upon regional area of sales)

© If any employment agreements exist or are contemplated, describe:

Employment agreement stipulates non-compete clause and confidentiality regarding property, clients, and any other information deemed proprietary by the Company. See copy of Confidentiality Agreement in Exhibit section.

41. (a) Number of shares subject to issuance under presently outstanding stock purchase agreements, stock options, warrants or rights: **0** shares (**0** % of total shares to be outstanding after the completion of the offering if all securities sold, assuming exercise of options and conversion of convertible securities). Indicate which have been approved by shareholders. State the expiration dates, exercise prices and other basic terms for these securities:

(b) Number of common shares subject to issuance under existing stock purchase or option plans but not yet covered by outstanding purchase agreements, options or warrants: **0** shares.

© Describe the extent to which future stock purchase agreements, stock options, warrants or rights must be approved by shareholders.

Any stock purchase agreement, stock options, warrants, or rights must be approved by shareholders and/or their duly elected directors.

42. If the business is highly dependent on the services of certain key personnel, describe any arrangements to assure that these persons will remain with the Company and not compete upon any termination:

Both President & Vice President are dedicated to making the Del-Rene Company a profitable and viable company and do not intend to leave the company since they originated and developed the Company from conception. They both have signed a non-compete agreements/confidentiality agreement.

Note: After reviewing the above, potential investors should consider whether or not the compensation to management and other key personnel directly or indirectly, is reasonable in view of the present stage of the Company's development.

LITIGATION

43. Describe any past, pending or threatened litigation or administrative action which has had or may have a material effect upon the Company's business, financial condition, or operations, including any litigation or action involving the Company's Officers, Directors or other key personnel. State the names of the principal parties, the nature and current status of the matters, and amounts involved. Give an evaluation by management or counsel, to the extent feasible, of the merits of the proceedings or litigation and the potential impact on the Company's business, financial condition, or operations.
The Company is not a party to any material litigation past, pending, present, or threatened litigation or administrative actions involving Company's officers, directors, or other key personnel.

FEDERAL TAX ASPECTS

44. If the Company is an S corporation under the Internal Revenue Code of 1986, and it is anticipated that any significant tax benefits will be available to investors in this offering, indicate the nature and amount of such anticipated tax benefits and the material risks of their disallowance. Also, state the name, address and telephone number of any tax advisor that has passed upon these tax benefits. Attach any opinion or description of the tax consequences of an investment in the securities by the tax advisor. **N/A**

Name of Tax Advisor: ______________________
Address: ______________________
Telephone No. (___)___-__________

Note: Potential investors are encouraged to have their own personal tax consultant contact the tax advisor to review details of the tax benefits and the extent that the benefits would be available and advantageous to the particular investor.

MISCELLANEOUS FACTORS

45. Describe any other material factors, either adverse or favorable, that will or could affect the Company or its business (for example, discuss any defaults under major contracts, any breach of bylaw provisions, etc.) or which are necessary to make any other information in this Offering Circular not misleading or incomplete.

To the company's knowledge there are no other material factors that are present that either adversely or favorably would make any information in the Offering Circular misleading or incomplete.

FINANCIAL STATEMENTS

46. Provide the financial statements required by Part F/S of this Offering Circular section of Form 1-A. **Financial Audited Statements prepared by Hocking & Reid, LLC, Certified Public Accountants, 5757 South 34th Street, Suite 100, Lincoln, Nebraska 68516, 402-441-0140**

DEL-RENE CO.

(a Nevada Company in the Development Stage)

FINANCIAL STATEMENTS

January 31, 2002

Hocking & Reid, LLC

Certified Public Accountants

Report of Independent Accountants

To the Stockholders
Del-Rene Co.

We have audited the accompanying balance sheet of Del-Rene Co. (a Nevada Company in the Development Stage) as of January 31, 2002, and the related statements of operations, stockholders' deficit, and cash flows for the year ended December 31, 2001 and for the periods from January 1, 2002 through January 31, 2002, May 17, 2000 (inception) through December 31, 2000 and May 17, 2000 (inception) through January 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Del-Rene Co. as of January 31, 2002, and the results of its operations and its cash flows for the year ended December 31, 2001 and for the periods from January 1, 2002 through January 31, 2002, May 17, 2000 (inception) through December 31, 2000 and May 17, 2000 (inception) through January 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Lincoln, Nebraska
March 15, 2002

Hocking & Reid, LLC

DEL-RENE CO.

(a Nevada Company in the Development Stage)

BALANCE SHEET

January 31, 2002

ASSETS	
Current assets:	
Cash	$ 653
Accounts receivable	3,965
	4,618
Furniture and equipment, net of accumulated depreciation of $5,035	11,497
	$ 16,115
LIABILITIES	
Current liabilities:	
Accounts payable	$ 3,500
Note payable	100,000
Unearned revenue	3,350
	106,850
STOCKHOLDERS' DEFICIT	
Preferred stock, $.001 par value, 5,000,000 authorized; 0 shares issued and outstanding	-
Common stock, $.001 par value, 70,000,000 shares authorized; 15,000,000 shares issued and outstanding	15,000
Additional paid in capital	(105,113)
Deficit accumulated during the development stage	(622)
	(90,735)
	$ 16,115

See accountant's report and notes to financial statements.

DEL-RENE CO.

(a Nevada Company in the Development Stage)

STATEMENTS OF OPERATIONS

For the year ended December 31, 2001 and the periods January 1, 2002 through January 31, 2002, May 17, 2000 (inception) through December 31, 2000 and May 17, 2000 (inception) through January 31, 2002

	January 1, 2002 through January 31, 2002	Year Ended December 31, 2001	May 17, 2000 (inception) through December 31, 2000	May 17, 2000 through January 31, 2002
Revenues	$2,658	$ 50,563	$ 16,375	$ 69,596
Selling, general and administrative expenses	2,488	74,635	211,413	288,536
Operating income (loss)	170	(24,072)	(195,038)	(218,940)
Other expense - interest	792	10,132	3,583	14,507
Net loss	$ (622)	$ (34,204)	$ (198,621)	$ (233,447)
Net loss per share	$ *	$ *	$ (0.01)	$ (0.02)

* Loss per share less than $.01 per share

See accountant's report and notes to financial statements.

DEL-RENE CO.

(a Nevada Company in the Development Stage)

STATEMENTS OF STOCKHOLDERS' DEFICIT

For the period May 17, 2000 (Inception) through January 31, 2002

	Common Stock		Additional Paid-in	Deficit Accumulated During the Development	Stockholders'
	Shares	Amount	Capital	Stage	Deficit
Issued in May 2000	400	$ 400	$ 19,600	$ -	$ 20,000
Issued in June 2000	234	234	53,766	-	54,000
Net loss	-	-	-	(198,621)	(198,621)
Balance, December 31, 2000	634	634	73,366	(198,621)	(124,621)
Additional capital contributions	-	-	16,500	-	16,500
Issued in June 2001	15,000,000	15,000	26,000	-	41,000
Additional capital contributions	-	-	8,212	-	8,212
Recapitalization	(634)	(634)	634	-	-
Net loss	-	-	-	(34,204)	(34,204)
Balance, December 31, 2001	15,000,000	15,000	124,712	(232,825)	(93,113)
Additional capital contributions	-	-	3,000	-	3,000
Merger	-	-	(232,825)	232,825	-
Net loss	-	-	-	(622)	(622)
Balance, January 31, 2002	15,000,000	$ 15,000	$ (105,113)	$ (622)	$ (90,735)

See accountant's report and notes to financial statements.

DEL-RENE CO.

(a Nevada Company in the Development Stage)

STATEMENTS OF CASH FLOWS

For the Year Ended December 31, 2001 and the periods January 1, 2002 through January 31, 2002, May 17, 2000 (inception) through December 31, 2000 and May 17, 2000 (inception) through January 31, 2002

	January 1, 2002 to January 31, 2002	Year ended December 31, 2001	May 17, 2000 (Inception) through December 31, 2000	May 17, 2000 through January 31, 2002
Cash flows from operating activities:				
Net loss	$ (622)	$ (34,204)	$ (198,621)	$ (233,447)
Adjustments to reconcile net income to net cash provided by operating activities:				
Depreciation	262	3,209	1,564	5,035
Decrease (increase) in accounts receivable	-	508	(4,473)	(3,965)
Increase (decrease) in unearned revenue	(292)	3,392	250	3,350
Increase (decrease) in accounts payable	(2,935)	1,126	5,309	3,500
Increase (decrease) in accrued payroll	-	(1,441)	1,441	-
Total adjustments	(2,965)	6,794	4,091	7,920
Net cash used in operating activities	(3,587)	(27,410)	(194,530)	(225,527)
Cash flows from investing activities:				
Additions to furniture and equipment	-	-	(16,532)	(16,532)
Cash flows from financing activities:				
Proceeds from issuance of notes payable	-	-	139,500	139,500
Principal payments on notes payable	-	(39,500)	-	(39,500)
Issuance of stock	-	-	74,000	74,000
Advances from affiliate	-	49,212	-	49,212
Additional capital contributions	3,000	16,500	-	19,500
Net cash provided by financing activities	3,000	26,212	213,500	242,712
Net increase (decrease) in cash	(587)	(1,198)	2,438	653
Cash, beginning of period	1,240	2,438	-	-
Cash, end of period	$ 653	$ 1,240	$ 2,438	$ 653
Supplemental disclosures of cash flow information:				
Cash paid during the period for interest	$ -	$ 9,507	$ 5,924	$ 15,431

See accountant's report and notes to financial statements.

DEL-RENE CO.
(a Nevada Company in the Development Stage)
NOTES TO FINANCIAL STATEMENTS

1. **The Company and It's Significant Accounting Policies:**

Del-Rene Co. (the "Company") was incorporated in Nevada on June 12, 2001 (inception) to facilitate a public stock offering under Regulation A of the Securities Act of 1933. The Company has the same name as its predecessor Nebraska corporation, which was formed on May 17, 2000.

Effective January 19, 2002, the Board of Directors and stockholders of both corporations approved an agreement and plan of merger whereby the Nebraska corporation would be merged with and into the Nevada corporation. The shares of the Nebraska corporation, which were previously issued, were cancelled on the effective date. All operations were conducted by the Nebraska corporation through December 31, 2001.

The Company will continue to engage in the development of an internet website service, GoToTheBusiness.com, the American Business Encyclopedia. The Company offers small and mid-size businesses a web presence at an affordable price, which is comprised of standard built web pages with content that is unique to the business.

Since inception, the Company and its predecessor have been in the development stage. Their operations have been in the design and development of websites and markets for sales to potential customers. The following is a summary of the significant accounting policies followed in the preparation of these financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTES TO FINANCIAL STATEMENTS, Continued

1. The Company and It's Significant Accounting Policies, Continued:

Allowance for Doubtful Accounts

The Company provides for estimated losses on accounts receivable based on prior bad debt experience and a review of existing receivables. Based on these factors, there is no provision for doubtful accounts as of January 31, 2002.

Furniture and Equipment

Depreciation is provided on a straight-line basis over the estimated useful lives of the assets. Renewals and betterments are capitalized and maintenance and repairs are charged to expense.

Upon disposition, the asset cost and related accumulated depreciation are eliminated from the respective accounts. Any gain or loss is included in current operations.

Research and Development

Research and development costs are expensed as incurred. Research and development costs were $3,535 for the year ended December 31, 2001 and $24,424 for the period May 17, 2000 through December 31, 2000.

Revenue Recognition

The Company records income in the period website fees are earned. Revenues are recognized when the Company has substantially accomplished its services related to the earnings process, based upon the dates covered by its customers' use of the related website. Unearned fees are reflected as a current liability. Adoption of SAB 101 did not affect the Company's financial statements.

Income Taxes

The Nevada Company has adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). Under SFAS No. 109, the liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws. Temporary differences include primarily the difference in cash versus accrual methods of accounting.

NOTES TO FINANCIAL STATEMENTS, Continued

1. **The Company and It's Significant Accounting Policies, Continued:**

   Income Taxes, Continued

   Effective June 1, 2000, the Nebraska Company elected Subchapter S corporation status for income tax purposes. Consequently, all income and related tax liabilities through December 31, 2001 flow through to the shareholders, and no provision or liability has been recorded in the accompanying financial statements.

2. **Note Payable:**

   Note payable at January 31, 2002 consists of a revolving credit note payable to a local bank, due June 13, 2002, bearing interest at 9.5% with quarterly payments of interest. The note provides for borrowings up to $140,000 and is collateralized by the personal guarantee of certain shareholders.

3. **Going Concern:**

   The Company's predecessor experienced operating losses since inception, which raises substantial doubt about the Company's ability to continue as a going concern. Management has developed plans to increase sales and contain costs. Management is also pursuing additional capital through the stock offering referred to in Note 1. The Company's continued existence is dependent upon obtaining additional cash flow from various sources, including operations improvement, additional borrowings or capital infusions.

4. **Preferred Stock:**

   Dividends on the Company's nonvoting preferred stock are payable when and as declared by the Board of Directors, out of the earnings of the Company in preference and prior to any dividends on the Company's common stock. No preferred stock was issued or outstanding as of January 31, 2002. Preferred shares may be redeemed as determined by the Board of Directors. In case of liquidation or dissolution of the Company, the holders of the preferred shares will receive an amount as determined by the Board of Directors.

5. Income Taxes

Deferred income taxes reflect the impact of "temporary differences" between the amount of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws and regulations. The following is a summary of the deferred tax asset and liability accounts at January 31, 2002:

Deferred tax assets	$ 1,100
Deferred tax liabilities	(900)
	200
Valuation allowance for deferred tax assets	(200)
Net deferred taxes	$ 0

The Company has recorded a valuation allowance to reflect the estimated amount of deferred tax assets, which may not be realized principally due to expiration of its net operating loss. For tax purposes, at January 31, 2002, the Company had a net operating loss of approximately $3,000.

The current income tax benefit was not recorded since it may not be realized.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF CERTAIN RELEVANT FACTORS

47. If the Company's financial statements show losses from operations, explain the causes underlying these losses and what steps the Company has taken or is taking to address these causes.

The losses were due to the Company start-up, R & D development of company's product, and from advertising and marketing for of the Company. As Del-Rene Company is an early stage development company and with our specific product and service that is directed at small to mid-size businesses, and users of the Internet, it was necessary to advertise and market our company to reach a regional area of coverage and establish that we are in business and what we do. This is a time consuming and expensive undertaking, but necessary as most potential clients and users need to be aware that a company they might work with has significant branding or identification in the area. In conjunction with the marketing of our website GoToTheBusiness.com, it was necessary to develop a product and service that the Company felt was different in its' design and usage. We utilized Company personnel to interview businesses and Internet users as to what they would find appealing in a website that would represent their business as well as from a users viewpoint as to how a website should be constructed for viewing, ease of use, consistency, and maneuverability. As we created and utilized our initial design it was necessary to sometimes change or alter the usability to reach our initial goal. Currently, company is experiencing growth of sales and clients and with projected sales personnel company will strive to reach goals of projected growth. Very little need for R & D at this stage of growth as software has been developed that allows for quick updating and for technological advances without infringing upon current client or potential clients. Our primary focus has been on a strategy of developing marketing systems that will enable the company to expand beyond Eastern Nebraska, Western Iowa and Northern Kansas. Our primary revenues for the fiscal year of 2001 were derived from sales of GoToTheBusiness.com product to businesses within Iowa, Kansas and Nebraska. The packages were on a month-to-month basis to take into account fears of businesses prepaying for a service for a long duration when that company has little operating history. After our 1 year anniversary we commenced with 6 month and 1 year commitments from our clients for those that it was economically feasible and giving them a discount of either 10 % or 20 percent depending upon length of pre-payment. This allows for more cash flow consistent with growth then waiting for monthly accounts receivable and the overall costs associated with this practice. With our Offering we will look to expand our presence across the Midwest Region of the U.S. More clients that will provide increased cash flow income for the Company. Previously, costs and losses were funded by client base developed since July of 2000 and SBA loan that majority stockholders Nancy Alsbury and Steve Alsbury originated for the start-up of the Company, and personal assets invested by current stockholders. We will continually monitor our growth pattern and adjust our expenditures to compensate and supplement for a strategic growth and debt control. Company will undertake continual management analysis of the Company's goals and current operational status to guide where and how we market our Company so it is effective and fits in with the overall business development goals.

48. Describe any trends in the Company's historical operating results. Indicate any changes now occurring in the underlying economics of the industry or the Company's business which, in the opinion of Management, will have a significant impact (either favorable or adverse) upon the Company's results of operations within the next 12 months, and give a rough estimate of the probable extent of the impact, if possible

Historical trends have shown that since our inception we have consistently grown on month- to-month basis with 1 sale personal in a part-time position, whom averaged over 1 new client sign on per day. We have added businesses in cities across Eastern and Middle Nebraska as well as Western Iowa and Northern Kansas. Considering that these states are geographically spread out, with very few cities of substantial size we spend a considerable amount of time traveling to expand our presence. With more personnel and expansion into states more beneficial to expansion quickly we believe there is no reason we cannot continue to add 1 or more businesses per day, per sales person, as our product becomes more recognizable. William White, of the Better Business Bureau of Nebraska approached us in February of 2001 and asked us to join their organization and the Company did at that time. This has proven beneficial to the Company, as the Better Business Bureau membership provides a sense of trust when we approach potential clients. Current economic trends are in a slow down period for spending at the consumer and business level and this may continue on for a period of months, even though there are economic signs that this is letting up. With this in mind though, the growth of the Internet as a viable resource for marketing of businesses and utilization of consumers, it is believed that there is and will continue to be a growth of businesses in this industry that will have a competitive need to be associated with the company's type of business. Due to the cost of the

company's product and with advertising that is complimentary to the company, it is believed that there is an untapped area that the company will cultivate for continued growth in all regions as foreseen currently in the economic climate of the U.S. With our face-to-face philosophy and interaction on a personal level we believe that this can offset to an extent any slowdown of our growth. Of course with any business there can be unforeseen economic issues that may create a more rigid economic climate.

The above statements regarding our potential growth are based upon the forward thinking of management and in no way guarantees this will occur. Please perform your own due diligence regarding this industry and as to how the Del-Rene Company may or may not compete and their potential position within this industry.

49. If the Company sells a product or products and has had significant sales during its last fiscal year, state the existing gross margin (net sales less cost of such sales as presented in accordance with generally accepted accounting principles) as a percentage of sales for the last fiscal year: **40 %.** What is the anticipated gross margin for next year of operations? Approximately **40 %.** If this is expected to change, explain. Also, if reasonably current gross margin figures are available for the industry, indicate these figures and the source or sources from which they are obtained.

No current figures for the industry as known as our specific business model with its' products and services is non-existent to the managements' knowledge or a known exact competitor for products and services. Small enterprises are non-public in nature and therefore do not post margins anywhere to our knowledge.

50. Foreign sales as a percent of total sales for last fiscal year: **N/A** %. Domestic government sales as a percent of total domestic sales for last fiscal year: **N/A** %. Explain the nature of these sales, including any anticipated changes:

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of LINCOLN, State of NEBRASKA, on JANUARY 31, 2002 .

(Issuer) DEL-RENE COMPANY

By (Signature and Title)

____

Nancy Alsbury, President

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

(Signature) ____

Steve M. Alsbury

(Title) Vice-President

(Selling security holder)

____

Nancy J. Alsbury, President

____

Steve M. Alsbury, Vice President

(Date) January 31, 2002

INDEX OF EXHIBITS

OPINION OF COUNSEL LETTER

October 22, 2001

Board of Directors
Del-Rene Company
5921 S. 91st Street
Lincoln, Nebraska 68526

RE: Opinion of Counsel regarding legality of Shares to be offered by Del-Rene Company

Dear Directors:

In connection with the proposed offer and sale of up to 5,000,000 shares of the Del-Rene Company's Common Stock, I have made such legal examination and inquiries as we have deemed advisable or necessary for the purpose of rendering this opinion and have examined originals or copies of the following documents and corporate records:

1. **The Company's Articles of Incorporation, as amended,**
2. **The Company's Bylaws,**
3. **The Company's resolutions of the Board of Directors authorizing the issuance of stock, and**
4. **The application for registration, including the Disclosure Document, as filed by Del-Rene Company. with the Securities Administrator of the United States on October 29, 2001,**

Based on our examination and inquiry, we are of the opinion that, upon effectiveness of the registration, and when issued and sold in the manner referred to in the registration and under the applicable subscription agreement, the Shares of Common Stock will be duly authorized, fully paid and nonassessable.

I consent to the filing of this opinion as an exhibit to the application for registration filed with the Securities Administrator.

Very truly yours,

Joni Cover

Joni Cover
Attorney-at-Law, #22181
5920 South 91st Street
Lincoln, NE 68526

Form U-2A

Uniform Corporate Resolution
Uniform Form of Corporate Resolution of

Del-Rene Company
(Name of Corporation)

RESOLVED, that it is desirable and in the best interest of this Corporation that its securities be qualified or registered for sale in various states; that the President or any Vice President and the Secretary or any Assistant Secretary hereby are authorized to determine the states in which appropriate action shall be taken to qualify or register for sale all or such part of the securities of this Corporation as said officers may deem advisable; that said officers are hereby authorized to perform on behalf of this Corporation any and all such acts as they deem necessary or advisable in order to comply with the applicable laws of any such states, and in connection therewith to execute and file all requisite papers and documents, including, but not limited to, applications, reports, surety bonds, irrevocable consents and appointments of attorneys for service of process; and the execution by such officers of any such paper or document or the doing by them of any act in connection with the foregoing matters shall conclusively establish their authority from this Corporation and the approval and ratification by this Corporation of the papers and documents so executed and the action so taken.

CERTIFICATE

The undersigned hereby certifies that she is the Nancy Alsbury, Secretary of Del-Rene Company, a corporation organized and existing under the laws of the State of Nevada; that the foregoing is a true and correct copy of a resolution duly adopted at a meeting of the Board of Directors of said corporation held on the 5th day of September, 2001, at which meeting a quorum was at all times present and acting; that the passage of said resolution was in all respects legal; and that said resolution is in full force and effect.

Dated this 19th day of October, 2001.

Nancy Alsbury
Secretary

(CORPORATE SEAL)

Del-Rene Co.
5921 S. 91st Street
Lincoln, NE 68526
402-489-2234

January 21, 2002

Hocking & Reid, LLC
5757 South 34th Street
Lincoln, NE 68516
402-441-0140

We are providing this letter in connection with your audit of the Balance sheet, Statements of Operations, Stockholders Deficit and Cash Flows of Del-Rene Co. as of December 31, 2001 and January 21, 2002 and for the period of May 17, 2000 to January 21, 2002 for the purpose of expressing an opinion as to whether the financial statements present fairly, in all material respects, the financial position, results of operations, and cash flows of Del-Rene Co. in conformity with accounting principles generally accepted in the United States of America. We confirm that we are responsible for the fair presentation in the financial statements of financial position, results of operation, and cash flows in conformity with generally accepted accounting principles.

Certain representations in this letter are described as being limited to matters that are material. Items are considered material, regardless of size, if they involve an omission or misstatement of accounting information that, in the light of surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would be changed or influenced by the omission or misstatement.

We confirm, to the best of our knowledge and belief, as of January 21, 2002, the following representations made to you during your audit.

1. The financial statements referred to above are fairly presented in conformity with accounting principles generally accepted in the United States of America.
2. We have made it available to you all-

   a. Financial records and related data.

   b. Minutes of the meetings of stockholders, directors, and committees of directors, or summaries of actions of recent meetings for which minutes have not yet been prepared.

3. There have been no communications from regulatory agencies concerning noncompliance with or deficiencies in financial reporting practices.

4. There are no material transactions that have not been properly recorded in the accounting records underlying the financial statements.

5. There has been no;

   a. Fraud involving management or employees who have significant roles in internal control.

b. Fraud involving others that could have a material effect on the financial statements.

6. The company has no plans or intentions that may materially affect the carrying value or classification of assets and liabilities.

7. The following have been properly recorded or disclosed in the financial statements:

   a. Related-party transactions, including sales, purchases, loans, transfers, leasing arrangements, and guarantees, and amounts receivable from or payable to related parties.

   b. Guarantees, whether written or oral, under which the company is contingently liable.

   c. Significant estimates and material concentrations known to management that are required to be disclosed in accordance with the AICPA's Statement of Position 94-6, Disclosure of Certain Significant Risks and Uncertainties.

8. There are no-

   a. Violations or possible violations of laws or regulations whose effects should be considered for disclosure in the financial statements or as a basis for recording a loss contingency.

   b. Unasserted claims or assessments that our lawyer has advised us are probable of assertion and must be disclosed in accordance with Financial Accounting Standards Board (FASB) Statement No. 5, Accounting for Contingencies.

   c. Other liabilities or gain or loss contingencies that are required to be accrued or disclosed by FASB Statement No. 5.

9. The company has satisfactory title to all owned assets, and there are no liens or encumbrances on such assets nor has any asset been pledged as collateral.

10. The company has complied with all aspects of contractual agreements that would have a material effect on the financial statements in the event of noncompliance.

To the best of our knowledge and belief, no events have occurred subsequent to the balance-sheet date and through the date of this letter that would require adjustment to or disclosure in the aforementioned financial statements.

Nancy Alsbury (signature) — Nancy Alsbury
(Name of Chief Executive Officer and Title)

Steve Alsbury (signature) — Steve Alsbury
(Name of Chief Executive Officer and Title)

Jennifer Worden (signature) — Jennifer Worden
(Name of Chief Financial Officer and Title)

AGREEMENT OF MERGER

AGREEMENT OF MERGER, made by and between Del-Rene Co., a Nevada corporation ("Nevada"), and Del-Rene Co., a Nebraska corporation ("Nebraska"). Nevada and Nebraska are hereinafter sometimes referred to collectively as the "Constituent Corporations".

In consideration of the mutual covenants and agreements herein contained, the parties hereto agree that Nebraska shall be merged with and into Nevada and that the terms and conditions of said merger, the means of carrying said merger into effect, the manner of converting the shares of the Constituent Corporations and certain other provisions relating thereto shall be as hereinafter set forth.

ARTICLE I
THE MERGER

1.01 Surviving Corporation. Subject to the terms and provisions of this Agreement of Merger, and in accordance with Chapter 92A of the Nevada Revised Statutes (the "N.R.S.") and the Nebraska Business Corporation Act (the "N.B.C.A."), at the Effective Time of the Merger (as defined in Section 1.06 hereof) Nebraska shall be merged with and into Nevada (the "Merger"), and Nevada shall be the surviving corporation (hereinafter sometimes called the "Surviving Corporation") and shall continue its corporate existence under the laws of the State of Nevada. At the Effective Time of the Merger the separate existence of Nebraska shall cease.

1.02 Effect of the Merger. At the Effective Time of the Merger and thereafter, (a) the Surviving Corporation shall have all the rights, privileges, immunities and powers and shall be subject to all the duties and liabilities of a corporation organized under the N.R.S.; (b) the Surviving Corporation shall possess all the rights, privileges, powers and franchises as well of a public as of a private nature, and be subject to all the restrictions, disabilities and duties of each of the Constituent Corporations; and all and singular, the rights, privileges, powers and franchises of each of the Constituent Corporations, and all property, real, personal and mixed, and all debts due to each of the Constituent Corporations on whatever account, as well for stock subscriptions as all other things in action or belonging to each of the Constituent Corporations, shall be vested in the Surviving Corporation; (c) all property, rights, privileges, powers and franchises, and all and every other interest shall be thereafter as effectually the property of the Surviving Corporation as they were of the Constituent Corporations; and the title to any real or personal property, whether by deed or otherwise, vested in either of the Constituent Corporations, shall not revert or be in any way impaired by reason of the Merger; (d) all rights of creditors and all liens upon any property of the Constituent Corporations shall be preserved unimpaired, limited in lien to the property affected by such liens immediately prior to the Effective Time of the Merger, and all debts, liabilities and duties of the Constituent Corporations shall attach to the Surviving Corporation and may be enforced against the Surviving Corporation to the same extent as if the debts, liabilities and duties had been incurred or contracted by the Surviving Corporation; and (e) any action or proceeding pending by or against either of the Constituent Corporations may be prosecuted to judgment as if the Merger had not taken place, or the Surviving Corporation may be substituted with respect to such action or proceeding.

1.03 Articles of Incorporation. The Articles of Incorporation of Nevada, as in effect immediately prior to the Effective Time of the Merger, shall continue in full force and effect as the Articles of Incorporation of the Surviving Corporation, until thereafter duly amended in accordance with applicable law.

1.04 Bylaws. The Bylaws of Nevada, as in effect immediately prior to the Effective Time of the Merger, shall be in full force and effect as the Bylaws of the Surviving Corporation until thereafter duly altered, amended or repealed in accordance with the terms thereof.

1.05 Directors and Officers of Surviving Corporation. The persons who are directors and officers of Nevada immediately prior to the Effective Time of the Merger shall be the directors and officers of the Surviving Corporation after the Effective Time of the Merger and until their respective successors have been duly elected and qualified.

1.06 Effective Time of the Merger. The Merger shall become effective, and the term "Effective Time of the Merger" as used herein shall mean, (a) for purposes of the N.B.C.A., the date and time of issuance of a certificate of merger respecting the Merger by the Secretary of State of the State of Nebraska, and (b) for purposes of the N.R.S., and for all other purposes, the date and time of filing of Articles of Merger in the office of the Secretary of State of the State of Nevada.

1.07 Additional Actions. If, at any time after the Effective Time of the Merger, the Surviving Corporation shall consider or be advised that any further assignments or assurances in law or any other acts are necessary or desirable (a) to vest, perfect or confirm, of record or otherwise, in the Surviving Corporation, title to and possession of any property or right of Nebraska acquired or to be acquired by reason of, or as a result of, the Merger, or (b) otherwise to carry out the purposes of this Agreement of Merger, Nebraska and its proper officers and directors shall be deemed to have granted hereby to the Surviving Corporation an irrevocable power of attorney to execute and deliver all such proper deeds, assignments and assurances in law and to do all acts necessary or proper to vest, perfect or confirm title to and possession of such property or rights in the Surviving Corporation and otherwise to carry out the purposes of this Agreement of Merger; and the proper officers and directors of the Surviving Corporation are fully authorized in the name of Nevada, Nebraska or otherwise to take any and all such action.

ARTICLE II
MANNER AND BASIS OF CONVERTING SHARES

2.01 Conversion of Shares. At the Effective Time of the Merger:

(a) Each share of common stock, par value $1.00 per share, of Nebraska ("Nebraska Common Stock") issued and outstanding immediately prior to the Effective Time of the Merger shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted automatically into the right to receive One Dollar ($1.00) per share in cash or certified funds.

(b) Each share of Nebraska Common Stock held in the treasury of Nebraska immediately prior to the Effective Time of the Merger, shall, by virtue of the Merger and without any action on the part of the holder thereof, be canceled and retired and cease to exist and shall not be converted into the stock of the Surviving Corporation or the right to receive cash.

(c) Each share of Common Stock, par value $0.001 per share, of Nevada issued and outstanding immediately prior to Effective Time of the Merger shall by virtue of the Merger and without any action on the part of the holder thereof, remain outstanding as one fully paid and nonassessable share of Common Stock, par value $0.001 per share, of the Surviving Corporation.

(d) Anything herein to the contrary notwithstanding, if any holder of Nebraska Common Stock shall exercise the right to dissent from the Merger and become entitled to payment of the fair value of his Nebraska Common Stock pursuant to the provisions of Section 21.20,138 of the N.B.C.A., then such holder shall be entitled to receive such payment only, directly from the Surviving Corporation, and shall not be entitled to receive the consideration provided for in Section 2.01(a) hereof.

(e) After the Effective Time of the Merger, no transfer of the shares of Nebraska Common Stock outstanding immediately prior to the Effective Time of the Merger shall be made on the stock transfer books of Nebraska, and all certificates for such shares shall forthwith be canceled. Upon surrender of certificates representing such shares of Nebraska Common Stock to the Surviving Corporation, the Surviving Corporation shall make payment to the surrendering holder of the payout required by Section 2.01(a) hereof.

ARTICLE III
MISCELLANEOUS

3.01 Termination. This Agreement of Merger may be terminated and the Merger abandoned pursuant to the mutual consent of Nevada and Nebraska.

3.02 Entire Agreement. This Agreement of Merger embodies the entire agreement and understanding of the parties hereto in respect of the subject matter contained herein. There are no restrictions, promises, representations, warranties, covenants, or undertakings, other than those expressly set forth or referred to herein. This Agreement of Merger supersedes all prior agreements and understandings between the parties with respect to such subject matter.

3.03 Amendment. Subject to applicable law, this Agreement of Merger may be amended, modified or supplemented only by written agreement of Nevada and Nebraska any time prior to the Effective Time of the Merger with respect to any of the terms contained herein.

3.04 Governing Law. The Agreement of Merger shall be governed by the laws of the State of Nevada, without regard to the conflicts of law rules thereof.

3.05 Counterparts. This Agreement of Merger may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

3.06 Headings. The article and section headings contained in this Agreement of Merger are solely for the purpose of reference, are not part of the agreement of the parties and shall not affect in any way the meaning or interpretation of this Agreement.

3.07 Plan of Merger. This Agreement of Merger shall constitute a "Plan of Merger" as that term is used in the N.B.C.A. and in Chapter 92A of the N.R.S.

ARTICLE IV
APPROVAL AND EXECUTION

4.01 Effectiveness. This Agreement of Merger shall become effective and binding upon the Constituent Corporations only if executed and approved as provided in this Article IV.

4.02 Execution. This Agreement of Merger shall be executed by the President and Secretary of each of the Constituent Corporations.

4.03 Approval by Directors. This Agreement of Merger shall be presented to the Board of Directors of Nevada and to the Board of Directors of Nebraska, and, if approved by a majority of the Directors of Nevada and by a majority of the Directors of Nebraska, shall be submitted to a vote of the shareholders of each of the Constituent Corporations.

4.04 Shareholders Approval. If this Agreement of Merger shall be submitted to a vote of the shareholders of each of the Constituent Corporations as provided in Section 4.03 and shall thereafter be approved by the affirmative vote of not less than two-thirds (2/3) of the issued and outstanding shares of each of the Constituent Corporations, which vote shall be taken in accordance with the N.R.S. in the case of Nevada and with the N.B.C.A. in the case of Nebraska, it shall thereupon become the effective and binding act, deed and agreement of the Constituent Corporations.

DEL-RENE CO., a Nevada Corporation

By: Nancy Alsbury 1/19/02
Nancy Alsbury, President (Date)

ATTEST

Nancy Alsbury 1/19/02
Secretary (Date)

DEL-RENE CO., a Nebraska Corporation

By: Nancy Alsbury 1/19/02
Nancy Alsbury, President (Date)

ATTEST

Nancy Alsbury 1/19/02
Secretary (Date)

Filed 01/24/2002 Nebraska
1000251735

1000251735 Pgs: 4
DEL-RENE CO.
Filed: 01/24/2002 01:46 PM

ARTICLES OF MERGER
OF
DEL-RENE CO., A NEBRASKA CORPORATION
INTO
DEL-RENE CO., A NEVADA CORPORATION

Pursuant to the provisions of Section 21-20,132 of the Nebraska Business Corporation Act, and Section 92A.200 of the Nevada Revised Statutes, the undersigned corporations file the following Articles of Merger:

I.

The names of the corporations and the states under the laws of which they are organized are:

Del-Rene Co., a Nebraska corporation
Del-Rene Co., a Nevada corporation

II.

The surviving corporation is Del-Rene Co., a Nevada corporation.

III.

The Agreement of Merger attached hereto as Exhibit A constitutes the plan of merger of the corporations.

IV.

As to both corporations, approval of the shareholders was required. Pursuant to Chapter 92A of the Nevada Revised Statutes and to the Nebraska Business Corporation Act, the plan of merger was submitted to a vote of the shareholders of each corporation as follows:

Name of Corporation	Designation of Shares	Number of Shares Outstanding and Entitled to Vote	Number of Shares Voted For	Number of Shares Voted Against
Del-Rene Co., a NE corp.	Common	634	463	0
Del-Rene Co., a NV corp.	Common	15,000,000	15,000,000	0

Dated the 19 day of January, 2002.

ATTEST: DEL-RENE CO., a Nebraska corporation

Nancy Alsbury By Nancy Alsbury
Nancy J. Alsbury, Secretary Nancy J. Alsbury, President

ATTEST: DEL-RENE CO., a Nevada corporation

Nancy Alsbury By Nancy Alsbury
Nancy J.. Alsbury, Secretary Nancy J. Alsbury, President

FILED # C15331-01

JAN 3 0 2002

IN THE OFFICE OF
DEAN HELLER, SECRETARY OF STATE

ARTICLES OF MERGER
OF
DEL-RENE CO., A NEBRASKA CORPORATION
INTO
DEL-RENE CO., A NEVADA CORPORATION

Pursuant to the provisions of Section 21-20,132 of the Nebraska Business Corporation Act, and Section 92A.200 of the Nevada Revised Statutes, the undersigned corporations file the following Articles of Merger:

I.

The names of the corporations and the states under the laws of which they are organized are:

Del-Rene Co., a Nebraska corporation
Del-Rene Co., a Nevada corporation

II.

The surviving corporation is Del-Rene Co., a Nevada corporation.

III.

The Agreement of Merger attached hereto as Exhibit A constitutes the plan of merger of the corporations.

IV.

As to both corporations, approval of the shareholders was required. Pursuant to Chapter 92A of the Nevada Revised Statutes and to the Nebraska Business Corporation Act, the plan of merger was submitted to a vote of the shareholders of each corporation as follows:

Name of Corporation	Designation of Shares	Number of Shares Outstanding and Entitled to Vote	Number of Shares Voted For	Number of Shares Voted Against
Del-Rene Co., a NE corp.	Common	534	463	0
Del-Rene Co., a NV corp.	Common	15,000,000	16,000,000	0

The number of votes cast for the plan by the shareholders of each corporation was sufficient for approval by the shareholders of each corporation.

Dated the 19th day of January, 2002.

ATTEST:

Nancy J. Alsbury, Secretary

DEL-RENE CO., a Nebraska corporation

By Nancy J. Alsbury, President

ATTEST:

Nancy J. Alsbury, Secretary

DEL-RENE CO., a Nevada corporation

By Nancy J. Alsbury, President

MEETING OF SHAREHOLDERS

DEL-RENE CO., a Nebraska corporation

January 19, 2002

A special meeting of Shareholders, duly noticed, was held on January 19, 2002 at 5921 South 91st Street, Lincoln, Nebraska at ten o'clock a.m. The holders of 463 shares of the corporation's stock (those shares held by Steve M. Alsbury, Nancy J. Alsbury and David Alsbury) were present at the meeting in person or by proxy. Such shares constitute 73% of all outstanding shares of the corporation's stock. The sole business conducted at the meeting was consideration of the following resolution:

> RESOLVED, that Del-Rene Co., a Nebraska corporation, be merged into Del-Rene Co., a Nevada corporation, pursuant to the provisions of Section 21-20,130 of the Nebraska Business Corporation Act and in accordance with the Agreement of Merger (as attached), executed by both corporations.

The resolution was adopted upon the affirmative vote of all 463 shares represented at the meeting.

There being no further business to come before the shareholders, the meeting was adjourned at 10:30 a.m.

Dated this 19th day of January, 2002.

Nancy Alsbury

Nancy J. Alsbury, Secretary

WRITTEN CONSENT OF DIRECTORS

DEL-RENE CO., a Nevada Corporation

January 19, 2002

The undersigned, being all of the directors of Del-Rene Co, a Nevada corporation, do hereby consent, adopt and subscribe to the following resolution:

> RESOLVED, that Del-Rene Co., a Nebraska corporate, be merged into Del-Rene Col, a Nevada corporation, pursuant to the provision of Chapter 92A of the Nevada Revised Statutes and in accordance with the Agreement of Merger (as attached).

> RESOLVED, FURTHER, the Agreement of Merger is hereby recommended to the shareholders for adoption and the officers of the corporation are directed to submit such Agreement to the shareholders for consideration and approval.

The above resolution is adopted by written consent of all of the directors in lieu of holding a special meeting of the directors, and said action is taken in accordance with Section 78.315 of the Nevada Revised Statutes and amendments thereto.

Dated this 19th day of January, 2002.

Nancy Alsbury

Nancy J. Alsbury, Director

Steve M. Alsbury

Steve M. Alsbury, Director

WRITTEN CONSENT OF SHAREHOLDERS

DEL-RENE CO., a Nevada Corporation

January 19, 2002

The undersigned, being all of the shareholders of Del-Rene Co, a Nevada corporation, do hereby consent, adopt and subscribe to the following resolution:

RESOLVED, that Del-Rene Co., a Nebraska corporate, be merged into Del-Rene Co., a Nevada corporation, pursuant to the provision of Chapter 92A of the Nevada Revised Statutes and in accordance with the Agreement of Merger (as attached).

The above resolution is adopted by written consent of all of the shareholders in lieu of holding a special meeting of the shareholders, and said action is taken in accordance with Section 78.320 of the Nevada Revised Statutes and amendments thereto.

Dated this 19th day of January, 2002.

Nancy J. Alsbury — Steve M. Alsbury

David Alsbury — Mary Lathrop

Scott Alsbury

NOTICE OF SHAREHOLDERS MEETING
OF
DEL-RENE CO.

TO THE SHAREHOLDERS OF DEL-RENE CO.:

You are hereby notified that a special meeting of the Shareholders of the Corporation will be held in Lincoln, Nebraska at the offices of the Company, 5921 So. 91st Street, Lincoln, Nebraska 68526, at ten o'clock a.m. on January 19, 2002. The special meeting of the Shareholders is to be held for the specific purpose of approving a Plan of Merger of the Corporation with and into a Nevada corporation also known at Del-Rene Co.

The Shareholders of the Corporation are or may be entitled to dissenters' rights under Sections 21-20,137 to 21-20,150 of the Nebraska Business Corporation Act. A copy of said sections is enclosed with this Notice.

The terms of the merger are as described in the Agreement of Merger approved by the Boards of Directors of the two corporations. A copy of such Agreement of Merger is enclosed with this Notice. The Board of Directors of the Corporation recommends approval of the Plan of Merger as described in the attached Agreement of Merger.

Dated: January 9, 2002.

DEL-RENE CO.

By: ______________________
Nancy J. Alsbury, President

ACTION OF THE DIRECTORS

OF

DEL-RENE CO.

BY WRITTEN CONSENT

January 9, 2002

The undersigned, being all of the directors of Del-Rene Co., a Nebraska corporation [the "Corporation"], acting pursuant to Section 21-2090 of the Business Corporation Act, hereby consent in lieu of a special meeting to the actions set forth in the following resolutions, declare that such consent shall have the same force and effect as a unanimous vote at a meeting regularly noticed and held, and adopt the same all as of such date hereof:

BE IT RESOLVED, the undersigned, being all of the Directors of Del-Rene Co., hereby approve and adopt the Plan of Merger of the Corporation with and into the Dele-Rene Co. Nevada corporation, as reflected in the Agreement of Merger attached hereto.

BE IT FURTHER RESOLVED, that the Plan of Merger is to be submitted to the Shareholders for their approval at a meeting to be held on January 19, 2002; that notice of such meeting, along with a copy of the attached Agreement of Merger, be sent to all stockholders of record; and that notification be given to the shareholders of their dissenters' rights under Nebraska law.

BE IT FURTHER RESOLVED, the Board of Directors of the Corporation hereby recommends to the Shareholders of the Corporation approval of the Plan of Merger herein referenced.

Dated effective January 9, 2002.

Nancy Alsbury

Nancy J. Alsbury, Director

Steve M. Alsbury

Steve M. Alsbury, Director

MINUTES OF MEETING OF BOARD OF DIRECTORS OF DEL-RENE COMPANY, A NEVADA CORPORATION

A meeting of Directors of the above named Corporation was held on September 5, 2001 at 11:00 AM at the offices of the corporation.

The Chairman, Steve Alsbury, called roll and found that the following shareholders were present in person.

Present at the meeting are Nancy Alsbury, and Steve Alsbury, representing 75 % of ownership of company shares.

The Vice President/Treasurer, Steve M. Alsbury went over company's plan to offer stock to outside investors at $1.00 per share in order to raise a maximum of $5,000,000 under Regulation A Offering of The Securities Act of 1933. This would equal 25% of current shares in the company outstanding after the maximum offering of shares are sold. It was discussed for company to act as the Issuer and Steve M. Alsbury to act as the party of contact and Promoter of the shares. Company then discussed the conversion of shareholders of Nebraska Company for the Nevada Company. The conversion rate is based upon 15,000,000 shares for the initial stockholders of the Nevada Corporation and 5,000,000 shares to outside investors through the Regulation A Offering. The shareholders will be as follows:
Nancy Alsbury, 6,000,000 shares of common stock.
Steve Alsbury, 4,000,000 shares of common stock.

David Alsbury, 2,000,000 shares of common stock.
Mary Lathrop, 2,000,000 shares of common stock.
Scott Alsbury, 1,000,000 shares of common stock.
5,000,000 shares allocated for Regulation A Offering

On motion duly made and carried by Nancy Alsbury, President and Secretary, and seconded by Steve Alsbury, Vice President/ Treasurer the above actions are in the best interests of the Del-Rene Company. The Del-Rene Company and its Board of Directors are executing this action.

Nancy Alsbury

Nancy Alsbury, President/Secretary
September 9, 2001

ACTION OF DIRECTORS
Of
Del-Rene Co
By Written Consent

June 17, 2001

The undersigned, being all of the directors of Del-Rene Co., a Nevada Corporation [the "Company"], hereby consent in lieu of the first meeting of directors to the actions set forth in the following resolutions, declare that such consent shall have the same force and effect as a unanimous vote at a meeting properly noticed and held, and adopt the same all as of such date hereof:

RESOLVED, that upon a review of the Written Consent of the Incorporator of the Company, dated June 17, 2001, the actions taken by said Incorporator, including the filing of Articles of Incorporation and the election of an initial Board of Directors for the Company be, and they hereby are, ratified, adopted, and approved.

RESOLVED, that the following named persons are hereby elected to the offices of the Company set opposite their respective names, to serve until the first annual meeting of directors or until their respective successors are duly elected and qualified:

Name	Office
Nancy J. Alsbury	President
Steve M. Alsbury	Senior Vice President
Nancy J. Alsbury	Secretary
Steve M. Alsbury	Treasurer

All of the above positions are currently full-time and are all inclusive of Nancy Alsbury's and Steve Alsbury's positions within the Del-Rene Company.

RESOLVED, that the form of stock certificate attached to this written consent is adopted as the form of stock certificate for the Company.

RESOLVED, that the Company does hereby adopt a plan pursuant to section 1244 of the Internal Revenue Code of 1986, as amended, to offer to individuals shares of its common stock for a consideration of $1.00 par value per share, payable in money or other property but not in stock or securities.

RESOLVED, that the offers of the following persons to subscribe for the number of shares set opposite their respective names be, and they hereby are, accepted in accordance with the terms of the attached written subscription agreements:

Nancy J. Alsbury	6,000,000 shares
Steve M. Alsbury	4,000,000 shares
Mary Lathrop	2,000,000 shares
David Alsbury	2,000,000 shares
Scott Alsbury	1,000,000 shares

RESOLVED, that the Company's officers are hereby authorized and directed to execute, issue and deliver certificates representing 15,000,000 shares of the Company's fully paid and non-assessable common stock, qualified as Section 1244 stock, to Nancy J. Alsbury, 6,000,000 shares, Steve M. Alsbury, 4,000,000 shares, Mary Lathrop, 2,000,000 shares, David Alsbury, 2,000,000 shares, Scott Alsbury, 1,000,000 shares in exchange for the consideration specified in their subscriptions for said shares.

RESOLVED, that the President of the Company be, and he hereby is, authorized to enter into and execute for and on behalf of the Company all contracts, bids, offers, bonds, deeds, and conveyances of every kind and other instruments for the carrying out of the business and purposes of the corporation.

RESOLVED, that the Secretary is hereby authorized and directed to procure all corporate books, books of account, share certificate books and forms required by the statutes of the State of Nevada as may be necessary or appropriate in connection with the Company's business.

RESOLVED, that the Bylaws as submitted be, and hereby are adopted as the Bylaws of the Company, and the Secretary of the Company is authorized and directed to sign such Bylaws and to place such Bylaws in the minute book of the Company.

RESOLVED, that the resolution in the form furnished by Union Bank and Trust Company with the blanks therein completed as shown on such resolution, a copy of which is attached hereto as Exhibit "A", be, and it hereby is, adopted and the Secretary is hereby authorized to certify this resolution and deliver it to the Bank.

Dated: June 17, 2001

Steve M. Alsbury

Steve M. Alsbury, Shareholder and Director

Nancy Alsbury

Nancy J. Alsbury, Shareholder and Director

PROMOTIONAL (AFFILIATE) SHARES ESCROW AGREEMENT

This Promotional Shares Escrow Agreement ("Agreement") was entered into January 11, 2002, among Del-Rene Company (the "Company"), and Nancy J. Alsbury, Steve M. Alsbury, Scott Alsbury, David Alsbury, and Mary Lathrop, (the "Depositors"), and Union Bank & Trust Co, Corporate Trust Department (the "Escrow Agent"). The Company is located at 5921 S. 91st Street, Lincoln, NE 68526. The Escrow Agent is located at 3643 S. 48th Street P.O. Box 82535, Lincoln, NE 68501-2535. The Company, Depositors and Escrow Agent are collectively referred to as "Signatories" in this Agreement.

The Company has applied to register its Equity Securities with the Securities Administrator of the State of Nebraska (the "Administrator"), and if applicable, with the Securities Administrator of other states. The Depositors are the owners of the shares of common stock or similar securities and/or convertible securities, warrants, options or rights which may be converted into, or exercised to purchase shares of common stock or similar securities of the Company ("Equity Securities") listed opposite their names on Exhibit A to this Agreement. As a condition to registering the Company's Equity Securities, the Depositors, who are security holders of the Company and who, for the purposes of this Agreement, are deemed to be Promoters of the Company, have agreed to deposit the Equity Securities listed opposite their names on Exhibit A to this Agreement ("Promotional Shares") with the Escrow Agent.

D. This Agreement is subject to the provisions of the Statement of Policy Regarding Corporate Securities Definitions adopted by the North American Securities Administrators Association, Inc. ("NASAA") on April 27, 1997 and amended September 28, 1999, and the Statement of Policy Regarding Promotional Shares adopted by NASAA as amended November 17, 1997 and September 28, 1999.

The Escrow Agent represents that it is not affiliated with the Company or any Depositors and that it is willing to serve as Escrow Agent and hold the Promotional Shares according to this Agreement.
D.
The Signatories further agree as follows:
Deposit of Promotional Shares
1. The Depositors' Promotional Shares have been deposited into an Escrow Account ("Escrow") with the Escrow Agent, and the Escrow Agent acknowledges receipt of the Promotional Shares as of the date of this Agreement.

Exercise or Conversion of Promotional Shares
2. If the Promotional Shares have exercise rights or conversion rights, the Escrow Agent will, upon receipt of the Company's written request, provide the documents that evidence and/or which are necessary to execute the exercise rights or conversion rights. The exercised or converted Promotional Shares will remain in Escrow subject to the terms of this Agreement.
Term
3. This Agreement and the Escrow begin on the date this Agreement was entered into as indicated above. The Escrow Agent will hold the Promotional Shares until the release conditions of paragraph 4 below are satisfied.

Release Of Promotional Shares
4. a. Subject to the documentation requirements in paragraph 5 below, the Escrow Agent will release the Promotional Shares per the written authorization of the Company, as approved by the Company's accountant, who has completed the following calculations:

(1) (A) If the Company's Aggregate Revenues are less than $500,000: beginning two years after the completion date of the registered offering, two and one-half percent (2 1/2%) of Promotional Shares held in Escrow may be released each quarter pro rata among the Depositors. All remaining Promotional Shares will be released from Escrow on the fourth anniversary of the completion date of the registered offering; or

(B) If the Company's Aggregate Revenues are $500,000 or more and there is no statement in the Company's financial statements or its auditors' report regarding the Company's ability to continue as a going concern: beginning one year after the completion date of the registered offering, two and one-half percent (2 1/2%) of Promotional Shares held in Escrow may be released each quarter pro rata among the Depositors. All remaining Promotional Shares will be released from Escrow on the second anniversary of the completion date of the registered offering; or

(2) One hundred percent (100%) of the Promotional Shares will be released from Escrow if:

(A) The registered offering has been terminated, and no securities were sold ; or

(B) The registered offering has been terminated, and all of the gross proceeds that were received have been returned to investors; or

(C) The Equity Securities did not qualify to be registered by the Administrator.

b. If the Company enters into any merger, reorganization, liquidation, dissolution or other transaction or proceeding with a person who is not a Promoter that results in the distribution of the Company's assets or securities ("Distribution") while this Agreement remains in effect, the Depositors agree that:

(1) All holders of the Company's Equity Securities will initially share on a pro rata, per share basis in the Distribution, in proportion to the amount of cash or other consideration that they paid per share for their Equity Securities (provided that the Administrator has accepted the value of the other consideration), until the shareholders who purchased the Company's Equity Securities in the registered offering ("Shareholders") have received, or have had irrevocably set aside for them, an amount that is equal to one hundred percent (100%) of the offering price per share times the number of shares of Equity Securities that they purchased in the registered offering and which they still hold at the time of the Distribution, adjusted for stock splits, stock dividends recapitalizations and the like;

(2) After a Distribution, all holders of the Company's Equity Securities will participate on an equal, per share basis *times the number of shares of Equity Securities they held at the time of the Distribution, adjusted for stock splits, stock* dividends, recapitalizations and the like; and

(3) A Distribution may proceed on lesser terms and conditions than the terms and conditions stated in paragraphs 4.b(1) and (2) above if a majority of the Equity Securities that are not held by Promoters, or their Associates or Affiliates, vote, or consent by consent procedure to approve the lesser terms and conditions at a special meeting called for that specific purpose.

c. If the Company enters into any merger, reorganization, liquidation, dissolution or other transaction or proceeding with a person who is a Promoter that results in a Distribution while this Agreement remains in effect, the Depositors' Promotional Shares will remain in escrow subject to the terms of this Agreement.

d. If the securities in Escrow become "Covered Securities," as defined in Section 18(b)(1) of the Securities Act of 1933, all securities held in Escrow will be released.

Documentation Regarding the Release of Promotional Shares:

5. a. A written request for release of the Promotional Shares ("request for release"), based upon paragraph 4 above, accompanied by the Company's Certified Public Accountant Certificate, will be forwarded to the Escrow Agent;

b. The Company will provide appropriate documentation to the Escrow Agent to show that the requirements of paragraph 4 above have been met; and

c. The Escrow Agent will terminate the Agreement and/or release some or all of the Promotional Shares from Escrow if all the applicable provisions of the Agreement have been satisfied. The Escrow Agent will maintain all records relating to the Agreement for a period of three (3) years following the termination of the Agreement. Copies of all records retained by the Escrow Agent will be forwarded to the Administrator promptly upon written request.

Restrictions on the Transfer, Sale or Disposal of Promotional Shares.

6. While this Agreement is in effect, no Promotional Shares, any interest in Promotional Shares, or any right or title to Promotional Shares may be sold, transferred, hypothecated or otherwise disposed of ("transfer" or "transferred"), except as provided below. The Promotional Shares will not be released by Escrow Agent and may not be transferred until the Escrow Agent has received a written statement, signed by the proposed transferee ("transferee"), which states that the transferee has full knowledge of the terms of this Agreement, the transferee accepts the Promotional Shares subject to the terms of this Agreement, and the transferee realizes that the Promotional Shares will remain in Escrow and subject to the terms of the Agreement until the Promotional Shares are released pursuant to paragraph 4 above. Depositors are prohibited from selling any of their Promotional Shares that are not subject to Escrow during the time that the Company is offering its securities in a self-underwritten registered offering.

a. Promotional Shares held in Escrow may be transferred by will, the laws of descent and distribution, the operation of law, or by order of any court of competent jurisdiction and proper venue.

b. The escrowed Promotional Shares of a deceased Depositor may be hypothecated to pay the expenses of the deceased Depositor's estate, provided that the hypothecated Promotional Shares will remain subject to the terms of this Agreement. Promotional Shares may not be pledged to secure any other debt.

c. Promotional Shares held in Escrow may be transferred by gift to the Depositor's family members, provided that the Promotional Shares will remain in Escrow and subject to the terms of this Agreement.

Voting Rights

7. With the exception of paragraph 4.b above, the Depositors will have the same voting rights as holders of non-escrowed Equity Securities.

Dividends, Stock Splits And Recapitalizations

8. All certificates representing stock dividends and shares resulting from stock splits of escrowed shares, recapitalizations and the like, that are granted to or received by Depositors while their Promotional Shares are held in Escrow will be deposited with and held by the Escrow Agent subject to the terms of this Agreement. Any cash dividends that are granted to or received by the Depositors while their Promotional Shares are held in escrow, will be promptly deposited with and held by the Escrow Agent subject to the terms of this Agreement unless such cash dividends are approved by a majority of the Independent Directors of the Company. The Escrow Agent will invest cash dividends as directed by the Depositors. The cash dividends and any interest earned on the cash dividends will be disbursed by the Escrow Agent in proportion to the number of shares released from the Escrow as provided by paragraph 4. above.

Additional Shares

9. Equity Securities that are received by the Depositors as the result of the conversion of the Depositors' convertible securities and/or the exercise of Depositors' options, warrants or rights listed on this Agreement, while their Promotional Shares are held in escrow, will be promptly deposited with the Escrow Agent as Promotional Shares subject to the terms of this Agreement. These additional Promotional Shares will be released from Escrow as provided by paragraph 4 above.

Duty of Escrow Agent.

10. The Escrow Agent's sole responsibility will be to act in accordance with the terms expressly set forth in this Agreement. In performing its duties under this Agreement, the Escrow Agent will not be liable to anyone for any damage, loss, expense or liability other than for that which arises from the Escrow Agent's failure to abide by the terms of this Agreement.

Escrow Agent's Compensation.

11. The Escrow Agent will be entitled to receive reasonable compensation from the Company for its services as provided in Exhibit B, which is attached to and part of this Agreement.

Escrow Agent's Indemnification

12. The Company and the Depositors hereby jointly and severally agree to hold the Escrow Agent harmless from, and indemnify the Escrow Agent for, any cost or liability regarding any administrative proceeding, investigation, litigation, interpretation, implementation, interpleading or reasonable legal fees and expenses of attorney's chosen by the Escrow Agent relating to this Agreement, including the release of Promotional Shares and the disbursement of dividends, interest or proceeds, unless the cost or liability arises from the Escrow Agent's failure to abide by the terms of this Agreement.

Scope

13. This Agreement will be binding upon the Depositors, their heirs and assignees, and upon the Company, Escrow Agent, and their successors.

Substitute Escrow Agent

14. If, for any reason, the Escrow Agent named in this Agreement is unable or unwilling to continue to act as Escrow Agent, then the Company may substitute, with the consent of the Administrator, another person to serve as Escrow Agent under this Agreement.

Termination

15. Except for the compensation and indemnification provisions of paragraphs 11 and 12 above, which will survive until those provisions are satisfied, this Agreement will terminate in its entirety when all of the Promotional Shares have been released, or the Company's Equity Securities and/or assets have been distributed as provided by paragraph 4 above.

Notices

16. All notices, requests, demands, instructions, certificates, documents or other communications relating to this Escrow Agreement shall be in writing and shall be given by registered mail with return receipt requested, by telecopy (or like transmission) or by personal delivery to the parties at the following addresses:

Escrow Agent

Union Bank & Trust Co.
Corporate Trust Department
Attn: Ralene K. Klostermeyer
3643 S. 48th Street P.O. Box 82535
Lincoln, NE 68501-2535
402-323-1353 (Phone) 402-323-1192 (Fax)
ralene.klostermeyer@ubt.com

Company

Del-Rene Company
5921 S. 91st Street

Lincoln, NE 68526
402-489-2234

Depositors

Nancy Alsbury, 5921 S. 91st Street, Lincoln, NE 68526
Steve Alsbury, 5921 S. 91st Street, Lincoln, NE 68526
Scott Alsbury, 7393 Bell Vista Drive, Rockford, IL 61107
David Alsbury, 3373 Pheasant Canyon Highway, Laughlin, NV 89029
Mary Lathrop, 5816 N. 20th Street, Lincoln, NE 68521

Exhibit "A"

The Signatories have entered into this Agreement, which may be written in multiple counterparts and each of which will be considered an original, and have signed this Agreement in the capacities and on the dates indicated below.

Depositor	Shares Deposited	Date
Nancy Alsbury (Print or type the Depositor's name) Nancy Alsbury (Signature)	6,000,000	1-11-02
Steve M. Alsbury (Print or type the Depositor's name) Steve M. Alsbury (Signature)	4,000,000	1-10 02
Scott Alsbury (Print or type the Depositor's name) Scott Alsbury (Signature)	1,000,000	1-10-02
David Alsbury (Print or type the Depositor's name) David Alsbury (Signature)	2,000,000	1-10-02
Mary Lathrop (Print or type the Depositor's name) Mary Lathrop (Signature)	2,000,000	1-11-02

Company	Date
By Nancy Alsbury President	1-11-02
By Nancy Alsbury Secretary	1-11-02

Escrow Agent

Union Bank + Trust

By [illegible] | 1-11-02

Title: Trust Officer

Exhibit "B"
UNION BANK AND TRUST COMPANY
Escrow Agent Fee Schedule

Promotional Shares Escrow Agreement
Del-Rene Company

Acceptance and Account Set Up Fee	$200.00
Annual Escrow Fee	$500.00
Security purchase/sale**	$ 25.00

**For any investments other than a money market fund

All out of pocket costs and expenses, including postage, supplies, long distance telephone charges, wires and attorney's fees will be in addition hereto. Fees for extraordinary services, not contemplated in the above schedule will be based on activity involved and will be charged at our regular hourly rates.

We reserve the right to revise fees, including establishing new minimums, as necessitated by changing economic conditions.

All fees are charged in arrears and are quoted on an annualized basis; however we reserve the right to bill in advance, or on a more frequent basis.

Acceptance of all Corporate Trust accounts is subject to:

1. Receipt and review of governing documents
2. Formal acceptance by the appropriate Trust Committee

Ralene K. Klostermeyer
Trust Officer

UNION BANK
& TRUST COMPANY

(402) 488-0941 • P. O. BOX 82535 • 3643 SOUTH 48TH STREET • LINCOLN, NE 68501-2535 • MEMBER FDIC

RECEIPT OF ASSETS
for
DEL-RENE COMPANY PROMOTIONAL SHARES ESCROW
Account #1837

Asset	Shares	Name of owner
Del-Rene Company Stock Certificate # 1	6,000,000	Nancy Alsbury
Del-Rene Company Stock Certificate #2	4,000,000	Steve M. Alsbury
Del-Rene Company Stock Certificate #3	2,000,000	Mary Lathrop
Del-Rene Company Stock Certificate #4	2,000,000	David Alsbury
Del-Rene Company Stock Certificate #5	1,000,000	Scott Alsbury

The above assets were delivered on January 11, 2002 from Steve Alsbury, Del-Rene Company.

I acknowledge receipt of the above on this 11th day of January 2002.

Union Bank & Trust Co.
Lincoln, Nebraska

By: ______________________
Ralene K. Klostermeyer, Trust Officer

Date: ______________________

Escrow Agreement

This Agreement was entered into October 24, 2001, between The Del-Rene Company (the "Company") and Union Bank and Trust (the "Escrow Agent"). The Escrow Agent is located at 4732 Calvert Street, Lincoln, Nebraska 68501-2535. The company has applied to register its securities with the Administrator of Securities of the State of Wisconsin (the "Administrator") and, if applicable, with the Administrator of Securities of other states. As a condition of registering the offering, the Administrator required the Company to enter into this Agreement. The Escrow Agent represents that it is a financial institution and its deposits are federally insured up to required limits. The Escrow Agent is willing to act as the Escrow Agent and to hold the funds under this Agreement.

The Company and the Escrow Agent agree as follows:

Deposit of Funds

1. Within 2 business days after the Company receives the monies, the company will deposit all monies that it receives from the sale of securities (the "Escrow Funds") in an impound account with the Escrow Agent to be designated the Del-Rene Company Impound Account (the "Impound Account").

2. The Company and its agents will instruct subscribers to make their checks payable to the "Del-Rene Company Impound Account". The Company will provide the Escrow Agent with the Escrow Funds. The Company will provide the Escrow Agent with the name, address and social security or other tax identification number of each subscriber and the date and amount of each subscription.

3. If the Escrow Agent received checks that fail to clear the bank on which they are drawn, the Escrow Agent will return those checks, to the subscriber. The Escrow Agent will send a copy of the returned checks to the Company.

Keeping of Funds

4. The Escrow Agent will keep the Escrow Funds, segregated in the Impound Account, for investment purposes, until the Escrow Agent releases the Escrow Funds to the Company or returns them to the subscribers under paragraph 7 or 8 below.

5. Unless the Administrator directs to the contrary, the Escrow Agent will invest the funds deposited in the Impound Account as directed by the Company in liquid investments, such as bank certificates of deposit or United States treasury bills or savings accounts at the Escrow Agent.

6. Escrow Funds are not assets of the Company and are not subject to judgment or creditors claims against the Company until the Escrow Funds released to the Issuer under this Agreement.

Release or Return of Funds

7. If, by the 30th day of June, 2002 (the "Closing Date"), the funds deposited in the Impound Account amount to or exceed $100,000.00 (the "Minimum Subscription"), then the Escrow Agent will release those funds plus interest earnings, and all other funds deposited after that, to the Company provided that

(a) the Escrow Agent has provided the Administrator with a letter stating that $100,000.00 has been deposited into the Impound Account before the Closing Date, and

(b) the Administrator has provided the Escrow Agent and the Company with written consent to the release of the funds from the Impound Agreement.

8. Unless the Closing Date has been extended under paragraph 10, if, by the Closing Date, the funds deposited in the Impound Account do not equal or exceed the Minimum Subscription, the Escrow Agent will

(a) advise the Company and the Administrator in writing that is has not received the Minimum Subscription, and

(b) will return promptly to each subscriber the amount the Escrow Agent received on behalf of that subscriber.

9. The Escrow Agent will divide any interest earned on the Impound Account between the subscribers based on their pro rata share and distribute such to them.

Extension of Closing Date

10. The Closing Date may be extended, provided that

(a) the Disclosure Document discloses that the offering could be extended for 90 days, and

(b) the Company has delivered to the Escrow Agent and the Administrator a written notice of extension.

Revocation or Suspension of Registration

11. If, at any time before the Escrow Agent releases the funds as

provided in Paragraph 7 or 8 of this Agreement, the Administrator advises the Escrow Agent that is has revoked or suspended the registration, the Administrator may direct the Escrow Agent

(a) not to release the funds in the Impound Account until further notice by the Administrator, or

(b) to release to each subscriber the amount that the Impound Agent received on behalf of that subscriber together with interest as set out in paragraph 9.

Abandonment of Offering

12. If the Escrow Agent received a letter from the Company stating that the offering has been abandoned, the Escrow Agent will return to each subscriber the amount the Escrow Agent received on behalf of that subscriber together with interest as set out in paragraph 9.

Termination of Agreement

13. This Agreement will terminate once the Escrow Agent has released all funds from the Impound Account in accordance with this Agreement.

Duty of Escrow Agent

14. The Escrow Agent is not a party to, and is not bound by the Subscription Agreement, or any a Placement Agreement or any other agreement out of which the Impound Account may arise.

15. Escrow Agent acts hereunder as a depository only and is not responsible or liable as such for the sufficiency, correctness, genuineness or validity of the Impound Account.

16. Escrow Agent shall be entitled to rely upon and shall be protected in acting upon any notice, request, waiver, consent receipt or other paper or document which Escrow Agent in good faith believes to be genuine and to be signed by the proper person(s), and may assume that any persons purporting to give any such writing has been duly authorized to do so.

17. Escrow Agent shall not be liable for any error of judgment or any act done or step taken or omitted by it in good faith, or for anything which it may do or refrain from doing in connection wherewith, except in all cases for its own willful default or misconduct or gross negligence.

18. Escrow Agent may consult, with, and obtain advice from, legal counsel of its own choice in the event of any dispute or questions as to the construction of any of the provisions hereof or its duties hereunder, and it shall incur no liability and shall be fully protected in acting in good faith in accordance with the advice of such counsel.

19. All expenses of the Escrow Agent incurred in connection with the performance of its services hereunder shall be borne by the Company.

Records of Escrow Agent

20. The Escrow Agent will keep records (the "Records") that disclose

(a) the names, addresses, telephone numbers and tax identification numbers of the subscribers,

(b) the amount received on behalf of each subscriber,

(c) the amount and date of the securities purchased,

(d) the date that the Escrow Agent released or returned the funds held in the Impound Account.

21. The Escrow Agent will provide to the Administrator, on request, true, complete, and current copies of the Records.

Notices

22. All notices, consents or other communications hereunder shall be in writing, and shall be sufficient if delivered personally or sent by reputable overnight courier or by U.S. registered or certified mail, postage prepaid, addresses as follows or to such other address as any party shall designate to the other parties in a subsequent notice:

If to the Company:

Steve Alsbury
Del-Rene Co.
5921 S. 91st Street
Lincoln, NE 68526
Phone: 402-489-2234
Fax: 402-489-2995
E-mail: salsbury@del-rene.com

If to the Escrow Agent: **Ralene Klostermeyer**
Union Bank & Trust
4732 Calvert Street
Lincoln, NE 68501
Phone: 402-323-1353
Fax: 402-323-1192
E-mail: ralene.klostermeyer@ubt.com

If to the Administrator: **State of Wisconsin**
Contact Name: Marjorie Sandee
Securities Examiner
Bureau of Registration & Enforcement
Address: P.O. Box 1768
Madison, Wisconsin 53701-1768
Phone: (608) 266-1768
Fax: (608) 256-1259
E-mail: marjorie.sandee@dfi.state.wi.us

Scope of Agreement

23. This Agreement will be for the benefit of, and binding on, the Company, the Escrow Agent and their successors, the subscribers and their heirs, assignees, beneficiaries, executors, administrators and their legal representatives. If, for any reason, the Escrow Agent named in this Agreement is unable or unwilling to continue to act as Escrow Agent, then the Company may substitute, with the consent of the Administrator, another person to serve as Escrow Agent.

24. The Company agrees to pay the Escrow Agent a fee of $500 due at the time this Agreement is signed. This fee is an annual administration fee and will be due annually if account should remain open. In addition, transaction charges will be assessed and be due should disbursements be made to subscribers. Such charges will be equal to $5.00 per subscriber per distribution.

IN WITNESS WHEREOF, the parties have executed this Agreement the 26th day of October, 2001.

COMPANY: DEL-RENE COMPANY

BY: [signature]
Vice-President

IMPOUND AGENT: Union Bank and Trust Company

BY: [signature]

CONFIDENTIALITY AGREEMENT

THIS CONFIDENTIALITY AGREEMENT ("Agreement") is made this ______ day of

__________,20_____, by and between Del-Rene Co, a Nevada corporation ("Company"), and

________________________________ ("Employee")

WITNESSETH:

WHEREAS, the relationship between Company and it's clients or prospective clients results in the communication of confidential information to Company, the creation of unique products and services designed for the specific needs of Company's clients and prospective clients, and the establishment of relationships of trust and confidence between Company and it's clients and prospective clients.

WHEREAS, as a result of his or her employment by Company, Employee will become intimately familiar with the confidential affairs and information of Company, The Company desires to assure that it is protected from the use or disclosure of such confidential information by Employee and that it is protected from direct or indirect competition from Employee during his or her employment with Company and for reasonable period of time thereafter.

NOW, THEREFORE, in consideration of the mutual promises contained herein, the employment of Employee by Company commencing on the date hereof, and for other valuable consideration received, Employee agrees as follows:

1. Employee agrees not to disclose at any time, to use, other than in the performance of Employee's duties while employed by Company, any Confidential Information. Employee hereby acknowledges that such Confidential Information is secret, confidential, and unique, that it constitutes the exclusive trade secrets and property of Company and/or the clients or prospective clients of Company. That such Confidential Information will be or has been made known to "Employee", in confidence, in connection with Employee's duties, and that any use of such Confidential Information by Employee other than for the sole and exclusive benefit of Company and/or the clients or prospective clients of Company will be wrongful and will cause irreparable harm to Company.

2. For purposes of this Agreement, "Confidential Information" shall mean all formulas, patterns, compilations, programs, devices, methods, techniques, processes, computer databases, reporting formulas, source codes, computer codes, designs, programs, and other computer software, client lists, technical information, sales and marketing methods, and ideas, documents, records, contract forms, computer disks containing data and other materials and information relating to the products, services, or business of Company and any of it's clients or prospective clients. Notwithstanding the forgoing, Confidential Information shall not include information which otherwise is or becomes a part of the public domain other than as a result of a violation of this Agreement by Employee or as a result of violation of another covenant of confidentiality with Company.

3. Employee agrees that all memoranda, notes, reports, papers, programs, flow charts, source codes, computer codes, designs, software data, and other documents and all copies thereof relating to or containing any Confidential Information, some of which may be developed or prepared by Employee, and all objects, associated therewith (such as models and samples) in any way obtained by him or her shall be Company property. Employee shall not, except for Company's sole use or benefit, copy or duplicate any of the aforementioned documents or objects, nor remove them from Company's facilities, nor use any information concerning them except for Company's benefit, either during his or her employment or thereafter. Employee agrees that he or she will deliver the original and all copies of the aforementioned documents and objects, if any, that may be in his or her possession to Company or termination of his or her employment, or any other time on Company's request.

4. Employee agrees that during his or her employment by Company and during a period ending three (3) months after termination of such employment, he or she will not, directly or indirectly; (a) engage in or carry on any business of the type, or which competes with the business, conducted by Company during the term of Employee's employment with Company or is substantially similar thereto, including owning or controlling any financial interest in any corporation, partnership, firm or other form of business organization which is so engaged; (b) consult with, advise or assist in any way, whether or not for consideration, any corporation, partnership, firm or other business organization which is now or becomes a competitor of Company, including, but not limited to, advertising or otherwise endorsing the product of any such competitor; soliciting customers or otherwise serving as an intermediary for any such competitor or loan money or render any other form of financial assistance to or engaging in any form of business transaction on other than an arms' length basis with any such competitor; provided, however, that the foregoing shall not prohibit the ownership of securities of corporations which are listed on a national securities exchange or traded over the counter market in an amount which shall not exceed 5% of the outstanding shares of any such corporation. The parties agree that, since the scope of the business of Company is being, and will continue to be, carried on throughout the United States, the geographic scope of this covenant not to compete shall extend throughout each state in the United States where the business of Company (I) is being conducted at the time of termination of Employee's

employment by Company or (ii) was conducted by Company during the twelve (12) months immediately preceding termination of Employee's employment by Company.

5. Employee hereby acknowledges and agrees that it would be difficult to fully compensate Company for damages for breach or threatened breach of any of the provisions of this Agreement. Accordingly, Employee specifically agrees that Company shall be entitled to temporary and permanent injunctive relief to enforce the provisions hereof and that such relief may be granted without the necessity of proving actual damages. This provision, with respect to injunctive relief, shall not, however, prohibit Company from pursuing any other rights or remedies available to Company for such breach or threatened breach, including, but not limited to, the recovery of damages for Employee or any third parties.

6. Notwithstanding any other terms of this Agreement, employment of Employee by Company is at will, and may be terminated at any time for any reason by Company or Employee with or without cause or notice.

7. This Agreement, and all rights and duties hereunder, including matters of construction, validity and performance, shall be governed by the laws of the State of Nevada.

8. If any provision of this Agreement is held to be unenforceable or invalid, the parties declare it is their intention that such unenforceable provisions be deemed reformed so that they apply only to the maximum extent which they can be enforced and that such reformed provisions and the remaining provisions hereof nevertheless shall be carried into effect.

9. This Agreement shall be binding upon and shall inure to the benefit of the parties and their respective legal representatives, heirs, successors, and assigns, except that Employee shall not assign any of his rights or delegate any of his duties under this Agreement without prior written consent of Company.

IN WITNESS WHEREOF, the parties have executed this Agreement on the date and year first above written.

("Company") Del-Rene Company BY: ________________________________

TITLE: ____________________________

Printed Employee Name:

____
Employee Signature

Date:________________________

CLIENT INTERNET ADVERTISING AGREEMENT

Agreement made ______________, 20__, between ______________, of ________________, ______________ County, _______ (hereinafter "Advertiser"), and Del-Rene Co., a Nevada corporation, located at 5921 S. 91st Street, Lincoln, Lancaster County, Nebraska (hereinafter "Company").

Recitals

A. WHEREAS, Company owns, operates and maintains a computer website, GoToTheBusiness.com and offers advertising space for same on such website; and

B. WHEREAS, Advertiser desires to purchase advertising space on Company's computer website, GoToTheBusiness.com to advertise its business, products, and/or services;

NOW, THEREFORE, in consideration of the foregoing recitals, the parties agree as follows:

1. Term and Copy. Commencing on _________, 20__ and continuing (on a month-to-month basis thereafter through ___________, 20__), Company shall display the advertisement more fully described and/or depicted in "Addendum A" to this Agreement (hereinafter "the Advertisement") on the following Internet website: GoToTheBusiness.com (hereinafter "Company Website").

2. Annual Payment. Advertiser shall pay the sum of __________ Dollars ($_______) per month at least ten (10) days prior to the date the Advertisement is first scheduled to appear on the Company Website, and on the first day of each month thereafter during the term of this Agreement. Company unconditionally guarantees Advertiser's monthly payment obligation shall not increase throughout the term of this Agreement, unless the frequency of posting the ad increases.

3. Copy Subject to Approval. The advertising copy shall be furnished by Advertiser, and must be acceptable to Company. Company reserves the right to refuse publication of any copy or portion thereof on Company's website. The printing of such advertising shall constitute such acceptance and approval.

4. Errors and Omissions. In case of any error in or omission of the advertisement by Company, the extent of Company's liability shall be limited to a pro rata abatement of the charge paid to Company.

5. Advertiser's Liability. Advertiser warrants and represents Advertiser is authorized and entitled to advertise the business, product or service represented in the Advertisement copy furnished. Advertiser further warrants and represents all Advertisement copy and any and all business, product or service advertised therein is in compliance with any and all applicable local, state and federal laws, statutes, ordinances and regulations. Advertiser assumes full and complete liability for any copyright or trademark infringement resulting from the publication of the Advertisement and/or the advertising, marketing, or sale of any and all products or services in such Advertisement.

Advertiser warrants Advertiser shall indemnify and hold Company harmless against any and all claims, fines, penalties, damages, demands or liability whatsoever arising out of or in any way caused by or connected with the printing or publication of the advertising copy furnished by Advertiser.

6. Waiver and Limitation of Liability. Company and its employees or agents shall not be liable for any direct, indirect, incidental, special, consequential or exemplary damages arising out of, caused by, or occurring on account of any strikes, lockouts, accidents, fires, unauthorized access to or alteration of Advertisement copy by any third party, acts of God, governmental actions, state of war or any other causes beyond the control of Company whether or not similar to those enumerated.

Advertiser further agrees Company and its employees or agents shall not be liable in any event for any direct, indirect, incidental, special, consequential or exemplary damages arising out of, caused by, or occurring on account of any interruption, suspension or termination of service or public access to Company's website, regardless of whether such interruption, suspension or termination was justified or not, negligent or intentional, inadvertent or advertent.

Advertiser hereby agrees that in any event Company's and its employees' and agents' liability to Advertiser for any breach or other event arising out of or directly or indirectly related to this Agreement shall be limited to a refund of the payment for such period in which the breach or event is alleged to have occurred or transpired.

7. Termination. This Agreement may be terminated by either party, effective ten (10) days after written notice to the other party is received, however unilateral termination by Advertiser shall not relieve Advertiser of its monthly payment obligations for the term of this Agreement, nor shall such unilateral termination entitle Advertiser to a refund or remittance of any unused portion of the fee payable or paid for the period in which such termination occurred. For purposes of this Agreement, notice shall be deemed to have been received by either party within five (5) days after any such notice is sent postage prepaid via first class United States Mail.

8. Notice. All notices and/or demands herein required shall be in writing and shall be either personally delivered or sent by prepaid postage first-class United States mail, addressed as follows:

If to Company: Del-Rene Co.
Attention: Nancy Alsbury
5921 S. 91st Street
Lincoln, Nebraska 68526

If to Advertiser: ______________________
____
____

9. Arbitration. The parties expressly agree to submit any dispute, claim or controversy arising from, occurring on account of, or directly or indirectly related to this Agreement shall be settled by binding arbitration in accordance with the Commercial Arbitration Rules of the American Arbitration Association and judgment on the award may be entered in any court having jurisdiction pursuant to the terms of this Agreement.

10. Miscellaneous.

10.1 Binding Effect. This Agreement shall be binding upon the parties hereto and their respective heirs, administrators, devises, representatives, affiliates, successors, and assigns.

10.2 Governing Law and Choice of Forum. This Agreement shall be construed and enforced in accordance with the laws of the State of Nevada and the parties hereby consent to the exclusive jurisdiction of its courts.

10.3 Assignability. Neither this Agreement nor any of the parties' rights hereunder shall be assignable by any party hereto without the prior written consent of the other party.

10.4 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original but all of which shall constitute one and the same instrument.

10.5 Headings. Headings of the Articles and Sections of this Agreement are for the convenience of the parties only, and shall be given no substantive or interpretive effect whatsoever.

10.6 Non-Waiver. The failure or refusal by Advertiser either to insist on the strict performance of any provision of this Agreement or to exercise any right in any one or more instances or circumstances shall not be construed as a waiver or relinquishment of such provision or right, nor shall such failure or refusal be deemed a custom of practice contrary to such provision of right.

10.7 Entire Agreement. This Agreement supersedes and cancels any and all prior agreements between the parties, express or implied, with respect to the purchase and sale of any of the products. This instrument sets forth the entire agreement between the parties; it may not be changed, altered or amended except in writing signed by both parties to it.

DEL-RENE CO.	ADVERTISER
______________________	______________________
Title: ______________________	Title: ______________________

BYLAWS
of
DEL-RENE CO.

NEVADA CORPORATION
ARTICLE I. OFFICES

The principal office of the corporation shall be Laughlin, Nevada with its' principal operations office located in Lincoln, Nebraska. The corporation may have such other offices, either within or without the State of Nevada, as the Board of Directors may designate or as the business of the corporation may require from time to time.

The registered office of the corporation required by Nevada's Business Corporation Act to be maintained in Nevada shall be as set out in the Articles of Incorporation and may be changed from time to time by the Board of Directors.

ARTICLE II. SHAREHOLDERS

Section I. Annual Meeting. The annual meeting of the shareholders shall be held on the third Wednesday in the month of May in each year, beginning with the year 2002 at 11:00 a.m. for the purpose of electing directors and *transacting such other business as may come before the meeting. If the day fixed for the annual meeting shall be a legal* holiday, such meeting shall be held on the next succeeding business day. If the election of directors shall not be held on the day designated herein for any annual meeting of the shareholders, or at any adjournment thereof, the board of directors shall cause the election to be held at a special meeting of the shareholders as soon thereafter as convenient.

Section 2. Special Meetings. Special meetings of the shareholders, for any purpose or purposes unless otherwise prescribed by statute, may be called by the President or by the Board of Directors, and shall be called by the President at the request of the holders of not less than one-tenth of all outstanding shares of the corporation entitled to vote at the meeting.

Section 3. Place of Meeting. The Board of Directors may designate any place either within or without the State of Nevada as the place of meeting for any annual meeting or for any special meeting called by the Board of Directors. A waiver of notice signed by all shareholders entitled to vote at a meeting may designate any place, either within or without the State of Nevada, as the place for holding such meeting. If no designation is made, or if a special meeting be otherwise called, the place of meeting shall be in the operational office of the corporation in Nebraska.

Section 4. Notice of Meeting. Written or printed notice stating the place, day and hour of the meeting and, in case of a special meeting, the purpose or purposes for which the meeting is called, shall be delivered not less than 10 nor more than 50 days before the date of the meeting, either personally or by mail, by or at the direction of the president, the secretary, or the officer or persons calling the meeting, to each shareholder of record entitled to vote at such meeting. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail, addressed to the shareholder at the shareholder's address as it appears on the stock transfer books of the corporation, postage prepaid.

Section 5. Fixing of Record Date. For the purpose of determining shareholders entitled to notice of or to vote at any meeting of shareholders or any adjournment thereof, or shareholders entitled to receive payment of any dividend, or in *order to make a determination of shareholders for any other purpose, the date on which notice of the meeting is mailed*, or if notice is waived, the date on which the meeting is held, or the date on which the resolution of the Board of Directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of shareholders.

Section 6. Voting Lists. The officer or agent having charge of the stock transfer books for shares of the corporation shall make, at least 10 days before each meeting of shareholders, a complete list of the shareholders entitled to vote at such meeting, or any adjournment thereof, arranged in alphabetical order, with the address of and the number of shares held by each, which list, for a period of 10 days prior to such meeting, shall be kept on file at the registered office of the corporation and shall be subject to inspection by any shareholder at any time during usual business hours. Such list shall also be produced and kept open at the time and place of the meeting and shall be subject to inspection by any shareholder during the entire time of the meeting. The original stock transfer book shall be prima facie evidence as to who are the shareholders entitled to examine such list or transfer books or to vote at any meeting of the shareholders.

Section 7. Quorum. A majority of the outstanding shares of the corporation entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of the shareholders. If less than a majority of the outstanding shares *are represented at a meeting, a majority of the shares so represented may adjourn the meeting from time to time* without further notice. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally notified. The shareholders present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough shareholders to leave less than a quorum.

Section 8. Proxies. At all meetings of shareholders, a shareholder may vote by proxy executed in writing by the shareholder or by such shareholder's duly authorized attorney in fact. Such proxy shall be filed with the secretary of the corporation before or at the time of the meeting. No proxy shall be valid after 11 months from the date of its execution, unless otherwise provided in the proxy.

Section 9. Voting of Shares. Except where cumulative voting may be provided for, each outstanding share entitled to vote shall be entitled to one vote upon each matter submitted to a vote at a meeting of the shareholders.

Section 10. Voting of Shares by Certain Holders.

(a) Shares standing in the name of another corporation may be voted by such officer, agent or proxy as the bylaws of such corporation may prescribe, or, in the absence of such provision, as the board of directors of such corporation may determine.

(b) Shares held by an administrator, executor, guardian or conservator may be voted by such person, either in person or by proxy, without a transfer of such shares into such person's name. Shares standing in the name of a trustee may be voted by such trustee, either in person or by proxy, but no trustee shall be entitled to vote shares held by such trustee without a transfer of such shares into such trustee's name.

(c) Shares standing in the name of a receiver may be voted by such receiver, and shares held by or under the control of a receiver may be voted by such receiver without the transfer thereof into such receiver's name if authority so to do be contained in an appropriate order of the court by which such receiver was appointed.

(d) A shareholder whose shares are pledged shall be entitled to vote such shares until such shares have been transferred into the name of the pledgee, and thereafter the pledgee shall be entitled to vote the shares so transferred.

(e) Shares of its own stock belonging to the corporation or held by it in a fiduciary capacity shall not be voted, directly or indirectly, at any meeting, and shall not be counted in determining the total number of outstanding shares at any given time.

Section 11. Cumulative Voting. At each election for directors every shareholder entitled to vote at such election shall have the right to vote, in person or by proxy, the number of shares owned by such shareholder for as many persons as there are directors to be elected and for whose election such shareholder has a right to vote, or to cumulate such votes by giving one candidate as many votes as the number of such directors multiplied by the number of his or her shares shall equal, or distributing such votes on the same principle among any number of candidates.

Section 12. Informal Action by Shareholders. Any action required to be taken at a meeting of the shareholders, or any other action which may be taken at a meeting of the shareholders, may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by all of the shareholders entitled to vote with respect to the subject matter thereof.

ARTICLE III. BOARD OF DIRECTORS

Section 1. General Powers. The business and affairs of the corporation shall be managed by its Board of Directors.

Section 2. Number, Tenure and Qualifications. The corporation shall have not less than one (1) nor more than nine (9) directors, as determined from time to time by the Board of Directors. Initially, there shall be two (2) directors. The Board of Directors may increase or decrease the size of the Board of Directors, but if the size shall ever be set by action of the shareholders, then any increase or decrease by action of the Board of Directors shall be limited to thirty percent (30%) of the number of directors last approved by the shareholders. Each director shall hold office until the next annual meeting of shareholders or until such director's successor shall have been elected and qualified. Directors need not be residents of Nebraska or shareholders of the corporation.

Section 3. Regular Meetings. A regular meeting of the Board of Directors shall be held without other notice than this Bylaw immediately after, and at the same place as, the annual meeting of shareholders. The Board of Directors may provide, by resolution, the time and place, either within or without the State of Nebraska, for the holdings of additional regular meetings without other notice than such resolution.

Section 4. Special Meetings. Special meetings of the Board of Directors may be called by or at the request of the president or any two directors. A call for a special meeting of the Board of Directors may fix any place, either within or without the State of Nebraska, as the place for holding any special meeting.

Section 5. Notice. Notice of any special meeting shall be given at least 10 days prior thereto by written notice delivered personally or mailed to each director at such director's business address, or by telegram. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail so addressed, postage prepaid. If given by telegram, such notice shall be deemed to be delivered when the telegram is delivered to the telegraph company. Any director may waive notice of any meeting. Attendance of a director at a meeting shall constitute a waiver of notice of such meeting, except where such attendance is for the express purpose of objecting to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board of Directors need be specified in the notice or waiver of notice of such meeting.

Section 6. Quorum. A majority of the authorized number of directors shall constitute a quorum for the transaction of business at any meeting of the Board of Directors, but if less than such majority is present at a meeting, a majority of the directors present may adjourn the meeting from time to time without further notice.

Section 7. Manner of Acting. The act of the majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors.

Section 8. Vacancies. Any vacancy occurring in the Board of Directors may be filled by the affirmative vote of a majority of the remaining directors though less than a quorum thereof. A director elected to fill a vacancy shall be elected for the unexpired term of such director's predecessor in office. Any directorship to be filled by reason of an increase in the number of directors shall be filled by election at an annual meeting or at a special meeting of shareholders called for that purpose.

Section 9. Compensation. By directors' resolution directors may be reimbursed for expenses, if any, and may be compensated for attendance at directors' meetings. No such payment shall preclude any director from serving the corporation in any other capacity and receiving compensation therefore.

Section 10. Presumption of Assent. A director present at a meeting of the Board of Directors at which action on any corporate matter is taken shall be presumed to have assented to the action taken unless such director's dissent shall be entered in the minutes of the meeting or unless such director (a) objects at the beginning of the meeting or promptly upon his arrival to holding it or transacting business at the meeting, (b) dissents or abstains from an action and such dissent or abstention is entered into the minutes of the meeting, or (c) files a written dissent to such action with the person acting as secretary of the meeting before the adjournment thereof or forwards such dissent by registered mail to the secretary of the corporation immediately after adjournment of the meeting. A director who votes in favor of corporate action shall have no right to dissent thereto.

Section 11. Interests of Directors in Transactions. No contract or other transaction between the corporation and one or more of the directors, or between the corporation and any corporation, firm or association in which one or more of its directors are directors or are financially interested, shall be either void or voidable by reason of the fact that such director or directors are present at the meeting of the Board of Directors or a committee thereof which authorizes or approves such contract or transaction, or that the votes of such director or directors are counted for such purposes, if (1) the fact of such common directorship or financial interest be disclosed or known to the Board of Directors or committee and noted in the minutes, and the Board or committee shall authorize, approve or ratify such contract or transaction in good faith by a vote sufficient for such purpose without counting the vote or votes of such director or directors; or (2) the fact of such common directorship or financial interest be disclosed or known to the shareholders and they approve or ratify such contract or transaction in good faith by a majority vote or written consent of shareholders entitled to vote; or (3) the contract or transaction be just and reasonable as to the corporation at the time authorized or approved. Such common or interested directors may be counted in determining the presence of a quorum at such meeting.

Section 12. Indemnification of Directors, Officers, Employees and Agents. (a) The corporation shall indemnify any person who was or is a party or who is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative other than an action by or in the right of the corporation by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe that such person's conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that such person did not act in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the corporation, nor, with respect to any criminal action proceeding, shall it create a presumption that such person had reasonable cause to believe that such person's conduct was unlawful.

(b) The corporation shall indemnify any person who was or is a party or threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including attorneys' fees, actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of such person's duty to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability, but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

(c) Any indemnification under paragraphs (a) and (b) of this Section, unless ordered by a court shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he or she has met the applicable standard of conduct set forth in paragraphs (a) and (b) of this Section. Such determination shall be made by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or, if such a quorum is not obtainable, by independent legal counsel in a written opinion, or by the shareholders or members, as the case may be. If a quorum of disinterested directors so directs, such determination may, in any event, be made by such independent legal counsel in a written opinion or by the shareholders or members, as the case may be.

(d) The expenses incurred in defending a civil or criminal action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding as authorized in the manner provided in paragraph (c) of this Section, upon receipt of an undertaking by or on behalf of the director, officer, employee or agent to repay such amount, unless it shall ultimately be determined that he or she is entitled to be indemnified by the corporation as authorized in this Section.

(e) Notwithstanding any decision of the Board of Directors made pursuant to subsection (c), the corporation shall indemnify any director who is wholly successful, on the merits or otherwise, in the defense of any proceeding to which the director has been made a party due to holding such position for the reasonable expenses incurred by the director in connection with the proceeding.

Section 13. Committees. The Board of Directors by resolution may designate from its members an executive committee and one or more other committees, each of which, to the extent provided in such resolution, shall have and may exercise all the authority of the Board of Directors, but no such committee shall have the authority of the Board of Directors in reference to (a) authorizing distributions, (b) approving or proposing to shareholders an action that the Business Corporation Act requires be approved by shareholders, (c) filling vacancies on the Board of Directors or on any of its committees, (d) amending the articles of incorporation, (e) adopting, amending, or repealing the bylaws of the corporation, (f) approving or adopting a plan of merger or consolidation not requiring shareholder approval, (g) authorizing or approving the reacquisition of shares, except according to a formula or method already prescribed by the Board of Directors, (h) authorizing or approving the issuance or sale or contract for sale of shares or determining the relative rights, preferences, and limitations of a class or series of shares, except within the limits imposed by the Board of Directors on a prior authorization, or (i) recommending to the shareholders the voluntary dissolution of the corporation or the sale, lease, exchange, mortgage, pledge or other disposition of all or substantially all the property and assets of the corporation otherwise than in the usual and regular course of its business.

Section 14. Telephone Conferences. Any or all directors may participate in a meeting of the Board or a committee of the Board by means of conference telephone or other means of communication by which all persons participating in the meeting are able to hear each other.

Section 15. Informal Action by Directors. Any action required to be taken at a meeting of the directors, or any other action which may be taken at a meeting of the directors, may be taken without meeting if a consent in writing, setting forth the action so taken, shall be signed by all of the directors entitled to vote with respect to the subject matter thereof.

ARTICLE IV. OFFICERS

Section l. Number. The officers of the corporation shall be a President, one or more Vice Presidents (the number thereof to be determined by the Board of Directors), a Secretary, and a Treasurer, each of whom shall be elected by the Board of Directors, together with such other officers and assistant officers as the directors may from time to time elect or appoint. Any two or more offices may be held by the same person.

Section 2. Term of Office. Each officer shall hold office until such officer's successor shall have been duly elected or appointed and qualified or until such officer's death, resignation or removal in the manner hereinafter provided.

Section 3. Election. The officers of the corporation shall be elected annually by the Board of Directors at the first meeting of the Board of Directors held after each annual meeting of the shareholders, or as soon thereafter as convenient.

Section 4. Appointment. When authorized by Board of Directors and duly recorded in the minutes of a Board of Directors' meeting, a corporation officer designated by the Board of Directors for such a purpose, may appoint an officer or an assistant officer. In the absence of any express provision by the Board of Directors such power shall expire once the appointment has been completed.

Section 5. <u>Removal</u>. Any officer or agent elected or appointed by the Board of Directors may be removed by the directors whenever in their judgment the best interests of the corporation would be served thereby, but such removal shall be without prejudice to the contract rights, if any, of the person so removed.

Section 6. <u>Vacancies</u>. A vacancy in an office because of death, resignation, removal, disqualification or otherwise may be filled by the Board of Directors for the unexpired portion of the term.

Section 7. <u>President</u>. The President shall be the principal executive officer of the corporation and, subject to the control of the Board of Directors, shall in general supervise and control all of the business and affairs of the corporation. The President shall, when present, preside at all meetings of the shareholders and of the Board of Directors. The President may sign, with the secretary or any other proper officer of the corporation thereunto authorized by the Board of Directors, certificates for shares of the corporation, any deeds, mortgages, bonds, contracts, or other instruments which the Board of Directors has authorized to be executed, except in cases where the signing and execution thereof shall be expressly delegated by the Board of Directors or by these Bylaws to some other officer or agent of the corporation, or shall be required by law to be otherwise signed or executed; and in general, shall perform all duties incident to the office of President and such other duties as may be prescribed by the Board of Directors from time to time.

Section 8. <u>The Vice Presidents</u>. In the absence of the President or in the event of the President's death, inability or refusal to act, the Vice President (or in the event there be more than one Vice President, the Vice Presidents in the order designated at the time of their election, or in the absence of any designation, then in the order of their election) shall perform the duties of the President, and when so acting, shall have all the powers of and be subject to all the restrictions upon the President. Any Vice President may sign, with the Secretary or an Assistant Secretary, certificates for shares of the corporation; and shall perform such other duties as from time to time may be assigned to such Vice President by the President or by the Board of Directors.

Section 9. <u>The Secretary</u>. The Secretary shall: (a) keep the minutes of the shareholders' and of the Board of Directors' meetings in one or more books provided for that purpose; (b) see that all notices are duly given in accordance with the provisions of these Bylaws or as required by law; (c) be custodian of the corporate records; (d) authenticate the records of the corporation; (e) keep a register of the post office address of each shareholder which shall be furnished to the Secretary by such shareholder; (f) sign with the President, or a Vice President, certificates for shares of the corporation, the issuance of which shall have been authorized by resolution of the Board of Directors; (g) have general charge of the stock transfer books of the corporation; and (h) in general, perform all duties incident to the office of Secretary and such other duties as from time to time may be assigned to the Secretary by the President or by the Board of Directors.

Section 10. <u>The Treasurer</u>. If required by the Board of Directors, the Treasurer shall give a bond for the faithful discharge of the Treasurer's duties in such sum and with such surety or sureties as the Board of Directors shall determine. The Treasurer shall: (a) have charge and custody of and be responsible for all funds and securities of the corporation; (b) receive and give receipts for monies due and payable to the corporation from any source whatsoever, and deposit all such monies in the name of the corporation in such banks, trust companies or other depositories as shall be selected in accordance with provisions of Article V of these Bylaws; and (c) in general perform all of the duties incident to the office of Treasurer and such other duties as from time to time may be assigned to the Treasurer by the President or by the Board of Directors.

Section 11. <u>Assistant Secretaries and Assistant Treasurers</u>. The Assistant Secretaries, when authorized by the Board of Directors, may sign with the President or a Vice President certificates for shares of the corporation the issuance of which shall have been authorized by a resolution of the directors. Assistant Treasurers shall, if required by the Board of Directors, give bonds for the faithful discharge of their duties in such sums and with such sureties as the Board of Directors shall determine. Assistant Secretaries and Assistant Treasurers, in general, shall perform such duties as shall be assigned to them by the Secretary or the Treasurer, respectively, or by the President or the Board of Directors.

Section 12. <u>Salaries</u>. The salaries of the officers shall be fixed from time to time by the Board of Directors and no officer shall be prevented from receiving such salary by reason of the fact that such officer is also a director of the corporation.

ARTICLE V. CONTRACTS, LOANS, CHECKS AND DEPOSITS

Section 1. <u>Contracts</u>. The Board of Directors may authorize any officer or officers or agents to enter into any contract or execute and deliver any instrument in the name of and on behalf of the corporation, and such authority may be general or confined to specific instances.

Section 2. <u>Loans</u>. No loans shall be contracted on behalf of the corporation, unless authorized by resolution of the Board of Directors and such authority may be general or confined to specific instances.

Section 3. Checks, Drafts, Etc. All checks, drafts, or other orders for payment of money, notes or other evidences of indebtedness issued in the name of the corporation, shall be signed by such one or more officers or agents of the corporation and in such manner as shall from time to time be determined by directors' resolution.

Section 4. Deposits. All funds of the corporation not otherwise employed shall be deposited from time to time to the credit of the corporation in such banks, trust companies or other depositories as the Board of Directors may select.

ARTICLE VI. CERTIFICATES FOR SHARES AND THEIR TRANSFER

Section l. Certificates for Shares. Certificates representing shares of the corporation shall be in such form as shall be determined by the Board of Directors. Such certificates shall be signed by the President or Vice President and by the Secretary or an Assistant Secretary. All certificates for shares shall be consecutively numbered or otherwise identified. Each certificate shall state the name of the corporation, its designation as a Nebraska corporation, the name of the person to whom it is issued, the number and the class of the shares issued and the designation of the series, if any, the certificate represents. Where two or more class of shares or series of shares are authorized such certificates shall also include a conspicuous statement on the front of the certificate that the corporation will provide the shareholder with the following information: any designations, relative rights, preferences and limitations applicable to each class and any variation thereof within a series as well as the authority of the Board of Directors to determine such variation for future series. The name and address of the person to whom the shares represented thereby are issued, with the number of shares and date of issue, shall be entered on the stock transfer books of the corporation. All certificates surrendered to the corporation for transfer shall be canceled and no new certificates shall be issued until the former certificate for a like number of shares shall have been surrendered and canceled, except that in case of a lost, destroyed or mutilated certificate a new one may be issued therefore upon such terms and indemnity to the corporation as the Board of Directors may prescribe.

Section 2. Transfer of Shares. Transfer of shares of the corporation shall be made only on the stock transfer books of the corporation by the holder of record thereof or by the holder's legal representative who shall furnish proper evidence of authority to transfer, or by the holder's attorney thereunto authorized by power of attorney duly executed and filed with the Secretary of the corporation, and on surrender for cancellation of the certificate for such shares. The person in whose name shares stand on the books of the corporation shall be deemed by the corporation to be the owner thereof for all purposes.

ARTICLE VII. FISCAL YEAR

The fiscal year of the corporation shall be the calendar year.

ARTICLE VIII. DIVIDENDS

The Board of Directors may from time to time declare, and the corporation may pay dividends on its outstanding shares in the manner and upon the terms and conditions provided by law and the Articles of Incorporation.

ARTICLE IX. SEAL

The corporation will have no corporate seal.

ARTICLE X. WAIVER OF NOTICE

Whenever any notice is required to be given to any shareholder of director of the corporation under the provisions of these Bylaws or under the provisions of the Articles of Incorporation or under the provisions of Nevada Business Corporation Act, a waiver thereof in writing, signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice.

ARTICLE XI. AMENDMENTS

These Bylaws may be altered, amended or repealed and new Bylaws maybe adopted by the Board of Directors at any regular or special meeting of the Board of Directors, except, any Bylaw adopted by the shareholders which contain the provisions "enacted by the shareholders" shall not be altered, amended, or repealed except by act of the shareholders.

Dated: June 12, 2001

Nancy Alsbury

Nancy J. Alsbury, Secretary

ARTICLES OF INCORPORATION
OF
DEL-RENE CO.
NEVADA CORPORATION

FIRST: The name of the corporation (herein referred to as the "Corporation") is Del-Rene Co.

SECOND: The Corporation's principal office in the State of Nevada is located at 3373 Pheasant Canyon Highway, Laughlin, Nevada 89029. The name and address of its registered agent is David L. Alsbury, 3373 Pheasant Canyon Highway, Laughlin, Nevada 89029.

THIRD: The purpose of the Corporation is to engage in, promote, conduct and carry on any lawful acts or activities for which corporations may be organized under the laws of the State of Nevada.

FOURTH: The total number of shares of capital stock of all classes which the Corporation shall have authority to issue is seventy-five million (75,000,000) shares, of which seventy million (70,000,000) shares, of a par value of One-Tenth of One Cent ($0.001) per share, shall be of a class designated "Common Stock", and Five Million (5,000,000) shares, of a par value of One-Tenth of One Cent ($0.001) per share, shall be of a class designated "Preferred Stock".

The designations, preferences, privileges and powers and relative, participating, optional or other special rights and qualifications, limitations or restrictions of the above classes of capital stock shall be as follows:

A. Preferred Stock.

(1) Shares of Preferred Stock may be issued in one or more series at such time or times and for such consideration as the Board of Directors may determine. All shares of any one series shall be of equal rank and identical in all respects.

(2) Authority is hereby expressly granted to the Board of Directors to fix from time to time, by resolution or resolutions, providing for the establishment and/or issuance of any series of Preferred Stock, the designation of such series and the powers, preferences and rights of the shares of such series, and the qualifications, limitations or restrictions thereof, including the following:

(a) The distinctive designation and number of shares comprising such series, which number may (except where otherwise provided by the Board of Directors in creating such series) be increased or decreased (but not below the number of shares then outstanding) from time to time by action of the Board of Directors;

(b) The rate of dividends, if any, on the shares of that series, whether dividends shall be noncumulative, partially cumulative or cumulative (and, if cumulative, from which date or dates), whether dividends shall be payable in cash, property or rights, or in shares of the Corporation's capital stock, and the relative rights of priority, if any, for payment of dividends on shares of that series over shares of any other series;

(c) Whether the shares of that series shall be redeemable and, if so, the terms and conditions of such redemption, including the date or dates upon or after which they shall be redeemable, the event or events upon or after which they shall be redeemable or at whose option they shall be redeemable, and the amount per share payable in case of redemption (which amount may vary under different conditions and at different redemption dates) or the property or rights, including securities of any other corporation, payable in case of redemption;

(d) Whether that series shall have a sinking fund for the redemption or purchase of shares of that series and, if so, the terms and amounts payable into such sinking fund;

(e) The rights to which the holders of the shares of that series shall be entitled in the event of voluntary or involuntary liquidation, dissolution or winding-up of the Corporation, and the relative rights of priority, if any, for payment of shares of that series in any such event;

(f) Whether the shares of that series shall be convertible into or exchangeable for shares of stock of any other class or any other series and, if so, the terms and conditions of such conversion or exchange, including the rate or rates of conversion or exchange, the date or dates upon or after which they shall be convertible or exchangeable, the duration for which they shall be convertible or exchangeable, the event or events upon or after which they shall be convertible or exchangeable or at whose option they shall be convertible or exchangeable, and the method (if any) of adjusting the rates of conversion or exchange in the event of a stock split, stock dividend, combination of shares or similar event;

(g) Whether the issuance of any additional shares of such series, or of shares of any other series, shall be subject to restrictions as to issuance, or as to the powers, preferences or rights of any such other series; and

(h) Any other preferences, privileges and powers and relative, participating, optional or other special rights and qualifications, limitations or restrictions of such series, as the Board of Directors may deem advisable and as shall not be inconsistent with the provisions of these Articles of Incorporation and to the full extent now or hereafter permitted by the laws of the State of Nevada.

(3) Payment of dividends shall be as follows:

(a) The holders of any series of Preferred Stock, in preference to the holders of the Common Stock and the holders of any junior-ranking series of Preferred Stock, shall be entitled to receive, as and when declared by the Board of Directors out of funds legally available therefore, dividends in cash, property or rights, or in shares of the Corporation's capital stock, at the rate for such series fixed in accordance with the provisions of paragraph A(2)(b) of this Article FOURTH.

(b) No dividend shall be paid upon, or declared or set aside for, any series of Preferred Stock with respect to any dividend period unless (i) all dividends on all senior ranking series of Preferred Stock shall, for the same dividend period, and for all past dividend periods (to the extent the dividends on such senior-ranking series of Preferred Stock are cumulative), have been fully paid or declared and provided for, and (ii) at the same time a like proportionate dividend with respect to the same dividend period, ratably in proportion to the respective annual dividend rates fixed therefore, shall be paid upon, or declared and provided for, all equally-ranking series of Preferred Stock.

(c) So long as any shares of any series of Preferred Stock shall be outstanding, in no event shall any dividend, whether in cash, property (excluding shares of Common Stock of the Corporation) or rights, be paid upon, or declared and provided for, nor shall any distribution be made, on the outstanding shares of Common Stock, unless all dividends on all cumulative series of Preferred Stock with respect to all past dividend periods and unless all dividends on all series of Preferred Stock for the then current dividend period shall have been paid upon, or declared and provided for, and unless the Corporation shall not be in default under any of its obligations with respect to any sinking fund for any series of Preferred Stock. The foregoing provisions of this paragraph (c) shall not, however, in any way prohibit or limit the Corporation from making a dividend or other distribution of shares of Common Stock on the outstanding shares of Common Stock.

(d) No dividends shall be deemed to have accrued on any share of any series of Preferred Stock with respect to any period prior to the date of the original issuance of such share or the dividend payment date immediately preceding or following such date of original issue, except as may otherwise be provided in the resolution or resolutions of the Board of Directors creating such series. Accruals of dividends shall not bear interest.

(4) In the event of any voluntary or involuntary liquidation, dissolution or winding-up of the Corporation, the holders of the shares of any series of Preferred Stock then outstanding shall be entitled to receive out of the net assets of the Corporation (whether capital or surplus), but only in accordance with the preferences, if any, provided for such series, before any distribution or payment shall be made to the holders of the Common Stock and the holders of any junior-ranking series of Preferred Stock, the amount per share fixed by the resolution or resolutions of the Board of Directors to be received by the holders of such shares on such voluntary or involuntary liquidation, dissolution or winding-up, as the case may be. If such payment shall have been made in full to the holders of all outstanding Preferred Stock of all series, or duly provided for, the remaining net assets of the Corporation shall be available for distribution to the holders of the Common Stock to the extent the Board of Directors shall determine as provided for in paragraph B(2) of this Article FOURTH. If, upon any such voluntary or involuntary liquidation, dissolution or winding up, the net assets of the Corporation available for distribution among the holders of any one or more series of the Preferred Stock which (i) are entitled to a preference over the holders of the Common Stock upon such voluntary or involuntary liquidation, dissolution or winding-up, and (ii) rank equally in connection therewith, shall be insufficient to make payment in full of the preferential amount to which the holders of such series shall be entitled, then such assets shall be distributed among the holders of each such series of the Preferred Stock ratably according to the respective amounts to which they would be entitled in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full. Neither the consolidation nor merger of the Corporation, nor the sale, lease or conveyance (whether for cash, securities or other property) of all or part of its assets, shall be deemed a voluntary or involuntary liquidation, dissolution or winding-up of the Corporation within the meaning of the foregoing provisions.

(5) The shares of Preferred Stock shall have no voting power or voting rights with respect to any matter whatsoever, except as may be otherwise required by law or may be provided in the resolution or resolutions of the Board of Directors creating the series of which such shares are a part.

B. <u>Common Stock.</u>

(1) After the requirements with respect to preferential dividends, if any, on any series of Preferred Stock (fixed pursuant to paragraph A(2)(b) and as further provided for in paragraph A(3), both of this Article FOURTH) shall have been met, and after the Corporation shall have complied with all requirements, if any, with respect to the setting aside of sums in a sinking fund for the purchase or redemption of shares of any series of Preferred Stock (fixed

pursuant to paragraph A(2) of this Article FOURTH), then, and not otherwise, the holders of Common Stock shall receive, to the extent permitted by law and to the extent the Board of Directors shall determine, such dividends as may be declared from time to time by the Board of Directors.

(2) After distribution in full of the preferential amount, if any (fixed pursuant to paragraph A (2)(e) and as further provided for in paragraph A(4), both of this Article FOURTH), to be distributed to the holders of any series of Preferred Stock in the event of the voluntary or involuntary liquidation, dissolution or winding-up of the Corporation, the holders of the Common Stock shall be entitled to receive, pro rata, the net assets of the Corporation, distribution thereof to be made in such manner as the Board of Directors shall determine.

(3) Except as may be otherwise required by law or by these Articles of Incorporation, each holder of Common Stock shall have one vote in respect of each share of such stock held by him on all matters voted upon by the Shareholders.

FIFTH: The governing board of the Corporation shall be known as directors, and the number of directors may from time to time be increased or decreased in such manner as shall be provided by the Bylaws of the Corporation, provided that the number of directors shall not be less than two (2) nor more than fifteen (15), except that in cases where all the shares of the Corporation are owned beneficially and of record by one shareholder, the number of directors may be one (1).

The initial number of directors shall be two (2).

The names and post office address of the first Board of Directors is as follows:

NAME	STREET ADDRESS
Nancy Alsbury	5921 S. 91st Street Lincoln, Nebraska 68526
Steve Alsbury	5921 S. 91st Street Lincoln, Nebraska 68526

SIXTH: The capital stock, after the amount of the subscription price, or par value, has been paid in, shall not be subject to assessment to pay the debts of the Corporation.

SEVENTH: The names and post office addresses of the incorporators signing these Articles of Incorporation are:

NAME	STREET ADDRESS
Nancy Alsbury	5921 S. 91st Street Lincoln, Nebraska 68526
Steve Alsbury	5921 S. 91st Street Lincoln, Nebraska 68526

EIGHTH: The Corporation shall have perpetual existence.

NINTH: The Corporation shall indemnify those persons determined to be entitled to indemnification, as hereinafter provided, in the manner and under the circumstances described in this Article NINTH.

A. Permissive Indemnification.

(1) Subject to the case by case determination required to be made under paragraph A(3) hereof, the Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the Corporation, by reason of the fact that he is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interest of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Corporation, nor that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

(2) Subject to the case by case determination required to be made under paragraph A(3) hereof, the Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including attorneys' fees actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interest of the Corporation, but no indemnification shall be made under this paragraph A(2) in respect to any claim, issue or matter as to which such person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals there from, to be liable to the Corporation or for amounts paid in settlement to the Corporation, unless and only to the extent that the court in which such action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

(3) Any indemnification under paragraphs A(1) and A(2), unless ordered by a court, shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in paragraphs A(1) and A(2). Such determination shall be made:

(a) By the stockholders;

(b) By the Board of Directors by majority vote of a quorum consisting of directors who were not parties to such act, suit or proceeding;

(c) If such a quorum of disinterested directors so orders, by independent legal counsel in a written opinion; or

(d) If such a quorum of disinterested directors cannot be obtained, by independent legal counsel in a written opinion.

B. Mandatory Indemnification.

To the extent that a director, officer, employee or agent of the Corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in paragraphs A(1) and A(2), or in defense of any claim, issue or matter therein, he shall be indemnified by the Corporation against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with such defense.

C. Advancement of Expenses.

Expenses incurred in defending a civil or criminal action, suit or proceeding shall be paid by the Corporation in advance of the final disposition of such action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director, officer, employee or agent to repay such amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the Corporation. The provisions of this paragraph C do not affect any rights to advancement of expenses to which corporate personnel other than directors or officers may be entitled under any contract or otherwise by law.

D. Other Rights.

The indemnification and advancement of expenses provided by this Article NINTH does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, for either an action in his official capacity or an action in another capacity while holding such office, except that indemnification, unless ordered by a court pursuant to paragraph A(1) or (2) or Nevada Revised Statute 78.7502, or advancement of expenses pursuant to paragraph C or Nevada Revised Statute 78.751(2) may not be made to or on behalf of any director or officer if a final adjudication establishes that his acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action. The indemnification provided by this Article NINTH shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

E. Insurance.

The Corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and liability and expenses incurred by him in any such capacity, or arising out of his

status as such, whether or not the Corporation has the power to indemnify him against such liability under the provisions of this Article NINTH.

TENTH: **No director or officer of the Corporation shall be personally liable to the Corporation or to its shareholders for damages for breach of fiduciary duty as a director or officer, provided, however, this Article TENTH shall not limit the liability of a director or officer for: (a) acts or omissions which involve intentional misconduct, fraud or a knowing violation of law; or (b) the payment of distributions in violation of Nevada Revised Statute 78.300 and any amendment or recodification thereof.**

ELEVENTH: **In furtherance and not in limitation of the rights, powers, privileges and discretionary authority granted or conferred by the laws of the State of Nevada, the Board of Directors is expressly authorized:**

A. Subject to the Bylaws, if any, adopted by the shareholders, to make, amend, alter or repeal the Bylaws of the Corporation;

B. To authorize and cause to be executed mortgages and liens upon the real and personal property of the Corporation; and

C. To set apart out of any funds of the Corporation available for dividends, a reserved or reserves for any proper purpose and to reduce any such reserve in the manner in which it was created.

TWELFTH: The books of the Corporation may be kept (subject to any provision contained in the statutes) outside the State of Nevada at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

THIRTEENTH: The Corporation reserves the right to amend, alter, change or repeal any provisions herein contained, in the manner now or hereafter prescribed by statute, and all rights, powers, privileges and discretionary authority granted or conferred herein upon shareholders or directors are granted subject to this reservation.

THE UNDERSIGNED, being the incorporators hereinbefore named, for the purpose of forming a corporation pursuant to Chapter 78 of the Nevada Revised Statutes, do execute these Articles of Incorporation this 21 day of May, 2001.

Steve M. Alsbury
Steve M. Alsbury

Nancy J. Alsbury
Nancy J. Alsbury

STATE OF NEBRASKA)
)ss.
COUNTY OF LANCASTER)

This instrument was acknowledged before me on this 21 day of MAY, 2001, by Steve M. Alsbury and Nancy J. Alsbury as the incorporators of Del-Rene Co.

Jean M. Smith
Notary Public

CERTIFICATE OF ACCEPTANCE
OF APPOINTMENT OF RESIDENT AGENT

I, David L. Alsbury accept appointment as resident agent for the above corporation.

Dated: MAY 28TH, 2001

David L. Alsbury
David L. Alsbury

AGREEMENT FOR DSL SERVICES

This is an Agreement between ALLTEL Communications, Inc. ("ALLTEL"), and DEL-RENE Co ("Customer" or "you"), dated 8-15-01.

Through this Agreement, you agree to accept the following DSL services from ALLTEL for a 1 year period:

DSL Service		
☐ DSL Tier 1	Monthly Rate	$ 200
☐ DSL Tier 2 (if available)	Other DSL Services	$
☒ DSL Tier 3 (if available)	Total	$ 200
☐ Other DSL Services: 10 IP ADDRESSES		

In addition, you agree to purchase the following equipment from ALLTEL:

Equipment	Quantity	Price/Unit	Total
☐ DSL Modem Kit – 1 Year Contract		$99.95	$
☐ DSL Modem Kit – 2 Year Contract		$0.00	$
☐ Additional Inline DSL Microfilters		$8.00	$ 8.50
☐ Additional Wall Mount DSL Microfilters		$19.95	$
☐ Other DSL Equipment:			$
		Total	$ 8.50

The charges identified above do not include applicable taxes and surcharges. Upon expiration, this Agreement will continue month to month until it is cancelled by either party. If you do not honor this term, then you will be liable for an early cancellation fee of $100 for a 1 year agreement, $200 for a 2 year agreement when cancellation takes place in the first year, or $100 for a 2 year agreement when cancellation takes place in the second year.

The attached TERMS AND CONDITIONS contain general provisions regarding the obligations of the parties under this Agreement. By signing below, you agree to be bound by the TERMS AND CONDITIONS.

CUSTOMER

By: DEL-RENE COMPANY [signature]

Print Name: STEVE ALSBURY

Phone Number: 402-489-2234

TERMS AND CONDITIONS FOR COMMUNCIATON SERVICES

Definitions
"You," "your," and "Customer" mean the person, company, or business that subscribes to Communication Services or purchases or leases Equipment. "We," "our," "us," and "ALLTEL" refer to ALLTEL Communications, Inc. and its subsidiaries and affiliates. "Communication Service(s)" or "Service(s)" refer to the communication services you have asked us to provide to you. "Service Order" means the form (whether paper or electronic) on which you apply for Services and includes certain terms and conditions of the Services such as the length of time you will subscribe to them, rate plans, access charges, choice of long distance carrier, and the Equipment you have selected. "Equipment" means any communications equipment or accessories you purchase or lease from us.

Term
a. Fixed Term. You agree to subscribe to the Services for the length of time identified in the Service Order. The Services you receive after the end of the term will be provided on a month-to-month basis.
b. Month-to-Month Term. If no length of time is identified on the Service Order, then the term is month-to-month.

Termination By You
a. Fixed Term. If you subscribe to a Service for a fixed term and you terminate the Service before the end of the term, or if you do not honor any advance notice of termination requirement, then you will be required to pay us an early cancellation fee as specified on your Service Order. In addition, you remain liable for payment of all outstanding charges for all Services you used and Equipment you purchased prior to termination.
b. *Month-to-Month Term. You may terminate a Service to which you subscribe on a month-to-month basis at any time by notifying us.* You remain liable for payment of all outstanding charges for all Services you used and Equipment you purchased prior to termination.
c. Bundled Services. If you receive special rates in return for subscribing to multiple Services ("bundling") and you subsequently unbundle, terminate, or disconnect any of those Services at any time, then we may adjust the rates for the remaining Service(s).
d. Change in Location. A change in your service address or the location to which any Service is provided to you may constitute your termination of that Service.

Termination By Us
We may interrupt or terminate a Service: (1) if you do not honor any provision of these Terms and Conditions (including payment obligations), (2) if you use a Service in a manner that adversely affects Service to other customers or harasses our customers or employees or (3) if you or others use a Service to engage in fraud or unlawful conduct or are suspected of doing so. We may restore such interrupted or terminated Service, in our sole discretion, following correction of the violation and payment of any amounts due, including any restoration charges we assess for restoring your service.

Charges for Services and Equipment
a. In General. You are responsible for paying all charges applicable to your account, including but not limited to: access, airtime, features, roaming, toll, long distance, directory assistance, and the cost of Equipment. In addition, you are responsible for paying any taxes, surcharges, fees, and assessments imposed from time to time in connection with the Services and the Equipment.
b. Wireless Telephone Services. Airtime usage on each call is billed in full minute increments, with a minimum charge of one minute per call. Partial minutes of use are rounded up to the next full minute. Access charges are billed in advance and will not be refunded in the event of termination. Unused plan minutes are not carried over to subsequent monthly billing cycles. The length of a call will be measured from when you initiate it (typically, when you press the "Send" or "Yes" key) until you terminate it (typically, when you press the "End" or "No" key). In addition to airtime charges, you may be charged toll for long distance calls. Rates and charges while roaming outside of your local ALLTEL service area may be different than your ALLTEL service area rates. We reserve the right to select the carrier you will use while roaming. Rates during peak hours may be higher than rates during off-peak hours. Use of custom calling features (such as voicemail or three-way calling) will be billed like any other call. To be eligible for Service, we may require you to reside in our Service area and to use most of your Service on a network owned or operated by ALLTEL.
c. Internet Access Service. Internet access may be billed in full hour increments. Partial hours of use may be rounded up to the next full hour. Unused hours may not be carried over to subsequent monthly billing cycles. Access time may be measured from the time the port is seized to the time the port is released by your computer.

Payments
We will bill you monthly for all charges associated with the Services, and we will invoice you for all charges associated with Equipment. Payment in full is due no later than the due date indicated on your bill. If you have authorized payment for Services or Equipment by credit card or by debiting a bank account, no additional notice or consent is required before we invoice the credit card or debit the bank account for all amounts due to us for any reason. We may accept late payments, partial payments or any payments marked as being "payment in full" or as being *settlement of any dispute without losing any of our rights under this Agreement. You agree to pay costs and fees we incur to collect an unpaid balance from you.*

Credits And Deposits
You authorize us to ask credit-reporting agencies for credit information about you. We may, in our discretion, require you to submit a deposit as security for payment of charges. An additional deposit may be required if *either the amount or number of Services is increased* or your credit rating changes. Simple interest will be paid on the cash deposit for the period it is held by us and will be refunded if satisfactory credit has been established or upon termination of service. We reserve the right to apply the deposit to any amount due and unpaid. We may require a guarantee of payment by an individual or entity approved by us.

Internet Access Service
If you subscribe to our Internet Access Service, then you agree to abide by our Acceptable Use Policy, available via a link on the ALLTEL.net home page (www.ALLTEL.net), and by any other policies posted there. The Acceptable Use Policy generally provides that you may not use our Internet Access Service to (1) engage in illegal activity, (2) violate the network policies of any network accessed through our Service or (3) engage in any activity that interferes with other internet users' use and enjoyment of the Internet or our Service. The Acceptable Use Policy may change periodically, and it is your responsibility to review it from time to time and comply with the changes.

Telephone Numbers and E-mail Addresses
We assign telephone numbers and e-mail addresses in connection with the Services. You have no proprietary right to any such identifiers, and we reserve the right to change them upon notice to you.

Services Provided by Third Parties
The Services will be provided either by us or by our third party vendors or contractors. We reserve the right to change or modify the source of any Services provided to you without notice.

Privacy and Customer Proprietary Network Information
You authorize us to monitor and record communications to us regarding your account or the Services for purposes of quality assurance. We will not give you notice of any subpoenas or court orders related to your account or use of Services unless required by law. Information in our billing and customer care systems concerning your account and your use of Services belongs to us, and you have no expectation of privacy with respect to such information. *We may analyze your account and usage information and share this information with other ALLTEL entities.* We will not share this information with other companies. If you do not want us to use your information internally, please notify us.

Theft and Fraud
If your Service or Equipment is lost or stolen or fraudulently used, then you are responsible for all usage incurred before we receive notice from you of such loss or theft. You agree to cooperate in the investigation of fraud or theft and to provide us with such information and documentation as we may request (including affidavits and police reports).

LIMITATION OF LIABILITY
OUR LIABILITY REGARDING YOUR USE OF THE SERVICES OR EQUIPMENT, OR THE FAILURE OF OR INABILITY TO USE THE SERVICES OR EQUIPMENT, IS LIMITED TO THE CHARGES YOU INCUR FOR SERVICES OR EQUIPMENT DURING THE AFFECTED PERIOD. THIS MEANS WE ARE NOT LIABLE FOR ANY INCIDENTIAL OR CONSEQUENTIAL DAMAGES (SUCH AS LOST PROFITS OR LOST BUSINESS OPPORTUNITIES), PUNITIVE OR EXEMPLARY DAMAGES, OR ATTORNEYS' FEES.

DISCLAIMER OF WARRANTIES
WE MAKE NO WARRANTY REGARDING THE SERVICES AND DISCLAIM ANY IMPLIED WARRANTY, INCLUDING ANY WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE. WE ARE NOT RESPONSIBLE FOR CIRCUMSTANCES BEYOND OUR CONTROL, INCLUDING WITHOUT LIMITATION ACTS OR OMISSIONS OF OTHERS, ATMOSPHERIC CONDITIONS, OR ACTS OF GOD. WE DO NOT MANUFACTURE EQUIPMENT OR SOFTWARE, AND YOUR ONLY WARRANTIES AND REPRESENTATIONS WITH RESPECT TO EQUIPMENT OR SOFTWARE ARE THOSE PROVIDED BY THE MANUFACTURER (WITH RESPECT TO WHICH WE HAVE NO LIABILITY WHATSOEVER).

About These Terms and Conditions
BY USING ANY ALLTEL COMMUNICATIONS SERVICES, YOU ARE AGREEING TO THESE TERMS AND CONDITIONS. If you do not wish to be bound by these Terms and Conditions, do not use the Services and notify us immediately. We may change these Terms and Conditions at any time if we give you advance notice of the changes. You accept the changes if you use Services after you receive our notice. If you do not accept the changes, you may terminate your Agreement by giving us notice, in which case you will not be subject to an early cancellation fee. You will still be responsible for all charges for Service and Equipment made before you terminated your Agreement.

About Tariffs
Your Agreement and ALLTEL's provision of Communications Services are subject to the provisions of any applicable federal or state tariffs.

Entire Agreement
These Terms and Conditions, together with the Service Order and any applicable tariff, are the entire Agreement between you and us, which may only be amended as described above. These Terms and Conditions supersede any inconsistent or additional promises made to you by any of our employees or agents.

Assignment
We may assign this Agreement to another entity without any advance consent from or notice to you. You may not assign this Agreement without our consent.

No Waiver; Severability
If we do not enforce any right or remedy available under this Agreement, that failure is not a waiver. If any part of this Agreement is held invalid or unenforceable, the remainder of this *Agreement will remain in force.*

Arbitration
Any dispute arising out of this Agreement or relating to the Services and Equipment must be settled by arbitration administered by the American Arbitration Association. Each party will bear the cost of preparing and prosecuting its case. We will reimburse you for any filing or hearing fees to the extent they exceed what your court costs would have been if your claim had been resolved in a state court having jurisdiction. The arbitrator has no power or authority to alter or modify these Terms and Conditions, including the foregoing Limitation of Liability section. All claims must be arbitrated individually, and there will be no consolidation or class treatment of any claims. This provision is subject to the United States Arbitration Act.

June 2000

Schedule of Officers, Directors, & Principal Shareholders
Of
Del-Rene Company
A Nevada Corporation

Officers:

Nancy J. Alsbury, 5921 S. 91st Street, Lincoln, Nebraska, 68526

Steve M. Alsbury, 5921 S. 91st Street, Lincoln, Nebraska, 68526

Directors:

Nancy J. Alsbury, 5921 S. 91st Street, Lincoln, Nebraska, 68526

Steve M. Alsbury, 5921 S. 91st Street, Lincoln, Nebraska, 68526

Principal Shareholders:

Nancy Alsbury, 5921 S. 91st Street, Lincoln, Nebraska, 68526 (40%)

Steve Alsbury, 5921 S. 91st Street, Lincoln, Nebraska, 68526 (35%)

Mary Lathrop, 5816 N 20th Street, Lincoln, Nebraska 68521 (10%)

David Alsbury, 3373 Pheasant Canyon Hwy, Laughlin, Nevada 89029 (10%)

Scott Alsbury, 7393 Bell Vista Drive, Rockford, Illinois 61107 (5%)

NUMBER 0

SHARES 0

See Reverse for Certain Definitions

INCORPORATED UNDER THE LAWS OF THE STATE OF NEVADA

Del-Rene Company

This is to Certify that ~~SPECIMEN SPECIMEN SPECIMEN~~ is the owner of

_________________________ *fully paid and non-assessable shares of the above Corporation transferable only on the books of the Corporation by the holder thereof in person or by a duly authorized Attorney upon surrender of this Certificate properly endorsed.*

Witness, *the seal of the Corporation and the Signatures of its duly authorized officers.*

Dated

TREASURER

PRESIDENT

Welcome to the Del-Rene Company, home of GoToTheBusiness.com, The "American" Business Encyclopedia!

Please fill out the information below to proceed to our prospectus. Once you have submitted this information you will be able to click on the link to the Electronic Prospectus. You can download this to your computer by clicking on File, then Save As, and directing where you wish to save it. We recommend your Temp directory. This is the begining information to our Public Offering Prospectus.

THIS DOES NOT CONSTITUTE AN OFFER TO BUY, IT IS FOR INFORMATIONAL CONFIRMATION ONLY THAT YOU RESIDE IN THE APPROPRIATE STATES.

Your Name:

Address:

City:

Your State:

Your Zipcode:

Phone Number:

Best Time To Call:

Your Email:

Accept Electronic Delivery of Prospectus. Yes or No:

I Agree. Send Confirmation Data to Del-Rene Company! | Clear Form

TO VIEW/PURCHASE STOCK FROM THIS PROSPECTUS YOU ARE BEING NOTIFIED THAT THIS OFFER IS GOOD ONLY IN COLORADO(700,000 shares), GEORGIA(1,000,000 shares), ILLINOIS(1,000,000 shares), INDIANA(500,000 shares), KANSAS(200,000 shares), MICHIGAN(200,000 shares), MISSOURI(300,000 shares), NEBRASKA(100,000 shares), OR WISCONSIN(1,000,000 shares) . BY SUBMITTING THIS INFORMATION YOU ARE CERTIFYING THAT YOU RESIDE IN ONE OF THE ABOVE NAMED STATES AND YOU ARE NOW PROCEEDING TO THE PROSPECTUS LINK AND ARE IN RECEIPT OF OUR PROSPECTUS. IF YOU WISH TO REVOKE THE ACCEPTANCE OF ELECTRONIC DELIVERY AND RECEIVE A PAPER COPY OF THIS OFFERING TYPE IN NO IN THE BOX ABOVE "ACCEPT ELECTRONIC DELIVERY OF PROSPECTUS" BEFORE YOU SUBMIT THIS INFORMATION.

IF YOU HAVE ANY QUESTIONS OR HAVE TROUBLE ACCESSING THE FOLLOWING LINK, PLEASE CALL 1-800-372-4474. PLEASE LEAVE A MESSAGE IF WE ARE UNAVAILABLE AND WE WILL CALL YOU BACK.

SHARES ARE $1.00 PER SHARE WITH A MINIMUM SUBSCRIPTION OF 500 SHARES FOR $500. WE RESERVE THE RIGHT TO REJECT ANY SUBSCRIPTION OFFER.

Subscription Agreement
For
Del-Rene Company

If you are interested in purchasing shares ("Shares") of the common stock (the "Common Stock") of the Del-Rene Company (the Company), you must:

a) complete this Subscription Agreement (the "Agreement");

b) provide a check or money order (unless a wire transfer is being sent) made payable to Del-Rene Company which will be deposited in 2 business days in the impound account for the company;

c) deliver both the Agreement and payment to:

Del-Rene Company
5921 S. 91st Street
Lincoln, Nebraska 68526

The Company may accept or reject any subscription you tender, in whole or in part. This means that the Company may allocate to you a smaller number of Shares than you subscribed to purchase. If accepted by the Company, then this Agreement will constitute a subscription for shares of the Company's Common Stock ($1.00 per value per share).

The minimum subscription is $500 for 500 shares. You should pay by check, money order or wire transfer payable to "The Del-Rene Company". If the Company rejects your subscription in whole, the Company will return this Agreement and your payment.

If the Company accepts your subscription in whole or in part, a copy of this Agreement will be returned to you as your receipt. This will confirm your subscription and indicate how much of your subscription the Company has accepted. All proceeds of the Offering will be held in an Impound Account at Union Bank & Trust, Lincoln, Nebraska.

When the Company sells its Minimum Subscription, the funds held in the Impound Account will be disbursed to the Company and stock certificates will be issued with 10 days. After that, you will be mailed stock certificates no more than 30 days after the Company mailed written confirmation of the subscription to you. If the Company accepts only part of your subscription, the Company will return the unused portion of your payment to you with interest, if any. If the Minimum Subscription is not sold prior to the Termination Date of the Offering, then all deposits will be returned to subscribers with interest earned, if any.

You irrevocably submit this Agreement for the purchase of ________ Shares at $1.00 per Share. With this Agreement, you also submit payment in the amount of $_____________ ($1.00 per Share) for the Shares subscribed.

In connection with this investment, you represent to the Company that:

a. Before submitting payment of Shares, you received the Company's Disclosure Document dated November 11, 2001.

b. You are a resident of the city of ________________, in the State of ___________________, in the country of ________________.

(If the Offering has not been qualified or registered in that jurisdiction or is not exempt from the registration requirements in that jurisdiction, your subscription will not be accepted)

c. The Social Security number or taxpayer identification number that you included in this Agreement is your true, correct, and complete identification number.

d. You are not subject to backup withholding of interest or dividends by the Internal Revenue Service.

The Shares should be registered as follows:

Name ________________________________
(please print)

As (check one):

______ Individual ______ Tenants-in-Common
______ Partnership ______ Joint Tenants
______ Corporation ______ Trust
______ Minor w/ Adult Custodian Under the Uniform Gift to Minors Act
______ Other

Individual(s) Registration:

Individual No.1 (print name above)	Individual No.2 (print name above)
Street (residence address)	Street (residence address)
City State Zip	City State Zip
Home Telephone	Home Telephone
Social Security Number	Social Security Number
Signature	Signature
Date	Date

Entity (Not Individual) Registration:
On behalf of the entity named below, you represent that you have full power and authority to execute this Agreement. You also represent that investment in the Company is not prohibited by any governing documents of the entity.

____
Name of Entity

By: ______________________ Date ____________________
Signature of trustee, partner, or
Authorized officer

Title: ______________________

Street Address ____________________

City __________________ State ________________ Zip ___________

Telephone ( ) _________________

Taxpayer ID Number _________________

ACCEPTED BY: DEL-RENE COMPANY FOR _________SHARES

By: ___________________________ Date: _________________
Title: Sr. Vice President

HOCKING & REID, LLC

Phone: 402-441-0140
Fax: 402-441-0149

Certified Public Accountants
5757 South 34th Street, Suite 100
Lincoln, Nebraska 68516

We hereby consent to the use of our report dated March 15, 2002, on the financial statements of Del-Rene Co. (a Nevada Company in the Development Stage) for the year ended December 31, 2001 and for the periods from January 1, 2002 through January 31, 2002, May 17, 2000 (inception) through December 31, 2000 and May 17, 2000 (inception) through January 31, 2002.

Such reports are being included in an Offering Statement to be filed by Del-Rene Co. under Regulation A of the Securities Act of 1933. We also consent to the reference to our firm under the caption "Experts" in the Offering Circular.

Hocking & Reid, LLC

Lincoln, Nebraska
March 15, 2002